Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

December 7, 2022

VIA EDGAR

Matthew Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8629

Re:	Fidelity & Guaranty Life Insurance Company

Initial Registration Statement on Form S-1

File No. 333-267180

Dear Mr. Williams:

On August 31, 2022, Fidelity & Guaranty Life Insurance Company (the “Company”) filed an initial registration statement on Form S-1 for certain individual registered indexed linked annuity contracts to be issued by the Company. On October 31, 2022, you provided the Commission staff’s comments on the initial registration statement filing.

Below please find the Commission Staff’s comments followed by the Company’s responses thereto. Where a comment was made with regard to disclosure in one location, applicable changes were made to all similar disclosure appearing elsewhere in the registration statement. Included with this letter is a draft of the pre-effective amendment filing that the Company intends to file pursuant to Rule 472 under the Securities Act. Such draft includes revisions in response to the Commission Staff’s comments, as described in this letter, and are marked to compare the above-referenced initial registration statement filing.

General

1.

Please confirm that all missing information, including all appendices, exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

RESPONSE: The Company confirms that the draft registration statement provided with this letter was updated to include certain of the missing information. The Company further acknowledges the Staff’s comment and notes that all other information omitted from the initial registration statement will be added by a pre-effective amendment.

2.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

RESPONSE: The Company confirms that there are no such guarantees or other agreements, and that there is no intent to enter into any such agreements at this time. The Company may seek to purchase or obtain reinsurance with respect to its obligations under the Contract, but the Company will remain solely responsible to the contract holder for any benefits or features associated with the Contract.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

December 7, 2022 Page 2

3.	Please complete the legend on the back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

RESPONSE: The requested legend has been added to the back cover page of the prospectus.

4.

The staff considers the use of the term “Secure Outcome” in the name of the Contract potentially misleading since it suggests that investments in the Contract are protected from loss when in fact they are not. We note disclosure on the cover page stating “An investment in this Contract is subject to risks, including the possible loss of principal.” Please revise the name accordingly. See Sample Letter Sent to Financial Institutions Regarding Their Structured Note Offerings Disclosure in Their Prospectus Supplements and Exchange Act Reports (Apr. 2012), www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm (noting that “[i]ssuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.”).

RESPONSE: The Company has removed the term “Secure Outcome” from the name of the Contract. The revised the name of the Contract is “F&G Confidence Builder.”

Cover Page

5.	Please prominently state after the third sentence on the cover page that the Company does not allow additional Premium Payments after the initial Premium Payment.

RESPONSE: The Company updated the disclosure as requested.

6.

The first paragraph states: “Certain words and phrases used and capitalized throughout the prospectus are defined in the section titled ‘Defined Terms.’” Notwithstanding this disclosure, please provide plain English definitions of defined terms where first used on the cover page. For example, where Point to Point, Annual Lock, Cap Rate, and Performance Trigger Rate are discussed on the cover page, please briefly explain what these terms mean.

RESPONSE: The Company has revised the cover page to simplify the information provided therein. To the extent defined terms are used, the Company has updated the disclosure as requested.

7.	In the third paragraph, please warn investors of the maximum loss that could be sustained at end of a Crediting Period under each Index-Linked Interest Strategy.

RESPONSE: The Company has updated the disclosure as requested.

8.

The fourth paragraph discusses Indices in bold font. Here, and throughout, please consider only bolding the most prominent features of the product that investors should pay particular attention to. For example:

a.

The second sentence of the tenth paragraph on the cover page states: “Investors should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.” Please make this sentence more prominent (e.g., in bold type).

b.	Disclosure on page 5 of the Summary section states: It is possible to lose your entire principal investment.” Please make this sentence more prominent (e.g., in bold type).

December 7, 2022 Page 3

c.

In Annual Lock Index-Linked Crediting Strategies on page 30, please make the following sentence more prominent (e.g., in bold type): “However, no Index Interest Credit will be credited to the Index-Linked Interest Strategy until the Crediting Date at the end of the Crediting Period.”

d.

The fourth paragraph in Annual Lock Index-Linked Crediting Strategies on page 30 states, in part: “The Annual Lock Amount is used only to calculate the performance of an Index-Linked Interest Strategy on each Contract Anniversary during the Crediting Period.” Please make this entire paragraph more prominent (e.g., in bold type).

RESPONSE: The Company has removed the list of indices from the cover page and has otherwise updated the disclosure as requested.

9.

Please revise the seventh paragraph as follows: “Any interest credited to your Contract, as well as our obligations under the Contract, either as a result of investing in an Index-Lined Interest Strategy or the Fixed Interest Strategy, ~~is~~ are subject to our creditworthiness and claims-paying ability.”

RESPONSE: The Company has updated the disclosure as requested.

10.

The eighth paragraph states that withdrawals may be subject to a surrender charge. Here, and throughout as applicable, please also disclose that there is a six-year surrender charge period for up to 7% of amounts withdrawn and that Strategy Interim Value adjustments may also apply. Please also briefly describe the Strategy Interim Value.

RESPONSE: The Company has updated the disclosure as requested.

11.

The second sentence of the eighth paragraph states: “If you take a withdrawal from your Contract, there is a risk of loss of principal and related earnings due to any applicable surrender charge, negative adjustments to certain values under your Contract, and negative tax consequences.

a.	Please clarify here, and throughout as applicable, what the negative adjustments are (e.g., the Strategy Interim Value adjustments).

b.

Please clarify here, and throughout as applicable, that partial withdrawals, full surrender, annuitization and death benefit payments, if made or taken during a Crediting Period, are subject to an adjustment based on the Strategy Interim Value, and specify the maximum loss that can be sustained as to each strategy as a result of such an adjustment.

c.

Please clarify, here and throughout where the negative tax consequences of withdrawals are discussed, that such withdrawals are subject to taxes and a 10% federal penalty if taken before age 59 1⁄2. Please also disclose here that Contract owners should consult with their tax advisors for more information.

RESPONSE: The Company updated the disclosure as requested.

12.

The final sentence of the eighth paragraph states: “A withdrawal will reduce your Account Value.” Please clarify here, and throughout as applicable, that this reduction is done on a proportionate (rather than a dollar-for-dollar) basis.

RESPONSE: The Company has updated the disclosure as requested.

13.

The ninth paragraph states that “[t]he Company sells the Contracts for cash directly to investors.” Please delete “directly” or supplementally explain why this statement is appropriate given the Contract is sold through broker-dealers.

December 7, 2022 Page 4

RESPONSE: The Company has deleted the word “directly.”

14.	Please include the following disclosures on the cover page:

i.	The Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Contracts purchased as a qualified contract.

ii.

Please prominently disclose that the Contract is not appropriate for investors who plan to take withdrawals beyond the free withdrawal amount or surrender the Contract during the first six Contract years due to the imposition of withdrawal charges and/or the Strategy Interim Value adjustment.

iii.

Please prominently disclose that partial withdrawals, full surrender, annuitization and death benefit payments, if made or taken during a Crediting Period, could significantly reduce the values under the Contract and the amount of interest credited at the end of a Crediting Period due to the Strategy Interim Value adjustment, proportionate withdrawal calculations, and withdrawal charges. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Floor or Buffer applicable to the Index-Linked Interest Strategy(ies).

RESPONSE: The Company has updated the disclosure as requested.

Defined Terms (pages 1-4)

15.

In accordance with plain English principles, please use defined terms sparingly. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that certain defined terms (Index-Linked Interest Strategies and Index-Linked Crediting Strategies; Qualified Contract and qualified contract, and Non-Qualified Contract and non-qualified contract) appear to be used interchangeably throughout; defined terms should be used consistently where possible. Other terms, such as Contract Anniversary and Negative Interest, are capitalized but undefined. Finally, please define terms in the context of the disclosure where possible, rather than relying primarily on the Defined Terms section; for example, consider whether the term Strategy Base Value is necessary, or could instead be defined in context.

RESPONSE: The Company has revised the disclosure to ensure consistent use of defined terms, has defined “Contract Anniversary” and is not using the capitalized term “Negative Interest.” The Company considered whether the term Strategy Base Value is necessary and determined that it is due to the complexity of the concept and its frequent use in the prospectus.

16.

Please add a plain-English description at the beginning of the definition of Buffer; e.g., a Buffer is a downside Protection Option that protects against a negative Index Change until the protection level has been exceeded. Please also consider adding a simple narrative example of how the Buffer operates.

RESPONSE: The Company has updated the disclosure as requested.

17.

Please add a plain-English description at the beginning of the definition of Floor; e.g., a Floor is a downside Protection Option that protects against further negative Index Change after the protection level has been met. Please also consider adding a simple narrative example of how the Floor operates. Similarly, please consider adding simple, narrative examples to the definitions of Crediting Methods generally to illustrate more clearly how they operate for investors.

December 7, 2022 Page 5

RESPONSE: The Company no longer plans to offer any Index-Linked Interest Strategies with a Floor and has removed all disclosure with respect to Floors from the prospectus.

18.

Please delete the following sentence from the definition of General Account, as it is not applicable to this Contract: “The General Account does not include those assets held in F&G Life insulated separate accounts.”

RESPONSE: The Company has updated the disclosure as requested.

19.

Please add a plain-English description to the definition of Performance Trigger Rate; i.e., explain that the Performance Trigger Rate is a minimum percentage that will be credited if the Index Change is positive during a Crediting Period.

RESPONSE: The Company has updated the disclosure as requested.

20.

Please clarify the definition of Strategy Account Value as follows: “On each ~~other~~ Business Day other than the Effective Date or a Crediting Date, your Strategy Account Value equals your Strategy Interim Value.” Please also clarify that Strategy. Account Value includes the Index-Linked Interest credited on each Crediting Date, if true.

RESPONSE: The Company has updated the disclosure as requested and has revised the disclosure to reflect that on a Crediting Date during the first six Contract Years, the Strategy Account Value for certain transactions will be adjusted by the Asset Adjustment.

21.

Please clarify the definition of Strategy Interim Value as follows: “For each Index-Linked Interest Strategy in which you invest, your Strategy Account Value equals your Strategy Interim Value on any Business Day except for the Effective Date and a Crediting Date…., ” if true.

RESPONSE: The Company has updated the disclosure as requested and to reflect that on a Crediting Date during the first six Contract Years, the Strategy Account Value for certain transactions will be adjusted by the Asset Adjustment.

Summary (pages 5-11)

22.	Disclosure on page 5 states: “The Contract is not available in Puerto Rico.” Please specify here any other states in which the Contract is not offered.

RESPONSE: The Company intends to file the Contract for approval in all jurisdictions in which it is licensed. The Company has added disclosure that the Contract is not available in any state in which it is licensed that has not approved the Contract for issuance.

23.

The second sentence of the third paragraph on page 5 states: “During the Accumulation Phase, you can access your funds by taking withdrawals of your Account Value.” Please clarify (e.g., by adding a parenthetical) that such withdrawals could be subject to a withdrawal charge of [X].

RESPONSE: The Company has updated the disclosure as requested.

December 7, 2022 Page 6

24.	On page 5, where “surrender charge period” is first referenced, please clarify that this period is the first six Contract Years.

RESPONSE: The Company has updated the disclosure as requested.

25.	Please clarify the last sentence of the penultimate paragraph on page 5 as follows: “The guaranteed minimum interest rate (for the Fixed Interest Strategy) will never be less than [1.00%].”

RESPONSE: The Company has updated the disclosure as requested.

26.

Disclosure on page 6 states: “We reserve the right to add, remove or replace any Index in the future, subject to necessary regulatory approvals.” Please also disclose here the circumstances under which an Index would be replaced or removed; e.g., an Index is discontinued, the hedging costs to use an Index substantially increase, or fees to use an Index substantially increase.

RESPONSE: The Company has updated the disclosure as requested.

27.

In the third paragraph on page 6, please revise the disclosure as follows: “Any Index- Linked Strategies based on the performance of a newly added Index will have a new Cap Rate or Performance Trigger Rate, subject to the minimum Cap Rate of [X] and minimum Performance Trigger Rate of [Y].” Please make corresponding changes throughout the prospectus.

RESPONSE: The Company has updated the disclosure as requested.

28.

In the fourth paragraph on page 6, please strike the word “currently” as follows: “~~Currently,~~ the Contract offers Index-Linked Interest Strategies with the following Crediting Methods.” Disclosure elsewhere states that these will not change for the duration of the Contract.

RESPONSE: The Company has not made this change, as the Company reserves the right to eliminate Index-Linked Interest Strategies available under the Contract. While the disclosure elsewhere states that the Buffer for an Index-Linked Interest Strategy will not change for the life of the Contract, it was not the Company’s intention to imply that an Index-Linked Interest Strategy will continue to be offered. The Company has clarified its disclosure to state that a Buffer for an Index-Linked Interest Strategy “will not change while we continue to offer that Index-Linked Interest Strategy.” The Company has also added disclosure to more clearly reserve the right to discontinue Index-Linked Interest Strategies and has included disclosure stating that it will offer the following Index-Linked Interest Strategy: S&P 500® Index, 1-Year Crediting Period, Buffer (Buffer Rate: 10%), Cap (Cap Rate: No lower than [2.00]% during the surrender charge period or less than [1.00]% thereafter) for the life of the Contract.

29.

Please revise the first sentence of the fourth paragraph on page 7 as follows: “Third, if the Index Change is negative, we determine whether the Index Change must be adjusted for the Floor or the Buffer….”

RESPONSE: The Company has updated the disclosure as requested.

30.

Disclosure on page 7 states: “The Annual Lock Crediting Method is a multi-year Index- Linked Interest Strategy that applies the Buffer and Cap separately for each Contract Year during the Crediting Period.” Please add this explanatory sentence to the beginning of the more-detailed discussion of the Annual Lock Crediting Method appearing in the Annual Lock Index-Linked Interest Strategies subsection on page 30.

December 7, 2022 Page 7

RESPONSE: The referenced sentence was already included as the first sentence in the Annual Lock Index-Linked Interest Strategies subsection.

31.

Disclosure regarding the Annual Lock Crediting Method on page 7 states: “However, no Index-Linked Interest will be credited to the Index-Linked Interest Strategy until the Crediting Date at the end of the Crediting Period.” Here, and throughout as applicable, please disclose how any gains or losses from prior Annual Lock Crediting Periods are treated if an investor takes a withdrawal from an Annual Lock Index-Linked Interest Strategy before the end of a Crediting Period. Please also disclose here, in the Risk Factors discussion, and throughout as applicable, that the Annual Lock Crediting Method is not appropriate for investors if they intend to take withdrawals during a Crediting Period. Finally, please add a brief example illustrating the risks of taking such withdrawals to the Annual Lock Index-Linked Interest Strategies subsection on page 30.

RESPONSE: The Company has updated the disclosure as requested.

32.

The last sentence on page 7 states: “On each Contract Anniversary during the Crediting Period thereafter, the return for the year is equal to the Adjusted Index Change for that Contract Year multiplied by Annual Lock Amount, and is credited to or deducted from the Annual Lock Amount, which becomes the new Annual Lock Amount for the next Contract Year On the Crediting Date, Interest-Linked Interest is credited to the Strategy Base Value in the amount of the difference between the Annual Lock Amount for the Contract Anniversary that is the Crediting Date and the Strategy Base Value.” Please consider whether this disclosure can be clarified or divided into multiple sentences.

RESPONSE: The Company has divided the disclosure into multiple sentences.

33.

Disclosure on page 8 states: “The Cap Rates and Performance Trigger Rates for the initial Crediting Period will be shown in your Contract.” Please specify when these Cap Rates and Performance Trigger Rates for the initial Crediting Period are established. Please also clarify, here and throughout, how far in advance of the start of a new Crediting Period the Company will provide written notice to investors of new Cap Rates and Performance Trigger Rates.

RESPONSE: The Company has clarified the disclosure to state that the Cap Rates and Performance Trigger Rates will be disclosed at the time of application and locked in for 30 days. The disclosure already states that the Company will send written notice to investors of new Cap Rates and Performance Trigger Rates at least 30 days prior to the end of a Crediting Period.

34.

Please delete the following sentence here and elsewhere: “We may change the Floors and Buffers for Contracts issued in the future, and future Contracts may have different Floors and Buffers for different Index-Linked Interest Strategies.” This disclosure is not relevant for investors purchasing the Contract under this prospectus, and the prospectus would need to be amended before these rates would be subject to change.

RESPONSE: The Company has updated the disclosure as requested.

35.

Disclosure on page 8 states: “On a Crediting Date prior to the sixth Contract Anniversary, your Strategy Interim Value will be subject to the Asset Adjustment, but not an Equity Adjustment. On a Crediting Date on or following the sixth Contract Anniversary, your Strategy Interim Value will be your Strategy Base Value without any adjustment.”

a.	If the Company is applying an Asset Adjustment on each Crediting Date during the first six Contract Years, to avoid investor confusion, please define it without

December 7, 2022 Page 8

the use of the Strategy Interim Value, since disclosure elsewhere discusses Strategy Interim Value as being applicable when withdrawals or other transactions are made during a Crediting Period.

b.

Please revise all discussions of Interest credited on a Crediting Date throughout the prospectus to reference this Asset Adjustment that applies during the first six Contract Years, and that the Asset Adjustment is applied in all cases on the Crediting Date, even if no withdrawal is made, if true. For example, please revise the discussions (i) in Investment Options – Index-Linked Interest Strategies on page 22 and (ii) in Surrender Charge on page 36 to account for the Asset Adjustment that would apply.

c.	Please provide an example of how the Asset Adjustment is applied.

d.	Please briefly explain in the prospectus why the Asset Adjustment only applies prior to the sixth Contract Anniversary.

RESPONSE: The Company has revised disclosure throughout the prospectus to reflect that the Strategy Account Value on a Crediting Date prior to the sixth Contract Anniversary will include the Asset Adjustment, without the use of the term “Strategy Interim Value.” The Company has included an example of the impact of a withdrawal on the Crediting Date. The Company has added disclosure explaining that the Asset Adjustment only applies during the surrender period.

36.

Disclosure on page 9 states: “If you take a partial withdrawal or surrender your Contract (i.e., a full withdrawal), your withdrawal may be subject to a surrender charge, and withdrawals from your Strategy Account Values will be based on respective Strategy Interim Values.” Please clarify throughout as applicable that Strategy Interim Value adjustment applies if withdrawal or surrender is made during the Crediting Period and that it also applies to annuitization and death benefits during the Crediting Period.

RESPONSE: The Company has updated the disclosure as requested.

37.

Disclosure on page 10 states that Contract owners “may take withdrawals during each Contract Year, in the aggregate, up to [the] free withdrawal amount without the imposition of surrender charges.” Please also disclose, here and throughout as applicable, that such amounts are subject to the Strategy Interim Value adjustment if withdrawn before the end of a Crediting Period. When describing the fees and charges under the Contract, please also disclose: (i) the Strategy Interim Value adjustment that is applied and the maximum loss for each Index-linked Strategy, and (ii) the Asset Adjustment that is applied during the first six Contract Years.

RESPONSE: The Company has updated the disclosure as requested.

Risk Factors (pages 12-17)

Index Risk

38.

If all Indices offered under the Contract are price-return indices, please revise references to the names of the Indices throughout to reflect this. For example, please revise references to the “MSCI EAFE Index” to the “MSCI EAFE Price Return Index.”

RESPONSE: The Company respectfully declines to make this change. The index names used in the prospectus reflect the names established by their licensors and which are licensed to the Company under such names. These names are widely used in the market, including in publicly available performance reporting, and use of an altered name would be confusing for investors. The Company has clearly disclosed in the prospectus that the indices are price return indices.

December 7, 2022 Page 9

Cap Rate and Performance Trigger Rate Risk

39.

Disclosure in the last sentence of this subsection states that surrendering the Contract may cause investors to incur negative adjustments to certain values under the Contract. Please specify here what these negative adjustments are; e.g., adjustment for Strategy Interim Value, if true. Please make corresponding changes throughout the prospectus, as applicable.

RESPONSE: The Company has updated the disclosure as requested.

Buffer and Floor Risk

40.	Please specify here, and throughout as applicable, what the maximum loss at the end of a Crediting Period would be for each Index-Linked Interest Strategy offering Buffer or Floor protection.

RESPONSE: The Company has updated the disclosure as requested.

Strategy Interim Value Risk

41.

Please clarify the last two sentences of the first paragraph as follows: “Your Strategy Interim Value is the amount available for withdrawals, surrenders, annuitization and death benefits on any day other than the end of a Crediting Period. You should consider the risk that it could be less than your original investment (including previously-credited interest) even when the applicable Index is performing positively.” Please similarly revise references to loss of principal or an investor’s original investment throughout to note that such a loss can include previously-credited interest. Finally, please also specify the maximum loss an investor can sustain in each Index-Linked Interest Strategy due to the application of the Strategy Interim Value.

RESPONSE: The Company has updated the disclosure as requested.

Risk that We May Eliminate or Substitute an Index

42.	Please disclose any risks associated with how performance of an Index-Linked Interest Strategy would be calculated if an Index were replaced before the end of a Crediting Period.

RESPONSE: The disclosure already includes the following, which the Company believes adequately conveys this risk: “If we substitute an Index, the performance of the new Index may differ from the original Index. This may negatively affect the Index-Linked Interest that you earn during that Crediting Period.”

Risk that We May Eliminate an Index-Linked Interest Strategy

43.	Please revise the second sentence as follows: “We may add or remove an Index ~~or Crediting Method~~ during the time that you own the Contract.”

RESPONSE: As discussed in the Company’s response to item 28, above, the Company has not made this change, as the Company may change the Index-Linked Interest Strategies available under the Contract.

December 7, 2022 Page 10

The Annuity Contract (pages 18-19)

State Variations

44.

Please clarify the second sentence of the second paragraph as follows: Withdrawals may be subject to surrender charges and Segment Interim Value adjustment.” Please make corresponding changes throughout the prospectus.

RESPONSE: The Company has updated the disclosure to reflect that withdrawals may be based on Strategy Interim Values or adjustment for the Asset Adjustment, and the situations under which each is applicable.

45.

The last sentence of this subsection states that “[a]ny state variations will be included in your Contract or in riders or endorsements attached to your Contract.” Please ensure that all material state variations are disclosed in the prospectus or in Appendix A.

RESPONSE: The Company will include disclosure regarding all material state variations in Appendix A in a pre-effective amendment to the registration statement.

Purchase (pages 20-21)

Purchasing the Contract

46.

Please clarify that investors who cancel their Contracts within 30 days because of a change in the Cap Rate or Performance Trigger Rate from the application date receive a return of the greater of their Premium or their Account Value, without the application of Strategy Interim Value, withdrawal charges, or any other charges. Please also add corresponding risk disclosure, if true, that an investor will not know the actual Cap Rates or Performance Trigger Rates until the Effective Date and, as a result, will have to exercise rights under this “bailout” provision if he/she is dissatisfied with the changes in these rates from the application date.

RESPONSE: The Company has added a provision providing that the Cap Rates and Performance Trigger Rates for the initial Crediting Period will be disclosed to the investor at the time of application will be no lower for 30 days thereafter. If the receipt of premium is delayed beyond that 30-day period and those rates are lower on the Effective Date, the investor will be entitled to a bailout for 30 days that will return the greater of Premium or Account Value, without the application of surrender charges. We note that Account Value is based on Strategy Interim Values, but the investor will never receive less than Premium upon exercise of the bailout. The Company has updated the risk disclosure as requested.

Right to Examine

47.

Please disclose here, and throughout as applicable, whether the amount refunded pursuant to the right to examine is subject to the application of the Strategy Interim Value, withdrawal charges, or any other charges.

RESPONSE: The Company has updated the disclosure as requested.

Investment Options (pages 22-23)

Fixed Interest Strategy

48.

Disclosure in the first paragraph states: “Once a Crediting Period is over, we will declare a new interest rate for the next Crediting Period.” Please confirm that Contract owners will not receive notice of the new interest rate prior to the end of a Crediting Period. If so, please add this disclosure to the discussion in the Risk Factors section of the prospectus.

December 7, 2022 Page 11

RESPONSE: As disclosed in the second paragraph of that section, the Company will send written notice at least 30 days prior to the Crediting Period indicating how the investor may obtain the interest rate for the Fixed Income Strategy for the next Crediting Period. Because Contract owners will have notice of the new interest rate, the suggested risk factor is not necessary.

49.	Please specify how far in advance of the start of a Crediting Period the new interest rate for the Fixed Interest Strategy will be set.

RESPONSE: The Company will establish the new interest rate no later than 30 days prior to the start of a Crediting Period.

Index-Linked Interest Strategies

50.	Please consider moving the table in this subsection to the discussion of Index-Linked Interest Strategies in the Summary section of the prospectus.

RESPONSE: The Company has updated the table and included it in both locations.

Additional Information about the Index-Linked Interest Strategies (pages 24-29)

Indexes

51.

Please revise the third sentence of the sixth paragraph as follows: “Adding, replacing or removing an Index does not cause a change in the Floor or Buffer….” Please confirm that new Indexed-Linked Interest Strategies will have the same Floors or Buffers, or specify the minimum Floors or Buffers.

RESPONSE: The Company has updated the disclosure as requested.

52.

Please revise the first sentence of the seventh paragraph as follows: “We may remove or replace an Index if it is discontinued or the Index is no longer available to us or if the Index’s calculation changes substantially.”

RESPONSE: The Company has updated the disclosure as requested.

Crediting Methods – Index Change

53.

Please clarify the penultimate sentence of this subsection as follows: “The Adjusted Index Change reflects any applicable adjustments for either the Cap Rate or the Performance Trigger Rate (if the Index change is positive) and either the Floor or the Buffer (if the Index change is negative).”

RESPONSE: The Company has updated the disclosure as requested.

Crediting Methods – Floor

54.	For consistency, please revise the first sentence of Example 1 to reflect that the Index Change is -5%.

December 7, 2022 Page 12

RESPONSE: As noted in the response to item 17, the Company no longer plans to offer any Index-Link Interest Strategies with Floors at this time and all related disclosure has been deleted from the prospectus.

Strategy Account Value

55.

Please clarify, in the example on page 24, that the Strategy Interim Value only affects an investor’s Strategy Account Value if a withdrawal or other transaction is made before the end of a Crediting Period. Please clarify throughout the prospectus as applicable.

RESPONSE: The example on page 24 pertains to the method by which the Index Change is calculated on the Crediting Date when the measuring Index has changed during the Crediting Period. The Strategy Interim Value is not relevant to that calculation and there is no withdrawal or other transaction contemplated in the example. Accordingly, the Company believes that the suggested disclosure would be confusing to investors and respectfully declines to make the change in this instance. With regard to other discussions of the Strategy Interim Value throughout the prospectus, the Company notes that while the Strategy Interim Value impacts the contract holder only if they engage in a transaction during a Crediting Period, the Strategy Account Value is equal to the Strategy Interim Value until the Crediting Date.

Annual Lock Index-Linked Crediting Strategies (page 30)

56.

Please add an example to this section demonstrating the impact of a continuing down market on the operation of the Annual Lock. Please also provide an example demonstrating the impact of withdrawals on the operation of the Annual Lock.

RESPONSE: The Company had added the two additional examples requested.

Impact of Withdrawals from Index-Linked Interest Strategies (page 31)

57.	Please add disclosure discussing the impact of proportionate reductions due to withdrawals.

RESPONSE: The Company has updated the disclosure as requested.

Repetitive Withdrawals (A Form of Systematic Partial Withdrawals) (pages 34-35)

58.	In the first paragraph of this section, please change “Contract Value” to “Account Value.”

RESPONSE: The Company has updated the disclosure as requested.

59.

Disclosure in the fourth paragraph states: “If you take additional withdrawals or otherwise modify or stop these repetitive withdrawals, a surrender charge may apply and there may be tax consequences and penalties.” This language seemingly suggests that repetitive withdrawals during the first six Contract years are not subject to surrender charges, which does not appear to be correct. Please clarify.

RESPONSE: The Company has clarified the disclosure by removing the reference to surrender charges in this paragraph. We believe that the disclosure is otherwise clear that repetitive withdrawals are subject to surrender charges (unless within the free withdrawal amount).

December 7, 2022 Page 13

Free Withdrawal Amount (pages 36-37)

60.

Disclosure in the last sentence of the example states that the Account Value calculation is “assuming no change in Strategy Interim Values since the Contract Anniversary.” Please revise this assumption to take into account a change to Strategy Interim Value.

RESPONSE: The Company has updated the disclosure as requested.

Annuity Payments (pages 39-40)

Income Phase

61.

The third sentence of this subsection states: “The value of the annuity payments that we make will depend in part on your Account Value on the Maturity Date.” Please add that Account Value in the Index-Linked Interest Strategies is subject to Segment Interim Value calculation if the Maturity Date falls on a date other than the end of a Crediting Period.

RESPONSE: The Company has updated the disclosure as requested.

Death Benefit (pages 41-43)

62.	Please disclose here whether Strategy Interim Value determines an investor’s proceeds if death benefit payments are made or taken prior to the end of a Crediting Period.

RESPONSE: The Company has updated the disclosure as requested.

********

The Company believes that this letter addresses in full the Staff comments.

If you have any questions regarding the Company responses, please contact the undersigned at 202-383-0158 or at steveroth@eversheds-sutherland.com.

Sincerely,

/s/ Stephen E. Roth

cc:	Andrea Ottomanelli Magovern, Assistant Director

Sally Samuel, Branch Chief

Jodi Ahlman, Fidelity & Guaranty Life Insurance Company

Scott H. Rothstein, Eversheds Sutherland LLP

SER/shr

As filed with the Securities and Exchange Commission on ~~August 31~~            , 2022

Commission File No. 333-                267180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO.

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIDELITY & GUARANTY LIFE INSURANCE COMPANY

(Exact Name of registrant as specified in its charter)

Iowa	6311	52-6033321
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

801 Grand Avenue, Suite 2600, Des Moines IA 50309

(515) 330-3340

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher Blunt

Jodi Ahlman, Esq.

c/o Fidelity & Guaranty Life Insurance Company

801 Grand Avenue, Suite 2600, Des Moines IA 50309

(515) 330-3340

(Name and Address of Agent for Service)

Copy to:

Stephen E. Roth, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

(202) 383-0100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register addition securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell this Contract until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell this Contract and it is not soliciting an offer to buy this Contract in any state where the offer or sale is not permitted.

F&G ~~SECURE OUTCOME~~CONFIDENCE BUILDER

Individual Single Premium Deferred Index-Linked Annuity Contract

Issued By:

FIDELITY & GUARANTY LIFE INSURANCE COMPANY

Prospectus Dated:                     , 2022

This prospectus provides information you should know before you purchase the F&G ~~Secure Outcome~~Confidence Builder Contract (the “Contract”). The prospectus describes the Contract between the Owner (“you”) and Fidelity & Guaranty Life Insurance Company (“F&G Life,” the “Company,” “us,” “we” or “our”). The Contract is a single premium deferred index-linked annuity contract with a minimum Premium Payment of $25,000 that is designed to help you invest on a tax-deferred basis and meet long-term financial goals. The Company does not allow additional Premium Payments after the initial Premium Payment. Certain words and phrases used and capitalized throughout the prospectus are defined in the section titled “Defined Terms.”

Please read this prospectus before investing and keep it for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Contract may not lawfully be sold.

This prospectus describes all of your material rights and obligations under the Contract. Under the Contract, you may allocate your Premium to the Fixed Interest Strategy and one or more of the Index-Linked Interest Strategies that are available under the Contract. We currently offer ~~30~~27 Index-Linked Interest Strategies under the Contract. Each Index-Linked Interest Strategy is tied to a market index and has an applicable Crediting Method. At the end of a “Crediting Period,” we will credit to your Contract an amount of interest (which may be positive, negative, or equal to zero) based on the Index performance and Crediting Method of the Indexed-Linked Strategy in which you invested. The Crediting Periods may be one, three or six years long. Each Crediting Method includes a “Buffer,” which protects against a negative Index Change for a Crediting Period until the protection level has been exceeded, and either has a “Cap Rate,” which is the maximum percentage change that can be credited under an Index-Linked Interest Strategy for a Crediting Period, or a “Performance Trigger Rate,” which is the percentage that will be credited if the Index Change is positive or equal to zero for a Crediting Period. When you invest in an Indexed-Linked Interest Strategy, if there is negative Index performance, you risk any losses that exceed the amount of the Buffer. The Crediting Methods are described in more detail in the section titled “Crediting Methods.”

~~•  Indexes. Each Index is comprised of or defined by certain securities or by a combination of certain securities and other instruments. Please see the section titled “Indexes” for a description of each Index. Currently, the Contract offers Index-Linked Interest Strategies that credit interest (which may be positive, negative, or equal to zero) based on the performance of the following Indexes:~~

~~S&P 500® Index    Russell 2000® Index    NASDAQ-100® Index    MSCI EAFE Index~~

~~•  Crediting Methods. Each Crediting Method permits positive interest to be credited, subject to a limit, and provides limited protection against negative interest. The Crediting Methods are described in more detail in the section titled “Crediting Methods.” Currently, the Contract offers Index-Linked Interest Strategies with the following Crediting Methods:~~

~~Point to Point Cap Rate with Buffer Point to Point Performance Trigger Rate with Buffer~~	~~Point to Point Cap Rate with Floor Annual Lock Cap Rate with Buffer~~

You may also choose to invest all or a portion of your Account Value for one or more one-year Crediting Periods in the Fixed Interest Strategy. Amounts allocated to the Fixed Interest Strategy earn compounded interest at a fixed rate for the duration of a Crediting Period. At the end of a Crediting Period, a new fixed rate for the next Crediting Period is declared. See the section titled “Fixed Interest Strategy” for more information.

Any interest credited to your Contract, as well as our obligations under the Contract, either as a result of investing in an Index-Linked Interest Strategy or the Fixed Interest Strategy, ~~is~~are subject to our creditworthiness and claims-paying ability.

You are permitted to make transfers and withdrawals under the Contract. Transfers between the Index-Linked Interest Strategies, or between the Index-Linked Interest Strategies and the Fixed Interest Strategy, are permitted only at the end of a Crediting Period. Withdrawals may be permitted at any time prior to annuitization, although withdrawals may be subject to a surrender charge during the first six years that you own your contract of up to 7% of the amount of the withdrawals. Withdrawals from an Index-Linked Interest Strategy during a Crediting Period will be based on the Strategy Interim Value, which is calculated by using a formula that takes into account the value of a specific set of hypothetical derivatives and changes in interest rates that impact the value of the fixed income assets supporting your Contract. ~~during the first six years that you own your contract of up to 7% of the amount of the withdrawals. Withdrawals from an Index-Linked Interest Strategy during a Crediting Period will be based on the Strategy Interim Value, which is calculated by using a formula that takes into account the value of a specific set of~~If you take a withdrawal from your Contract, there is a risk of loss of principal and ~~related earnings~~previously-credited interest due to any applicable surrender charge, the use of Strategy Interim Values to determine ~~negative adjustments to~~certain values under your Contract, and negative tax consequences. If you take a withdrawal from your Contract at the end of a Crediting Period during the first six Contract Years, your withdrawal will be subject to an adjustment for changes in interest rates that impact the value of the fixed income assets supporting your Contract (an “Asset Adjustment”). A withdrawal will reduce your Account Value on a proportionate, rather than a dollar-for-dollar, basis.

Before the end of a Crediting Period for an Index-Linked Interest Strategy, if you take a surrender or withdrawal, or if you annuitize, or if the death benefit is paid, the transaction will be based on the Strategy Interim Value of your investment in that Index-Linked Interest Strategy. Strategy Interim Values fluctuate daily, positively or negatively, and can reflect significantly less gain or more loss than would be applied at the end of a Crediting Period. For as long as you have multiple ongoing Crediting Periods for Index-Linked Interest Strategies, there may be no time that any such transaction listed above can be performed without the application of at least one Strategy Interim Value.

The Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for a Contract purchased as a Qualified Contract, such as an Individual Retirement Annuity (“IRA”). Amounts withdrawn from the Contract prior to age 59 1/2 may also be subject to taxes and a 10% federal penalty.

This Contract is not appropriate for investors who plan to take withdrawals beyond the Free Withdrawal Amount or surrender the Contract during the first six Contract Years due to the imposition of surrender charges, Strategy Interim Values and Asset Adjustments. In addition, both the application of the Strategy Interim Value to partial withdrawals during the Strategy Term and the Asset Adjustment to partial withdrawals at the end of a Crediting Period and the proportional reduction in your Strategy Base Value, together with any surrender charges, could reduce the value of the Contract to less than the protection provided by the Buffers applicable to your Index-Linked Interest Strategies, perhaps significantly.

F&G Life is the issuer of the Contracts. The Company sells the Contracts for cash ~~directly~~to investors through [Fidelity & Guaranty Securities Corp.] ([“BD”]), the principal underwriter of the Contracts. [BD] in turn sells the Contracts primarily through unaffiliated registered broker-dealers with which it has entered into a selling agreement, and makes the offering on a “best efforts” basis. Under a “best efforts” offering, [BD] is not required to sell any specific number or dollar amount of the Contracts, but will use its best efforts to sell the Contracts offered. We may stop offering the Contracts at any time. In connection with this offering, no amounts are retained by [BD] for acting as principal underwriter nor does [BD] receive underwriting discounts or commissions. The offering is continuous with no specific end date.

Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.

~~An investment in this Contract is subject to~~You should not buy this Contract if you are not willing to assume its investment risks~~, including the possible loss of principal~~. See “Risk Factors” beginning on Page 13. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any other government agency. You may lose money, including your principal investment and previously credited earnings. Charges and adjustments under the Contract could cause your losses to be greater than the downside protection of the Index-Linked Interest Strategies. Your losses may be significant.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

DEFINED TERMS

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.

Account Value	The total amount attributable to your Contract during the Accumulation Phase at any given time. Your Account Value is the sum of your Strategy Account Values and your Fixed Interest Strategy Value at any given time. Your Account Value may not necessarily equal your Cash Surrender Value.

Accumulation Phase	The period beginning on the Effective Date and ending on the Maturity Date.

Adjusted Index Change	The net change percentage in the Index Value of an Index from the start of a Crediting Period to the end of the Crediting Period, after any applicable adjustment for the Crediting Method applicable to an Index-Linked Interest Strategy. The Adjusted Index Change for an Index-Linked Interest Strategy represents the rate at which we credit interest at the end of a Crediting Period. The Adjusted Index Change may be positive, negative, or equal to zero.

Annuitant	The natural person(s) on whose life (or lives) annuity payments under the Contract are based.

Asset Adjustment	An adjustment to your Strategy Base Value used to determine the Strategy Interim Value based on the Bloomberg US Aggregate Yield to Worst Index to account for changes in interest rates that impact the value of the fixed income assets supporting your Contract. The Asset Adjustment also applies to ~~surrenders, withdrawals, annuitization and payment of death benefits~~your Strategy Account value on a Crediting Date during the first six Contract Years.

Beneficiary	The person or entity designated by the Owner to receive any Contract benefits upon the Owner’s death during the Accumulation Phase.

Business Day	Any day that the New York Stock Exchange (“NYSE”) is open for regular trading. A Business Day ends at the same time that regular trading on the NYSE closes (typically, 4:00 PM Eastern Time).

Buffer	~~A Protection Option that~~A Buffer protects against a negative Index Change until the protection level has been exceeded. The Buffer represents the maximum negative Index Change that will not result in a negative Adjusted Index Change for a given Crediting Period. If the Index Change for the Crediting Period is negative, and the negative Index Change is within the Buffer, then the Index-Linked Interest credited to the Strategy Account Value is zero. If the negative Index Change exceeds the Buffer, then negative Index-Linked Interest is credited to the extent that the Index Change extends beyond the Buffer. The Buffer provides limited protection against negative Index-Linked Interest being credited to your Contract for a Crediting Period. For example, if the Buffer is 20% and the Index Change for the Crediting Period is negative 35%, negative Index-Linked Interest of 15% would be credited to the Index-Linked Interest Strategy.

Cap Rate	An element of certain Crediting Methods. The Cap Rate represents the maximum Adjusted Index Change that can be credited under an Index-Linked Interest Strategy for a Crediting Period. It limits the potential positive Index-Linked Interest that may be credited for a Crediting Period. Each Index-Linked Interest Strategy that is subject to a Cap Rate has its own Cap Rate.

Cash Surrender Value	The amount that you will receive if you surrender your Contract (i.e., take a full withdrawal) during the Accumulation Phase. The Cash Surrender Value equals your Account Value minus any surrender charge.

Code	Internal Revenue Code of 1986, as amended.

Commuted Value	The commuted value of remaining guaranteed annuity payments is determined by discounting the remaining guaranteed annuity payments at an annually compounded interest rate which is one percent more than the rate we use to determine those payments. The commuted value will always be less than the sum of the remaining guaranteed annuity payments. The commuted value is calculated as of the date a lump sum payment will be made.

Contract	The F&G ~~Secure Outcome~~Confidence Builder Contract, which is a single premium deferred index-linked annuity contract between F&G Life and you, as the Owner.

Contract Anniversary	The annual anniversary of the Effective Date of your Contract.

Contract Year	The 12-month period starting on the Effective Date and each anniversary of your Effective Date while the Contract remains in force.

Crediting Date	The last Business Day of a Crediting Period.

Crediting Method	The Cap Rate or Performance Trigger Rate, the ~~Protection Option~~Buffer and the calculating methodology (Point to Point or Annual Lock) that determines the applicable Index-Linked Interest credited for a Strategy at the end of a Crediting Period. ~~The Crediting Methods are also taken into account when calculating Strategy Interim Values.~~

Crediting Period	The investment period over which performance of an Index is measured to determine the amount of Index-Linked Interest credited for an Index-Linked Interest Strategy, or, for the Fixed Interest Strategy, the one-year period over which interest is credited at a specified declared rate. A Crediting Period is designated for each Index-Linked Interest Strategy and may be one, three, or six years. You may only reallocate your Strategy Account Value or Fixed Interest Strategy Value among the Fixed Interest Strategy and/or one or more Index-Linked Interest Strategies at the end of a Crediting Period. You may not reallocate your Strategy Account Value or Fixed Interest Strategy Value until the end of a Crediting Period.

Effective Date	The date when the Contract is issued and the Premium is allocated to the Fixed Interest Strategy and/or one or more of the Index-Linked Interest Strategies for the initial Crediting Period.

Equity Adjustment	An adjustment to your Strategy Base Value used to determine the Strategy Interim Value based on the based on the value of a specific set of hypothetical derivatives.

F&G Life (or the “Company,” “we,” “us,” or “our”)	Fidelity & Guaranty Life Insurance Company.

Fixed Interest Strategy	The investment option under the Contract that provides for guaranteed interest, and is subject to a guaranteed minimum interest rate. The Fixed Interest Strategy is part of the General Account.

Fixed Interest Strategy Value	The amount of your Account Value allocated to the Fixed Interest Strategy at any given time.

~~Floor~~	~~A Protection Option that represents the maximum negative Adjusted Index Change for a given Crediting Period. If the Index Change for the Crediting Period is between zero and the Floor, inclusive, then Index-Linked Interest is credited to the Strategy Account Value according to the calculated negative Index Change. If the Index Change for the Crediting Period is more negative than the Floor, then negative Index-Linked Interest is credited to the Strategy Account Value at the Floor. The Floor provides limited protection against negative Index-Linked Interest being credited for an Index-Linked Interest Strategy for a Crediting Period.~~

General Account	The account that holds all of F&G Life’s assets, including all assets held in the Fixed Interest Strategy, and the Separate Account. ~~The General Account does not include those assets held in F&G Life insulated separate accounts.~~

Income Phase	The period beginning on the Maturity Date during which we make annuity payments to the Payee(s).

Income Phase Death Benefit Recipient	The person entitled during the Income Phase to any payments to be made under an annuity option after the death of the Annuitant(s). The Income Phase Death Benefit Recipient is the first person(s) living on the date of such death in the following order: (i) Owner(s) or a surviving joint Owner; (ii) the Beneficiary(ies); or (iii) the estate of the last owner to die.

Index	The market index used to determine the Index Change for a Strategy. Each Index is comprised of or defined by certain securities or by a combination of certain securities and other instruments.

Index Change	The net change percentage in the Index Value of an Index from the start of a Crediting Period to the end of the Crediting Period, before any applicable adjustment for the Crediting Method applicable to an Index-Linked Interest Strategy.

Index Value	The closing value of an Index on any Business Day. If an Index Value is not published for a Business Day, we will use the closing Index Value from the next Business Day.

Index-Linked Interest Strategy	An investment option under the Contract that provides for credited interest (either positive, negative, or equal to zero) based on the performance of a particular Index and the applicable Crediting Method.

Index-Linked Interest	The dollar amount of interest credited under an Index-Linked Interest Strategy at the end of a Crediting Period. Index-Linked Interest can be positive, negative or equal to zero.

IRS	The Internal Revenue Service.

Maturity Date	The date the Income Phase begins. The Maturity Date is the Contract Anniversary on or first following the Annuitant’s (or oldest Annuitant’s if a Joint Annuitant is named) 100th birthday. You may change the Maturity Date to an earlier date following the first Contract Anniversary.

Owner	The person(s) or legal entity entitled to exercise all rights and privileges under the Contract. Any reference to Owner in this prospectus includes any joint Owner. References to “you” in this prospectus refer to the Owner or a prospective Owner. In the case of a Qualified Contract, the Owner must be a natural person and joint Owners are not allowed.

Payee	The person(s) or entity (or entities) designated by you to receive annuity payments during the Income Phase. You are the Payee unless you designate another person or entity as the Payee.

Performance Trigger Rate	~~An element of certain Crediting Methods.~~The Performance Trigger Rate is the percentage that will be credited if the Index Change is positive or equal to zero for a Crediting Period. For an Index-Linked Interest Strategy with a Performance Trigger Rate, if the Index Change is equal to zero or greater for a Crediting Period, the Adjusted Index Change will be equal to the Performance Trigger Rate for that Crediting Period. The Performance Trigger Rate limits the potential positive Index-Linked Interest that will be credited for a Crediting Period if the Index Change exceeds the Performance Trigger Rate. Each Index-Linked Interest Strategy that is subject to a Performance Trigger Rate has its own Performance Trigger Rate.

Premium	The single premium paid to us under the Contract, less any applicable taxes due at the time the payment is made.

~~Protection Option~~	~~The Buffer or Floor that provides a level or partial protection against the risk of a credit of negative Index-Linked Interest and loss of Strategy Account Value when the Index Change is negative for a Crediting Period.~~

Qualified/Non-Qualified Contract	A Qualified Contract is purchased as part of an individual retirement plan or an employer-sponsored plan. Currently, we offer two types of Qualified Contracts: (1) a traditional IRA, and (2) a Roth IRA. The Contract is not available for purchase by qualified retirement plans, as a “section 403(b) contract,” or in the form of a Simplified Employee Pension or SIMPLE Retirement Account. A Non-Qualified Contract is a Contract that is not a Qualified Contract.

~~Protection Option~~	~~The Buffer or Floor that provides a level or partial protection against the risk of a credit of negative Index-Linked Interest and loss of Strategy Account Value when the Index Change is negative for a Crediting Period.~~

Rollover Contribution	A transfer of “eligible” funds between a qualified retirement plan and a traditional or Roth IRA that takes one of these forms: (1) direct transfer— funds are paid directly from one qualified retirement plan or IRA to another; (2) trustee-to-trustee transfer—funds held in a traditional IRA are transferred directly to another traditional IRA or funds held in a Roth IRA are transferred directly to another Roth IRA; or (3) a 60-Day Rollover—funds held in a qualified retirement plan or IRA are distributed directly to you and within 60 days you deposit all or a portion of them in an IRA or qualified retirement plan. You should consult with your tax advisor about the applicable requirements for making a rollover contribution and about what funds are “eligible” for such a transfer.

Separate Account	F&G’s Separate Account ILA-1. We hold certain investments supporting the assets allocated to the Index-Linked Interest Strategies in F&G Separate Account ILA-1, which we established under the laws of Iowa. Separate Account ILA-1 is a non-insulated separate account. Assets in Separate Account ILA-1 are part of F&G’s General Account and are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business. Separate Account ILA-1 is not registered under the Investment Company Act of 1940, as amended.

Strategy Account Value	During a Crediting Period, you have a Strategy Account Value for each Index-Linked Interest Strategy in which you invest. On the Effective Date, your Strategy Account Value equals the Premium you allocate the Index-Linked Interest Strategy. On each ~~other~~Business Day other than the Effective Date or a Crediting Date during the first six Contract Years, your Strategy Account Value equals your Strategy Interim Value. On a Crediting Date during the first six Contract Years, your Strategy Account Value includes the Asset Adjustment. Your Strategy Account Value is the amount available for withdrawals, surrenders, annuitization and death benefits.

Strategy Base Value	For each Index-Linked Interest Strategy in which you invest, your Strategy Base Value is an amount used to calculate (i) your Strategy Account Value on the first Business Day of the Crediting Period; (ii) your Strategy Interim Value on each other Business Day; and (iii) your Index-Linked Interest credited on the last Business Day of the Crediting Period. Your Strategy Base Value is not a cash value under the Contract. Your Strategy Base Value will be adjusted for any withdrawals you make during the Crediting Period.

Strategy Interim Value	For each Index-Linked Interest Strategy in which you invest, your Strategy Account Value equals your Strategy Interim Value on any Business Day except for the Effective Date and a Crediting Date. The Strategy Interim Value is calculated by using a formula that takes into account the Equity Adjustment and the Asset Adjustment to your Strategy Base Value.

SUMMARY

This summary provides a brief overview of the F&G ~~Secure Outcome~~Confidence Builder Contract. You should carefully read the entire prospectus before you decide whether to purchase the Contract. The Contract may not be currently available in all states, may vary in your state, or may not be available from all selling firms or from all financial professionals.

Who is F&G Life? The Contract would be an agreement between you, the Owner, and Fidelity & Guaranty Life Insurance Company. F&G Life is an Iowa stock life insurance company and a wholly-owned subsidiary of Fidelity and Guaranty Life Holdings, Inc., a Delaware corporation that is an indirect, wholly owned subsidiary of Fidelity National Financial, Inc., a New York Stock Exchange listed company with its headquarters in Jacksonville, Florida. We offer annuities and life insurance products and are licensed to do business in the District of Columbia, Puerto Rico and all states except New York. The Contract is not available in Puerto Rico or any state in which we are licensed that has not approved the Contract for issuance.

What is the purpose of the Contract? The Contract is designed to help you invest on a tax-deferred basis and meet your long-term financial goals, such as funding your retirement. During the Accumulation Phase, you can access your funds by taking withdrawals of your Account Value (which may be subject to a surrender charge of up to 7%). During the Income Phase, we pay guaranteed income in the form of annuity payments. The Contract also will pay a death benefit to your Beneficiaries in the event of death of the Owner or the Annuitant during the Accumulation Phase. All payments under the Contract are subject to the terms and conditions described in this prospectus. You should not buy the Contract as a short-term investment, if you plan on taking withdrawals before the end of the surrender charge period (which is the first six Contract Years), or if you anticipate taking significant withdrawals from your Strategy Account Values. You should understand that while the Contract provides some protection against loss, you can lose money under the Contract. It is possible to lose your entire principal investment. You should not buy the Contract if you are not willing to assume the risks associated with the Contract. See the section titled “Risk Factors.”

Are the Contracts Non-Qualified Contracts or Qualified Contracts? The Contract is available in both forms. A Non-Qualified Contract will provide you with certain tax deferral features under the Code. If you purchase a Qualified Contract, the Contract will not provide you tax deferral benefits in addition to those already provided by your IRA or Roth IRA, and you should only buy the Contract for its other features.

How do I purchase the Contract? You may purchase the Contract by completing an application and submitting Premium of at least $25,000. We reserve the right to reject any Premium payment that exceeds $1.5 million. You may only make one Premium payment under the Contract.

What are the investment options during the Accumulation Phase? The Contract currently offers ~~30~~27 Index-Linked Interest Strategies and the Fixed Interest Strategy. For each Crediting Period, which is one, three or six years for the Index-Linked Interest Strategies, you may allocate Account Value to one or more Index-Linked Interest Strategies and/or you may allocate Account Value for one year Crediting Periods to the Fixed Interest Strategy. Each Index-Linked Interest Strategy credits Index-Linked Interest (either positive, negative, or equal to zero) at the end of a Crediting Period based on the performance of a particular Index and the applicable Crediting Method. The Fixed Interest Strategy credits interest during each Crediting Period based on a guaranteed rate set by us. The guaranteed minimum interest rate (for the Fixed Interest Strategy) will never be less than ~~[1.00%]~~0.15%.

What are the Indexes for the Index-Linked Interest Strategies? Currently, the Contract offers Index-Linked Interest Strategies that credit interest based on the performance of the following Indexes:

•	S&P 500® Index;

•	Russell 2000® Index;

•	NASDAQ-100® Index; ~~or~~

•	MSCI EAFE Index; or

•	Hindsight 20/20, which is based on the best performance during a Crediting Period of the BofA MP Growth Index, the BofA MP Balanced Index or the BofA Defensive Index.

Each Index is described in more detail under the section titled “Indexes.”

We reserve the right to add, remove or replace any Index in the future, subject to necessary regulatory approvals. We may remove or replace an Index if it is discontinued, if there is a substantial change in the calculation of the Index, if the fees to use an Index substantially increase, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we replace an Index during a Strategy Term, we will calculate the Index Change using the old Index up until the replacement date. After the replacement date, we will calculate the Index Change using the new index, but with a modified start of Crediting Period value for the new index. The modified start of Crediting Period value for the new index will reflect the Index Change for the old Index from the start of the Crediting Period to the replacement date. For an example of how the Index Change is calculated under these circumstances, see the section titled “Indexes.” If we replace an Index during a Crediting Period, this does not cause a change in the Cap Rate, Performance Trigger Rate~~, Floor~~ or Buffer.

If we add or remove an Index (as opposed to replacing an index as described in the previous paragraph), the changes will not be effective for your Contract until the start of the next Crediting Period. Adding or removing an Index does not cause a change in the ~~Floor or~~ Buffer. The ~~Floor and~~Buffer will not change ~~for the life of your Contract~~while we continue to offer that Index-Linked Interest Strategy. Any Index-Linked Interest Strategies based on the performance of a newly added Index will have a new Cap Rate or Performance Trigger Rate, provided that the Cap Rate or Performance Trigger Rate will never be lower than the guaranteed minimum of [2.00% during the surrender charge period or less than 1.00% thereafter]. Changes to the Cap Rates or Performance Trigger Rates, if any, occur at the start of the next Crediting Period. See the sections titled “Index Risk,” “Risk that We May Eliminate or Substitute an Index or Crediting Method or Change Cap Rates”, and “Additional Information about the Index-Linked ~~Crediting~~Interest Strategies” for more information.

What ~~are the Crediting Methods for the~~Index-Linked Interest Strategies are offered in the Contract? Currently, the Contract offers Index-Linked Interest Strategies with the following Crediting Methods:

1 Year Crediting Period
Crediting Method	Buffer	S&P 500® Index	Russell 2000® Index	Nasdaq- 100® Index	MSCI EAFE Index	Hindsight 20/20
Point to Point Cap	10% Buffer	✓	✓	✓	✓	N/A
	20% Buffer	✓	✓	N/A	✓	N/A
Point to Point Performance Trigger	10% Buffer	✓	✓	✓	✓	N/A

3 Year Crediting Period

Point to Point Cap	10% Buffer	✓	✓	N/A	✓	N/A
	20% Buffer	✓	✓	N/A	✓	N/A

6 Year Crediting Period

Point to Point Cap	10% Buffer	✓	✓	N/A	✓	✓
	20% Buffer	✓	✓	N/A	✓	N/A

Annual Lock Cap	10% Buffer	✓	✓	N/A	✓	N/A

	~~Protection Options~~		~~Crediting Period~~
~~Crediting Method~~	~~Buffer~~	~~Floor~~	~~1 Year~~	~~3 Years~~	~~6 Years~~
~~Cap~~	~~10% or 20%~~	~~-10%~~	~~Buffer and Floor~~	~~Buffer Only~~	~~Buffer Only~~
~~Performance Trigger~~	~~10%~~	~~N/A~~	~~Buffer Only~~	~~N/A~~	~~N/A~~
~~Annual Lock~~	~~10%~~	~~N/A~~	~~N/A~~	~~N/A~~	~~Buffer Only~~

Not all Crediting Methods~~, Protection Options,~~ and/or Crediting Periods are available with all Indexes. We expect to add and remove Index-Linked Interest Strategies from time to time. We will always offer the following Index-Linked Interest Strategy: S&P 500® Index, 1-Year Crediting Period, Buffer (Buffer Rate: 10%), Cap (Cap Rate: No lower than [2.00]% during the surrender charge period or less than [1.00]% thereafter). For additional information, see “Indexed-Linked Interest Strategies.”

How do the Crediting Methods for the Index-Linked Interest Strategies work? The Crediting Methods are used to calculate Index-Linked Interest for the Index-Linked Interest Strategies at the end of each Crediting Period. The Index-Linked Interest may be positive, negative, or equal to zero. Each Index-Linked Interest Strategy uses either a “Point to Point” or “Annual Lock” Crediting Method.

Point to Point Crediting Method

A Point to Point Crediting Method compares the Index Value at the beginning of the Crediting Period with the Index Value on the Crediting Date to calculate the Index Change and then takes into account the following elements to calculate the Adjusted Index Change:

•	Either the Cap Rate or the Performance Trigger Rate; and

•	~~Either the Floor or t~~The Buffer.

To calculate the Adjusted Index Change for an Index-Linked Interest Strategy with a Point to Point Crediting Method, we use a three step process at the end of the Crediting Period:

•

First, we calculate the Index Change. The Index Change for an Index-Linked Interest Strategy is the net change percentage in the Index Value from the start of a Crediting Period to the end of the Crediting Period.

•	Second, if the Index Change is positive or zero, we determine whether it must be adjusted for the Cap Rate or the Performance Trigger Rate.

If the Crediting Method for the Index-Linked Interest Strategy includes a Cap Rate, the Cap Rate is the maximum positive Adjusted Index Change for a given Crediting Period. The Cap Rate may vary for different Index-Linked Interest Strategies, and we set the Cap Rates prior to the beginning of a Crediting Period. A Cap Rate for a particular Crediting Period may be higher or lower than the Cap Rates for previous or future Crediting Periods. In no event will we set a Cap Rate for any Index-Linked Interest Strategy at less than [2.00]% during the surrender charge period or less than [1.00]% thereafter.

If the Crediting Method for the Index-Linked Interest Strategy includes a Performance Trigger Rate, if the Index Change is at least zero, the Adjusted Index Change is the Performance Trigger Rate is for a given Crediting Period. The Performance Trigger Rate may vary for different Index-Linked Interest Strategies, and we set the Performance Trigger Rates prior to the beginning of a Crediting Period. A Performance Trigger Rate for a particular Crediting Period may be higher or lower than the Performance Trigger Rates for previous or future Crediting Periods. In no event will we set a Performance Trigger Rate for any Index-Linked Interest Strategy at less than [2.00]% during the surrender charge period or less than [1.00]% thereafter.

•

Third, if the Index Change is negative, we determine whether the Index Change must be adjusted for the ~~Floor orthe~~Buffer~~, whichever~~ that applies to the Crediting Method being used. ~~The Floor and the Buffer provide different forms of limited protection against negative Index-Linked Interest being credited for a Crediting Period.~~

~~If the Crediting Method for the Index-Linked Interest Strategy has a Floor, the Floor is the maximum negative Adjusted Index Change for a given Crediting Period. The Floor is set for each Index-Linked Interest Strategy at a loss of 10%. This may also be expressed as a floor equal to negative 10% (or –10%). The Floor for any Index-Linked Interest Strategy will not change for the life of your Contract.~~

~~If the Crediting Method for the Index-Linked Interest Strategy has a Buffer, t~~The Buffer is the maximum negative Index Change that will not result in a negative Adjusted Index Change for a given Crediting Period. The Buffer for an Index-Linked Interest Strategy may provide protection from a negative Index Change of up to 10% or up to 20%. The Buffer for any Index-Linked Interest Strategy will not change ~~for the life of your Contract~~while we continue to offer that Index-Linked Interest Strategy.

Once the Adjusted Index Change is determined, the Adjusted Index Change is applied to the Strategy Base Value to calculate the Index-Linked Interest credited for the Crediting Period. See the section titled “Crediting Methods” for additional information.

Annual Lock Crediting Method

The Annual Lock Crediting Method is a multi-year Index-Linked Interest Strategy that applies the Buffer and Cap separately for each Contract Year during the Crediting Period. If the Crediting Method for an Index-Linked Interest Strategy has an Annual Lock, the Adjusted Index Change will be calculated in the same manner as for a Point to Point Index-Linked Interest Strategy, except it will be calculated on each Contract Anniversary. However, no Index-Linked Interest will be credited to the Index-Linked Interest Strategy until the Crediting Date at the end of the Crediting Period. If you take a withdrawal from an Index-Linked Interest Strategy with an Annual Lock Crediting Method prior to the end of the Crediting Period, your withdrawal will be based on the Strategy Interim Value on the date of the withdrawal and you will not receive the gains or losses calculated for the completed Contract Years during the Crediting Period. An Index-Linked Interest Strategy with an Annual Lock Crediting Method is not appropriate for investors who intend to take withdrawals during the Crediting Period.

The Adjusted Index Change for the full Crediting Period will equal the cumulative result of each successive Adjusted Index Change for each Contract Year during the Crediting Period. On the first Contract Anniversary during the Crediting Period, the performance equals the Adjusted Index Change for that Contract Year multiplied by Strategy Base Value for the Index-Linked Interest Strategy. This performance amount is added to or deducted from the Strategy Base Value to form the Annual Lock Amount. The Annual Lock Amount is used to calculate the performance for the next Contract Year during the Crediting Period. On each Contract Anniversary during the Crediting Period thereafter, the return for the year is equal to the Adjusted Index Change for that Contract Year multiplied by Annual Lock Amount~~,and~~. This amount is credited to or deducted from the Annual Lock Amount, which becomes the new Annual Lock Amount for the next Contract Year. On the Crediting Date, Interest-Linked Interest is credited to the Strategy Base Value in the amount of the difference between the Annual Lock Amount for the Contract Anniversary that is the Crediting Date and the Strategy Base Value. Because of the cumulative impact of the Annual Lock, if you incur a loss in one Contract Year during the Crediting Period, it will reduce the amount on which performance will be calculated for the next Contact year during the Crediting Period. In a continuing down market, you could lose in excess of the percentage remaining after the Buffer. For example, if the Buffer is 10%, in a continuing down market, you could lose more than 90% of your investment. On the other hand, if you incur a gain in one Contract Year during the Crediting Period, it will increase the Annual Lock Amount for the next Contract Year, upon which future gains (if any) will be calculated. See the section titled “Crediting Methods” for additional information.

When does F&G Life set the Cap Rate, Performance Trigger Rate~~, Floor~~ and Buffer and can they be adjusted? We set the Cap Rate or Performance Trigger Rate, as applicable, for each Index-Linked Interest Strategy prior to the beginning of each Crediting Period and those rates will not change during the Crediting Period. The Cap Rates and Performance Trigger Rates for the initial Crediting Period will be disclosed to you at the time you apply for a Contract and will be no lower for 30 days thereafter. The Cap Rates and Performance Trigger Rates for the initial Crediting Period will be shown in your Contract. We can change the Cap Rates and Performance Trigger Rates for each Crediting Period. At least 30 days prior to the end of a Crediting Period , we will ~~provide~~send ~~you with~~written notice with instructions for how you can obtain the Cap Rates and Performance Trigger Rates for the next Crediting Period. You do not have the right to reject the Cap Rates and Performance Trigger Rates for the next Crediting Period, but you can select a new allocation from among the Index-Linked Interest Strategies and the Fixed Interest Strategy for the next Crediting Period. See the section titled “Risk that We May Eliminate or Substitute an Index or Crediting Method or Change Cap Rates and Performance Trigger Rates” for more information.

The ~~Floors and~~Buffer~~s~~ for each of the Index-Linked Interest Strategies ~~are~~is shown in your Contract and cannot be changed ~~during the life of your Contract~~while we offer that Index-Linked Interest Strategy. ~~We may change the Floors and Buffers for Contracts issued in the future, and future Contracts may have different Floors and Buffers for different Index-Linked Interest Strategies.~~

How is my Account Value calculated while I own the Contract? Your Account Value is the sum of your Strategy Account Values and your Fixed Interest Strategy Value at any given time.

How are my Strategy Account Values calculated while I own the Contract? You will have a separate Strategy Account Value for each Index-Linked Interest Strategy in which you invest. On the Effective Date, your Strategy Account Value equals the Premium you have allocated to the Index-Linked Interest Strategy, which is your Strategy Base Value at the inception of your Contract. On the last Business Day of the Crediting Period, your Strategy Base Value is recalculated to equal your Strategy Base Value (including any adjustments due to withdrawals) plus the amount of Index-Linked Interest applied for the Crediting Period, which may be positive, negative or equal to zero.

On each ~~other~~Business Day other than ~~following~~the Effective Date or a Crediting Date, your Strategy Account Value equals your Strategy Interim Value. Your Strategy Interim Value on a given Business Day is intended to reflect the value of your investment in an Index-Linked Interest Strategy on that particular day. Changes to your Strategy Interim Value are not directly tied to the performance of the relevant Index (although Index performance impacts your Strategy Interim Value). Instead, your Strategy Interim Value for an Index-Linked Interest Strategy is calculated on any day other than a Crediting Date using a formula that takes into account (i) an Equity Adjustment to your Strategy Base Value based on the value of a specific set of hypothetical derivatives; and (ii) an Asset Adjustment to your Strategy Base Value based on the Bloomberg US Aggregate Yield to Worst Index to account for changes in interest rates that impact the value of the fixed income assets supporting your Contract.

On a Crediting Date prior to the sixth Contract Anniversary, your Strategy ~~Interim~~Account Value will ~~be subject to~~include the Asset Adjustment~~but not an Equity Adjustment~~. Accordingly, if you surrender your Contract, take a withdrawal, annuitize or if a death benefit is paid on a Crediting Date prior to the sixth Contract Anniversary, those transactions will be based on the Strategy Account Value including the Asset Adjustment, and your Strategy Base Value for the following Crediting Period will be adjusted proportionally.~~On a Crediting Date on or following the sixth Contract Anniversary, your Strategy Interim~~

~~Value will be your Strategy Base Value without any adjustment.~~

For example, if you take a $20,000 withdrawal on a Crediting Date prior to the sixth Contract Anniversary and your Strategy Account Value, inclusive of the Asset Adjustment, is $95,000, you will receive $20,000 and your Strategy Account Value will be reduced to $75,000. If your Strategy Base Value immediately prior to the withdrawal was $100,000, it will be reduced in proportion to the reduction in the Strategy Account Value. This withdrawal will reduce your Strategy Account Value by $20,000 divided by $95,000, or approximately 21.1%, and your new Strategy Base Value would be $78,947.

Please see Appendix B for a detailed description of how we calculate Strategy Interim Values and the Strategy Account Value when it is subject to the Asset Adjustment on a Crediting Date. It is important to understand that even if an Index performs positively, it is possible that your Strategy Interim Value will decrease. If you wish to obtain your Strategy Interim Value ~~and the Strategy Account Value when it is subject to the Asset Adjustment on a Crediting Date~~or the Strategy Account Value available to you on a Crediting Date, you may contact our Home Office.

If you take a withdrawal from an Index-Linked Interest Strategy, your Strategy Account Value on the date of the withdrawal will be reduced by the withdrawal amount, including any applicable surrender charges. In addition, any such withdrawal will also reduce your Strategy Base Value proportionally, which in turn will negatively impact your Strategy Account Value. See “How do withdrawals affect my Fixed Interest Strategy Value and Index-Linked Interest Strategy Account Values?” below.

Can I make transfers between Index-Linked Interest Strategies and the Fixed Interest Strategy? During the Accumulation Phase, you can transfer Account Value (without imposition of an Asset Adjustment) among the Index-Linked Interest Strategies, and between the Index-Linked Interest Strategies and the Fixed Interest Strategy, free of charge, at the end of an Index-Linked Interest Strategy’s or Fixed Interest Strategy’s Crediting Period. You may not make transfers at any other time. We must receive your transfer request at our Service Center at least two Business Days prior to the end of a Crediting Period. If we do not receive a transfer request, no transfers will occur and your then existing allocation will remain in place for the next Crediting Period. See the section titled “General Liquidity Risk” for more information. Transfers are discussed in detail in the section titled “Transfers.”

Can I make withdrawals? You may take withdrawals from your Contract at any time during the Accumulation Phase. If you take a partial withdrawal or surrender your Contract (i.e., a full withdrawal), your withdrawal may be subject to a surrender charge, and withdrawals from your Strategy Account Values during a Crediting period will be based on respective Strategy Interim Values. Surrenders and withdrawals on a Crediting Date during the first six Contract Years will be based on Strategy Account Values that includes the Asset Adjustment. Repetitive withdrawals (a form of systematic partial withdrawals) are also available during the Accumulation Phase. If you are under age 59 1⁄2, amounts you withdraw from the Contract may also be subject to a 10% additional federal tax. Please consult with your Tax Advisor for additional information.

See the section titled “Access to your Money During the Accumulation Phase” for additional information.

How do withdrawals affect my Fixed Interest Strategy Value and Strategy Account Values? When you take a withdrawal from your Fixed Interest Strategy, your Fixed Interest Strategy Value is reduced by the dollar amount of the withdrawal, including any applicable surrender charges. When you take a withdrawal from an Index-Linked Interest Strategy, the applicable Strategy Account Value is reduced in the same manner. However, if you take a withdrawal from an Index-Linked Interest Strategy, the withdrawal will also cause a proportional reduction (perhaps significant reduction) to your Strategy Base Value. A reduction in your Strategy Base Value negatively impacts your Strategy Account Value. Overall, withdrawals may result in a loss of principal and previously-credited interest due to adjustments and charges that may be imposed even if Index Performance has been positive.

You should fully understand how withdrawals affect the value of your Contract, particularly your Strategy Account Values, prior to purchasing the Contract. See “Strategy Base Value Risk” and “Impact of Withdrawals from Index-Linked Interest Strategies” for additional information about how withdrawals affect your Strategy Account Values.

What charges are deducted under the Contract? During the first six years that you own the Contract, if you withdraw more than the free withdrawal amount allowed under your Contract, you may be assessed a surrender charge. The amount of the surrender charge, if any, will depend on the Contract Year during which the withdrawal is taken. The schedule below sets forth the surrender charges under the Contract. The surrender charge schedule starts at ~~[~~7%~~]~~ and declines until the seventh Contract Year when it reaches 0%.

Contract Year	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of the amount withdrawn in excess of the free withdrawal amount)	~~[~~7%~~]~~	~~[~~7%~~]~~	~~[~~6%~~]~~	~~[~~5%~~]~~	~~[~~4%~~]~~	~~[~~3%~~]~~	0%

For the first six Contract Years, you may take withdrawals during each Contract Year, in the aggregate, up to your free withdrawal amount without the imposition of surrender charges. Such withdrawals are subject to calculation using Strategy Interim Values if made during a Crediting Period or adjustment for the Asset Adjustment if made on a Crediting Date during the first six Contract Years. Surrender charges will be imposed only on the amounts withdrawn in excess of your free withdrawal amount. Your free withdrawal amount during the first Contract Year is 10% of Premium. Your free withdrawal amount during each subsequent Contract Years is 10% of your Account Value as of the preceding Contract Anniversary.

Surrender charges are discussed in detail in the section titled “Surrender Charge.”

Additionally, if you take a withdrawal from an Index-Linked Interest Strategy prior to the end of the Crediting Period, the amount of your withdrawal will be based on the Strategy Interim Value, which may be less than the Strategy Account Value at the end of the Crediting Period. If you take a withdrawal on a Crediting Date during the first six Contract Years, that transaction will be based on your Strategy Account Value that includes the Asset Adjustment. You may lose up to 100% of your Contract Value in an Index-Linked Interest Strategy by taking a withdrawal prior to the end of the Crediting Period or on a Crediting Date during the first six Contract Years. It is possible to lose your entire principal investment and any earnings over the life of your Contract.

What annuity options are available during the Income Phase? You may select from three annuity options under the Contract. The available annuity options are:

•	Income for Fixed Period;

•	Life Income with Guaranteed Period; or

•	Joint and Survivor Income with Guaranteed Period.

All annuity payments will be made on a fixed basis. If you elect to commence annuity payments during a Crediting Period, your payments will be based on the Strategy Interim Values of the Index-Linked Interest Strategies in which you are invested. If you elect to commence annuity payments on a Crediting Date during the first six Contract Years, your payments will be based on Strategy Account Values that include the Asset Adjustment. The annuity options are discussed in more detail in the section titled “Annuity Payments.”

Does the Contract provide a death benefit? If you die during the Accumulation Phase, your Contract provides for a death benefit equal to the greater of:

(a)	Your Account Value (subject to Strategy Interim Values during a Crediting Period or including the Asset Adjustment on a Crediting Date during the first six Contract Years; or

(b)	Your Premium, reduced proportionately by the percentage reduction in the Account Value for each partial withdrawal, including the impact of any surrender charge deduction.

The death benefit is not payable during the Income Phase and will terminate without value as of the Maturity Date. The death benefit is discussed in more detail in the section titled “Death Benefit.”

How do I contact Fidelity & Guaranty Life Insurance Company? F&G Life’s principal place of business is located at 801 Grand Ave., Suite 2600, Des Moines, IA 50309. If you need more information, or you wish to submit a request, you should contact us at the following:

Service Center: For all written communications, general correspondence and other transactional requests, please contact us at:

F&G Service Center

P.O. Box 814977

Lincoln, NE 68501-1497

For Overnight Mail:

F&G Service Center

777 Research Drive

Lincoln, NE 68521

We will not deem correspondence, including transactional requests including applications and Premium payments to be received by us until picked up at our Service Center.

Customer Service by Phone: 1-888-513-8797

Online Service: www.fglife.com

RISK FACTORS

The purchase of the Contract involves certain risks. You should carefully consider the following factors, in addition to the matters set forth elsewhere in this prospectus, prior to purchasing the Contract.

LIQUIDITY RISK

The Contract is intended to be a long-term investment that you may use to help save for retirement. The Contract is not designed to be a short-term investment. If you take withdrawals from your Contract during the surrender charge period, surrender charges may apply. In addition, if you make withdrawals from the Contract before you attain age 59 1⁄2, the amounts you withdraw may also be subject to a 10% additional federal tax. This Contract may not be appropriate for you if you expect to take withdrawals that will be subject to surrender charges or additional federal taxes.

You can transfer Account Value among the Index-Linked Interest Strategies and the Fixed Interest Strategy only at the end of a Crediting Period, which may be as long as six years. This restricts your ability to react to changes in market conditions during Crediting Period. You should consider whether the inability to reallocate Account Value during a Crediting Period meets your financial needs. We must receive your transfer request at least [two Business Days prior to the end of a Crediting Period]. If we do not receive a transfer request, no transfers will occur and your then existing allocation will remain in place for the next Crediting Period. This will occur even if the Crediting Method, Index, Cap Rate or Performance Trigger Rate associated with the Index-Linked Interest Strategy has changed since you last selected the Index-Linked Interest Strategy. Under such circumstances, the Index-Linked Interest Strategy may no longer be appropriate for your investment goals. If you fail to transfer Strategy Account Value at the beginning of a Crediting Period and do not wish to remain invested in a particular Index-Linked Interest Strategy for the remainder of the Crediting Period, your only option will be to surrender the related Strategy Account Value.

Surrendering all or a portion of your Account Value may cause you to incur surrender charges, negative adjustments to certain values under your Contract based on the Strategy Interim Value of the Index-Linked Interest Strategy or imposition of the Asset Adjustment, and negative tax consequences. If you withdraw Account Value allocated to an Index-Linked Interest Strategy prior to the end of a Crediting Period (including through a repetitive withdrawal) or on a Crediting Date during the first six Contract Years, the withdrawal will cause a reduction to your Strategy Base Value. When you take such a withdrawal, your Strategy Base Value will be immediately reduced in a proportion equal to the reduction in your Strategy Account Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions to your Strategy Base Value will negatively impact your Strategy Account Value for the remainder of the Crediting Period and may result in a lower amount of Index-Linked Interest being credited, if any, at the end of the Crediting Period.

Once your Strategy Base Value is reduced due to a withdrawal, there is no way under the Contract to increase your Strategy Base Value during the remainder of the Crediting Period. See “Impact of Withdrawals from Index-Linked Interest Strategies” for additional information about how withdrawals affect your Strategy Account Values.

See “Interim Value Risk” below for information on how liquidity risks relate to our Interim Value calculation.

We may defer payments made under this Contract for up to six months if the applicable insurance regulatory authority approves such deferral.

RISK OF LOSS RELATED TO SURRENDER CHARGES

There is a risk of loss of principal and ~~related earnings~~previously-credited interest if you take a withdrawal from your Contract or surrender it during the first six Contract Years when we will deduct a surrender charge. This risk exists even if you are invested in an Index-Linked Interest Strategy with an Index that is performing positively as of the date of your withdrawal.

INDEX RISK

If you allocate money to an Index-Linked Interest Strategy for a Crediting Period, the value of your investment will depend in part on the performance of the applicable Index or Indexes. The performance of an Index is based on changes in the values of the securities or other instruments that comprise or define the Index. The securities and instruments comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause you to lose money on your investment in the Contract. The historical performance of an Index or an Index-Linked Interest Strategy does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Crediting Period.

While it is not possible to invest directly in an Index, if you choose to allocate amounts to an Index-Linked Interest Strategy, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of securities, each Index is largely exposed to market risk and issuer risk.

Market risk is the risk that market fluctuations may cause the value of a security to fluctuate, sometimes rapidly and unpredictably. Issuer risk is the risk that the value of an issuer’s securities may decline for reasons directly related to the issuer, as opposed to the market generally.

Provided below is a summary of other important investment risks to which the Indexes are exposed. For more information on the Indexes, see the section titled “Indexes.”

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S&P 500® Index. The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies.

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Russell 2000® Index. The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies.

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Nasdaq-100®  Index. The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on the Nasdaq Stock Market, including companies across all major industry groups except financial companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, those securities may not perform as well as the securities of companies in other sectors or the market as a whole. Also, any securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).

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MSCI EAFE Index. The MSCI EAFE Index is an equity index that captures large and mid-cap representation across developed markets around the world. The securities comprising the MSCI EAFE Price Return Index are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). In general, foreign markets may be less liquid, more volatile, and subject to less government supervision than domestic markets.

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Hindsight 20/20 Index-Linked Interest Strategy. The Index-Linked Interest Strategy is linked to the performance of the BofA MP Growth Index, the BofA MP Balanced Index or the BofA Defensive Index (together, the “BofA MP Indices”). The Company determines the performance of the Hindsight

20/20 Index-Linked Interest Strategy based on whichever of the BofA MP Indices has performed best during the applicable Crediting Period.

Each of the BofA MP Indices follows a rules-based methodology designed to provide exposure to four markets: U.S. large-capitalization companies, U.S. Treasury bonds, U.S. high yield corporate bonds, and gold. To provide such exposure, each BofA MP Index is comprised of four ETFs, with the target weightings for the ETFs differing among the BofA MP Indices based on their respective “growth,” “balanced,” and “defensive” methodologies. Notwithstanding the names of the BofA MP Indices, there is no assurance that any of their methodologies will achieve “growth,” “balance,” or “defensiveness,” enhance performance or reduce risk. Moreover, the Indices may underperform a direct investment in the underlying ETFs.

Risks relating to the BofA MP Indices

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The BofA MP Indices may not be successful or outperform any alternative strategy. Each BofA MP Index follow a rules-based strategy that operates on the basis of pre-determined rules. No assurance can be given that the strategy will be successful or that any BofA MP Index will outperform any alternative strategy that might be employed. Each BofA MP Index strategy may have objectives, features and/or constituents that are similar to those of other indices or for which other underlying components may be better suited to achieve the stated objective. Each BofA MP Index operates independently and does not necessarily enhance, modify or seek to outperform any other BofA MP Index. Each BofA MP Index is not itself an investment or instrument and does not give any person any entitlement to, or ownership interest in, any underlying asset referenced (directly or indirectly) by such index.

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Limited Operating History. The BofA MP Indices were established on [            ], 2022 and therefore each has a limited operating history. Past performance or simulated historical performance should not be considered indicative of future performance and simulated historical performance may have been determined on terms different to those described herein. No assurance, representation or warranty is given with respect to the future performance of any BofA MP Index or that it will achieve its objective.

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Interactions between underlying ETFs. Changes in the values of the underlying ETFs may not result in a comparable change in the value of each BofA MP Index. Because the underlying ETF weights are set at each rebalancing date in accordance with the pre-determined allocation for the applicable strategy, movements in the value of the underlying ETF will not affect each Index equally. Also, although the weights are rebalanced on a quarterly basis, in between rebalancings the value of each underlying ETF may fluctuate significantly and as a result the weights will vary. Performance of the underlying ETFs may become highly correlated from time to time, including periods in which there is a substantial decline in the assets represented by one or more underlying ETFs. High correlation between underlying ETFs during periods of negative returns could have a materially adverse effect on the performance of each BofA MP Index. Price movements between the underlying ETFs may not correlate with each other. At a time when the value of an underlying ETF increases, the value of other underlying ETFs may not increase as much or may decline. Therefore, increases in the values of some of the underlying ETFs may be moderated, or more than offset, by lesser increases or declines in the values of other Underlying ETFs.

When you select a Hindsight 20/20 Index-Linked Interest Strategy for investment, you are exposed to the investment risks of the four ETFs that comprise the BofA MP Indexes, such as the following:

Primary Market Exposures

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Equity Risk. Equity securities (e.g., common stocks) are subject to changes in value. The values of equity securities may be volatile and can be influenced by a number of factors, such as changes in (or perceived changes in) general capital markets, specific market segments, or specific issuers, and factors such as economic and political developments, changes in interest rates, perceived trends in securities prices, war, acts of terrorism, the spread of infectious disease or other public health issues.

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Fixed Income Risk. Fixed income instruments (e.g., bonds) are subject to investment risks such as interest rate risk (i.e., negative fluctuations in market value due to changes in interest rates) and credit risk (i.e., the risk of default by the obligors). The market price of a fixed income instrument can be volatile and influenced by a number of factors, particularly its duration, yield as compared to current market interest rates, and the actual or perceived credit quality of the issuer.

•

Commodity Related Risk. The price of gold has fluctuated widely over the past several years. Several factors may affect the price of gold, including global gold supply and demand; global or regional political, economic or financial events and situations; investors’ expectations with respect to the rate of inflation; interest rates; investment and trading activities of hedge funds and commodity funds; and other economic variables. The possibility of large-scale distress sales of gold in times of crisis may have a negative impact on the price of gold. There is a risk that some or all of the gold bars held by the Custodian or any subcustodian on behalf of the GLD ETF could be lost, damaged or stolen and the value of the GLD ETF could diminish materially.

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Government Bond Risk. The prices of government bonds are significantly influenced by the creditworthiness of the governments that issue them. Any decline or perceived decline in a government’s creditworthiness, as a result of a credit rating downgrade or otherwise, may cause the prices of that government’s bonds to fall, perhaps significantly, and may cause increased volatility in local or global credit markets. In recent years, U.S. rating agencies have downgraded the creditworthiness and/or assigned negative outlooks to the U.S. and may do so again in the future.

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High Yield Securities Risk. Securities that are rated below investment-grade (commonly referred to as “junk bonds,” which may include those bonds rated below “BBB-” by S&P Global Ratings and Fitch, or below “Baa3” by Moody’s), or are unrated, may be deemed speculative, may involve greater levels of risk than higher-rated securities of similar maturity and may be more likely to default.

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Large-Capitalization Company Risk. In general, large-capitalization companies may be less able than smaller-capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller-capitalization companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets.

Additional ETF Investment Risks

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Concentration Risk. An ETF may be susceptible to an increased risk of loss, including losses due to adverse events that affect the ETF’s investments more than the market as a whole, to the extent that the ETF’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector, market segment or asset class. The ETF may be more adversely affected by the underperformance of those securities and/or other assets, may experience increased price volatility and may be more susceptible to adverse economic, market, political, sustainability-related or regulatory occurrences affecting those securities and/or other assets than a fund that does not concentrate its investments

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Issuer Business and Credit Risks. The performance of the ETF depends on the performance of individual securities to which the ETF has exposure. The ETF may be adversely affected if an issuer of underlying securities held by the ETF is unable or unwilling to repay principal or interest when due. Any issuer of these securities may perform poorly, causing the value of its securities to decline. Poor performance may be caused by poor management decisions, competitive pressures, changes in technology, expiration of patent protection, disruptions in supply, labor problems or shortages, corporate restructurings, fraudulent disclosures, credit deterioration of the issuer or other factors. Changes to the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline. An issuer may also be subject to risks associated with the countries, states and regions in which the issuer resides, invests, sells products, or otherwise conducts operations

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Market Trading Risks. Each ETF faces numerous market trading risks, including the potential lack of an active market for fund shares, losses from trading in secondary markets, periods of high volatility, and disruptions in the creation/redemption process. Any of these factors, among others, may lead to an ETF’s shares trading at a premium or discount to net asset value.

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Passive Strategy/Index Risk. The ETFs are not actively managed. Rather, they each attempt to track the performance of an unmanaged index of securities, or, in the case of GLD, the value of a commodity. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the ETFs will hold constituent securities of the respective indices they track regardless of the current or projected performance of a specific security or a particular industry or market sector, and in the case of GLD, the ETF will invest solely in gold.. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the ETFs’ returns to be lower than if they employed an active strategy.

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Tracking Risk. While the ETFs are intended to track the performance of their respective indexes as closely as possible (i.e., to achieve a high degree of correlation with the index), their returns may not match or achieve a high degree of correlation with the return of the indices due to expenses and transaction costs incurred in adjusting their portfolios. In addition, it is possible that an ETF may not always fully replicate the performance of the index due to the unavailability of certain securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted). The HYG ETF uses a representative sampling indexing strategy and does not fully replicate its underlying index and may hold securities not included in its underlying index. As a result, the ETF is subject to the risk that the HYG’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

In addition, because the performance of each of the BofA MP Indices is reduced by a negative adjustment to the performance of three of the four underlying ETFs (SPY, IEF, and HYG), the performance of the BofA MP Indices are not expected to track the performance of the ETFs which comprise the BofA MP Indices. In each case, the underlying ETF’s daily performance is reduced by an annualized percentage. The annualized reduction for SPY, IEF, and HYG is 2.0%, 1.0%, and 5.0%, respectively. This negative adjustment is intended to approximate the dividend yield in respect of each ETF based on average dividends over the history of the indices that the ETFs seek to track so that the BofA MP Indices approximate the price return of the indexes tracked by each underlying ETF. While these negative performance adjustments are not charges under your Contract, they reduce the performance of each BofA MP Index and may therefore negatively impact the performance of your Contract if you choose to invest in the Hindsight 20/20 Index-Linked Interest Strategy.

The S&P 500® Index, The Russell 2000® Index, the Nasdaq-100® Index and the MSCI EAFE Index~~Indexes~~ are price return indexes and do not reflect any dividends or distributions paid by the component companies. As discussed above, the performance of the BofA MP Indices is reduced by a negative adjustment to the performance of three of the four underlying total return ETFs to approximate returns without dividends or distributions paid by the component companies, in other words, the price return. If dividends or distributions were reflected in the value of an Index, the Index’s performance would be higher, particularly over long periods of time. The Indexes that include non-U.S. companies use exchange rate methodologies that may impact an Index’s performance. These considerations may negatively impact the performance of your Index-Linked Interest Strategies.

An investment in the Contract is not an investment in the companies that comprise the Indexes. You should understand that you will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that comprise the Indexes.

CAP RATE AND PERFORMANCE TRIGGER RATE RISK

If you choose to allocate amounts to an Index-Linked Interest Strategy with a Cap Rate or a Performance Trigger Rate, the highest possible Adjusted Index Change that you may achieve is limited by the Cap Rate or Performance

Trigger Rate. The Cap Rate or Performance Trigger Rate therefore limits the positive Index-Linked Interest, if any, that may be credited to your Contract for a given Crediting Period. Cap Rates do not guarantee a certain amount of Index-Linked Interest. The Adjusted Index Change for an Index-Linked Interest Strategy may be less than the positive return of the Index. This is because any positive return of the Index is subject to a maximum in the form of a Cap Rate or Performance Trigger Rate.

The Cap Rates and Performance Trigger Rates benefit us because they limit the amount of positive Index Change that we may be obligated to credit for any Crediting Period. We set the Cap Rates and Performance Trigger Rates in our discretion. You bear the risk that we will not set the Cap Rates higher than [2.00% during the surrender charge period or 1.00% thereafter] or that we will not set the Performance Trigger Rates higher than [2.00% during the surrender charge period or 1.00% thereafter].

The Cap Rates and Performance Trigger Rates for the initial Crediting Period will be disclosed to you at the time you apply for a Contract and will be no lower for 30 days thereafter. If your Contract is issued after that 30 day period, the Cap Rate or Performance Trigger Rate for any Index-Linked Interest Strategy to which you have allocated Premium will be based on our then-current rates, which you will not know until the Effective Date of your Contract. If those rates are lower on the Effective Date of your Contract than at the time of your application and you are dissatisfied with those rates, you may cancel your Contract within 30 days and have the amount of your Premium, or your Account Value, if greater, returned to you without any surrender charges.

Changes to the Cap Rates and Performance Trigger Rates, if any, occur at the beginning of the next Crediting Period. We will ~~provide~~send written notice at least 30 days prior to each Crediting Period instructing you how to obtain the Cap Rates and Performance Trigger Rates for the next Crediting Period. You do not have the right to reject any new Cap Rates or Performance Trigger Rates for the next Crediting Period. If you do not like a new Cap Rate or Performance Trigger Rate for a particular Index-Linked Interest Strategy, at the end of the current Crediting Period, you may transfer your Strategy Account Value to another Index-Linked Interest Strategy or to the Fixed Interest Strategy without charge. If you do not want to invest in any investment option under the Contract, your only option will be to surrender your Contract. Surrendering your Contract may cause you to incur surrender charges~~, negative adjustments to certain values under the Contract,~~ and may have negative tax consequences~~, as discussed in this section.~~. If you surrender your Contract during a Crediting period, your payment will be based on the Strategy Interim Values of the Index-Linked Interest Strategies in which you are invested. If you surrender your Contract on a Crediting Date during the first six Contract Years, your payment will be based on Strategy Account Values that include the Asset Adjustment.

BUFFER ~~AND FLOOR~~ RISK

When you allocate money to an Index-Linked Interest Strategy, you are not investing in the associated Index, or in any securities or other instruments included in that Index. If you allocate money to an Index-Linked Interest Strategy, Index fluctuations may cause the Index Change to be negative even after the application of the Buffer ~~or the Floor, as applicable~~. This would reduce your Strategy Account Value. Any portion of your Account Value allocated to an Index-Linked Interest Strategy will benefit from the protection afforded under ~~either~~ the Buffer ~~or Floor~~ only for that Crediting Period. You assume the risk that you will incur a loss and that the amount of the loss will be significant. The Buffer protects you against losses only up to the percentage stated, and you will bear any loss in excess of the Buffer. For example, if you invest in an Index-Linked Interest Strategy with a 10% Buffer, you may lose up to 90% of your investment and if you invest in an Index-Linked Interest Strategy with a 20% Buffer, you may lose up to 80% of your investment You also bear the risk that sustained negative Index Change may result in zero or negative Index-Linked Interest being credited to your Strategy Account Value over multiple Crediting Period. If an Index-Linked Interest Strategy is credited with negative Index-Linked Interest for multiple Crediting Periods, the cumulative loss may exceed the stated limit of the Buffer ~~or Floor~~ for any single Crediting Period. You will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the funds or holders of securities comprising the indexes would have. We calculate positive Index Change without taking into account any such distributions or dividends paid. The Buffer ~~or Floor~~ for an Index-Linked Interest Strategy will not change while we continue to offer that Index-Linked Interest Strategy ~~you own the Contract~~.

STRATEGY INTERIM VALUE RISK

If you choose to allocate amounts to an Index-Linked Interest Strategy, Index-Linked Interest will not be credited to your Account Value until the end of the Crediting Period. This means that amounts withdrawn prior to the end of a Crediting Period will not be credited with Index-Linked Interest. This includes Account Value applied to pay a death benefit or to an annuity payout option. Your Strategy Interim Value is the amount available for withdrawals, surrenders, annuitization and death benefits on any day other than the end of a Crediting Period. You should consider the risk that it could be less than your original investment (including previously credited interest) even when the applicable Index is performing positively. You could lose up to 100% of your Contract Value in an Index-Linked Interest Strategy due to application of the Strategy Interim Value.

If you take a withdrawal from an Index-Linked Interest Strategy with an Annual Lock Crediting Method prior to the end of the Crediting Period, your withdrawal will be based on the Strategy Interim Value on the date of the withdrawal and you will not receive the gains or losses calculated for the completed Contract Years during the Crediting Period. An Index-Linked Interest Strategy with an Annual Lock Crediting Method is not appropriate for investors who intend to take withdrawals during the Crediting Period.

We determine the Strategy Interim Value by applying a formula which is not directly tied to the actual performance of the applicable Index. Instead, on each Business Day, we calculate the Strategy Interim Value by applying adjustments to your Strategy Base Value. The adjustments are comprised of two components: (1) an Equity Adjustment based on the value of a specific set of hypothetical derivatives; and (2) an Asset Adjustment that tracks changes in interest rates based on the Bloomberg US Aggregate Yield to Worst Index. The Asset Adjustment accounts for changes in interest rates that impact the value of the fixed income assets supporting your Contract. This means that even if the Index Change is positive, it is possible that the Strategy Interim Value may not have increased. Additionally, on any Crediting Date prior to the sixth Contract Anniversary, your Strategy Interim Value will be determined by applying an Asset Adjustment to the Strategy Base Value (after we credit Index-Linked Interest, if any, for the Crediting Period that ends on that Crediting Date. For more information and to see how we calculate the Strategy Interim Value, see Appendix B.

RISK THAT WE MAY ELIMINATE OR SUBSTITUTE AN INDEX

There is no guarantee that any particular index underlying an Index-Linked Interest Strategy will be available for the entire duration that you own your Contract. We may replace an Index if it is discontinued, ~~or~~ if there is a substantial change in the calculation of the Index, if the fees to use an Index substantially increase, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index. This may negatively affect the Index-Linked Interest that you earn during that Crediting Period. We may replace an Index at any time during a Crediting Period, however, we will notify you in writing 45 days prior to replacing an Index. If we replace an Index, this does not cause a change in the Cap Rate, Performance Trigger Rate~~, Floor~~ or Buffer. You will have no right to reject the replacement of an Index, and you will not be permitted to transfer Strategy Account Values until the end of a Crediting Period even if we replace the Index during the Crediting Period. The new Index and the replaced Index (which you may have previously chosen) may not be similar with respect to their component securities or other instruments, although we will attempt to select a new Index that is similar to the old Index. We will not substitute any Index until the new Index has received any necessary regulatory approvals. At the end of the Crediting Period, you may transfer your Strategy Account Value to another Index-Linked Interest Strategy or to the Fixed Interest Strategy without charge. If you do not want to remain invested in the relevant Index-Linked Interest Strategy for the remainder of the Crediting Period, your only option will be to withdraw the related Strategy Account Value, which may cause you to incur surrender charges, the use of Strategy Interim Values to determine~~negative adjustments to~~ certain values under your Contract, and negative tax consequences~~, as discussed in this section~~.

You should evaluate whether our ability to make the changes described above, and your ability to react to such changes, are appropriate based on your investment goals. When such changes occur, you should also evaluate whether those changes are appropriate based on your investment goals and, if not, you should evaluate your options under the Contract, which may be limited and may have negative consequences associated with them, as described in this section.

RISK THAT WE MAY ELIMINATE AN INDEX-LINKED INTEREST STRATEGY

There is no guarantee that any particular Index-Linked Interest Strategy will be available for the entire duration that you own your Contract. We may add or remove an Index or Crediting Method during the time that you own the Contract. ~~We will not add any Index or Crediting Method until the new Index or Crediting Method has received any necessary regulatory approval.~~ Any addition, substitution, or removal of an Index-Linked Interest Strategy, Index, or Crediting Method will be communicated to you in writing. If we add or remove an Index (as opposed to replacing an Index), the changes will not be effective for your Contract until the start of the next Crediting Period. Adding or removing an Index does not cause a change in the ~~Floor or~~ Buffer for the applicable Index-Linked Interest Strategy. Any Index-Linked Interest Strategy based on the performance of the newly added Index will have a new Cap Rate or Performance Trigger Rate.

You should evaluate whether our ability to make the changes described above, and your ability to react to such changes, are appropriate based on your investment goals. When such changes occur, you should also evaluate whether those changes are appropriate based on your investment goals and, if not, you should evaluate your options under the Contract, which may be limited and may have negative consequences associated with them, as described in this section.

FIXED INTEREST STRATEGY RISK

The effective annual interest rate for any Crediting Period will never be lower than ~~[1.00%]~~0.15%. The effective annual interest rate represents the rate of daily compounded interest over a 12-month period. You bear the risk that we will never declare an interest rate for the Fixed Interest Strategy higher than the guaranteed minimum interest rate. See “Fixed Interest Strategy” for additional details.

OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY

Our General Account assets support the guarantees under the Contract and are subject to the claims of our creditors. As such, the guarantees under the Contract are subject to our financial strength and claims-paying ability. There is a risk that we may default on those guarantees. The assets in the Separate Account are also subject to our creditors. You should consider our financial strength and claims-paying ability in meeting the guarantees under the Contract. You may obtain information on our financial condition by reviewing our financial statements included in this prospectus. Additionally, information concerning our business and operations is set forth under the section titled “Management’s Discussion and Analysis.”

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

We rely heavily on interconnected computer systems and digital data to conduct our annuity business activities. Because our annuity business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. There may be an increased risk of cyberattacks during periods of geo-political or military conflict (such as Russia’s invasion of Ukraine and the resulting response by the United States and other countries).

Cyber security risks may also affect the Indexes. Breaches in cyber security may cause an Index’s performance to be incorrectly calculated, which could affect the calculation of values under the Contract. We are not responsible for the calculation of any Index. Breaches in cyber security may also negatively affect the value of the securities or other instruments that comprise or define the Indexes.

We are also exposed to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, geo-political disputes, military actions, malicious acts and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities and could result in the closure of one or more of our offices, or interruptions in mail delivery, telephone communications, or other electronic communications.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal identification information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If we permit telephone or Internet transfers, you choose to make transfers by telephone or Internet, you are assuming the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

See additional company-related risks later in this prospectus under “Risks Related to our Business and Industry.”

THE ANNUITY CONTRACT

This prospectus describes the Contract, which is an agreement between F&G Life and you, the Owner. The Contract is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as funding your retirement. Under the Contract we promise to pay an income in the form of annuity payments, beginning on the Maturity Date. A death benefit may also become payable upon your death. All payments under the Contract are subject to the terms and conditions in the Contract, which are described in this prospectus.

During the Accumulation Phase, you may access your money under the Contract by taking withdrawals of your Account Value. Withdrawals may be subject to surrender charges and withdrawals from your Strategy Account Values during a Crediting Period will be based on respective Strategy Interim Values. Withdrawals on a Crediting Date during the first six Contract Years will be based on Strategy Account Values that include the Asset Adjustment~~.~~. During the Income Phase, we will pay guaranteed income in the form of annuity payments. The Contract also has a death benefit that may become payable during the Accumulation Phase. The death benefit is not payable during the Income Phase.

The Contract is available as a Non-Qualified Contract, which will provide you with certain tax deferral features under the Code. The Contract is also available as a Qualified Contract. If you purchase the Contract as a Qualified Contract, the Contract will not provide you tax deferral benefits in addition to those already provided by your IRA or Roth IRA.

STATE VARIATIONS

This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. For example, state law may require different right to examine provisions, and may impose different issue age limitations. The state in which your Contract is issued also governs whether or not certain options, or charges are available or will vary under your Contract. Please see Appendix A for a listing of general state variations. Any state variations will be included in your Contract or in riders or endorsements attached to your Contract.

OWNER

You, as the Owner, may exercise all ownership rights under the Contract. The Contract must be issued prior to the Owner attaining age 81 (the “maximum issue age”).

Joint Owners: A ~~non-qualified~~Non-Qualified Contract can be owned by joint Owners. Each joint Owner has equal ownership rights and must exercise those rights jointly, unless both Owners direct us otherwise in writing. Only two Owners are allowed per Contract. If the Contract is owned by joint Owners, the signatures of both Owners are needed to exercise rights under the Contract, unless we are directed otherwise by both joint Owners in writing. An Owner who is a non-natural person (e.g., a corporation or trust) may not name a joint Owner.

ANNUITANT

You initially name the Annuitant and any joint Annuitant on your Contract application. This designation may be changed at any time prior to the Maturity Date by sending us a signed and dated written request. However, if the Contract is owned by a non-natural person (e.g., a corporation or trust), the Annuitant(s) may not be changed. Unless you specify otherwise, a change in Annuitant is effective as of the date you signed the notice of change. However, we are not responsible for any legitimate actions that we take under the Contract (including payments) prior to receiving the notice.

If you designate someone else as Annuitant, that person must not be older than the maximum issue age on the Contract Date.

Only two Annuitants are allowed per Contract. Each Annuitant must be no older than the maximum issue age as of the Contract Date.

BENEFICIARY

The Beneficiary is the person(s) or entity (or entities) that you designate to receive any death benefit paid under the Contract during the Accumulation Phase, as described in the section titled “Death Benefit.” You initially name the Beneficiary (or Beneficiaries) on your Contract application and you may change a Beneficiary at any time by sending us a signed and dated written request. If you have designated a Beneficiary as irrevocable, the Beneficiary must consent in writing to any change. A new Beneficiary designation revokes any prior designation and is effective when signed by you. We are not responsible for the validity of any Beneficiary designation or for any legitimate actions we may take under the Contract (including payments) prior to receiving a request to change a Beneficiary. After your death, the Beneficiary has the right to receive any death benefit payable under the Contract or to change the Payee for remaining annuity payments. Beneficiaries should notify us of your death as promptly as possible.

ASSIGNMENT

To the extent allowed by state law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. You may request to assign or transfer your rights under the Contract by sending us a signed and dated request. We will not be bound by an assignment until we acknowledge it. If you assign your benefits, the death benefit amount may be adjusted. See the section titled “Death Benefit.”

Unless you specify otherwise, an assignment or transfer is effective as of the date you signed the notice of change. However, we are not responsible for any legitimate actions (including payments) that we take under the Contract prior to receiving the notice. We are not responsible for the validity of any assignment or transfer. To the extent allowed by law, payments under the Contract are not subject to legal process for the claims of creditors.

A Qualified Contract may not be assigned except as permitted by the Code.

PURCHASE

PURCHASING THE CONTRACT

If you are younger than age 81, you may purchase the Contract by completing an application and submitting a minimum Premium payment of $25,000 through an authorized producer. Only one Premium payment is allowed under the Contract. For IRAs and Roth IRAs, because the minimum Premium payment we accept exceeds the annual contribution limits for IRAs and Roth IRAs, your Premium payment must include a Rollover Contribution.

We will not deem correspondence, including transactional inquiries including applications and Premium payments to be received by us until picked up at our Service Center address.

We reserve the right not to accept third-party checks. In some circumstances and at our discretion, we may accept third-party checks that are from a rollover or transfer from other financial institutions.

We reserve the right to refuse any Premium payment that exceeds $1.5 million and any Premium payment that, when aggregated with previous Premium payments made under other contracts issued by us, exceeds $1.5 million. Additionally, we reserve the right to refuse any Premium payment that does not meet our minimum Premium payment requirements, is not in good order, or is otherwise contrary to law for F&G Life to accept. In addition, we reserve the right to refuse any application. If we refuse your application, we will return your Premium payment to you.

Your application will not be considered to be in good order and your Contract will not be issued until your Premium payments from all sources have been received by us. The Cap Rates and Performance Trigger Rates for the initial Crediting Period will be disclosed to you at the time you apply for a Contract and will be no lower for 30 days thereafter. If your Contract is issued after that 30 day period, if the Cap Rate or Performance Trigger Rate for any Index-Linked Interest Strategy to which you have allocated Premium ~~has changed~~is lower on ~~between the time of your application and~~the Effective Date of your Contract than it was at the time of your application, you may cancel your contract within 30 days and have the amount of your Premium, or your Account Value, if greater, returned to you without any surrender charges. See Right to Examine, below.

ALLOCATING YOUR PREMIUM PAYMENT

You tell us how to apply your Premium payment by specifying in the Contract application your desired allocation (by percentage) among the Fixed Interest Strategy and the available Index-Linked Interest Strategies. Your Premium payment will be allocated according to your instructions on the Contract’s Effective Date.

RIGHT TO EXAMINE

You may cancel the Contract without charge by returning it to us or to your F&G Life registered representative within 30 days after you receive your Contract. If you cancel your Contract during this period, we will issue a refund including all charges that may have been deducted from your Contract and you will not be subject to a surrender charge. Your state’s law will determine the amount you will receive. This amount will either be:

(a)	Your Account Value on the Business Day we receive your request, which may be more or less than your original Premium payment and will be determined based on Strategy Interim Values;

(b)	The amount of your Premium payment; or

(c)	The greater of (a) or (b).

If you are canceling your Contract because the Cap Rate or Performance Trigger Rate for any Index-Linked Interest Strategy to which you have allocated Premium has changed between the time of your application and the Effective Date of your Contract, the amount you will receive is determined in accordance with (c).

If we are required to return the amount of your Premium payment or the greater of (a) or (b) above, F&G Life will be subject to the investment risk if you cancel your Contract during the right to examine period.

The amount of your refund may depend on if your Contract is a replacement of another insurance or annuity contract. If your Contract is an IRA or Roth IRA and you cancel within the first 7 days, you will receive the greater of (a) or (b) above. After the first 7 days, your state’s law will determine the amount you will receive as described above.

For a state-by-state description of material variations of this Contract, including the right to examine period, see Appendix A.

INVESTMENT OPTIONS

The Contract provides that you must allocate your Premium payment among the available investment options on the Effective Date for the initial Crediting Period. You may reallocate your Account Value in any investment option among the available investment options for subsequent Crediting Periods following the end of a Crediting Period by providing new allocation instructions to us, as discussed under the section titled “Transfers.” You may not reallocate your Account Value in the Fixed Interest Strategy or any Index-Linked Interest Strategy until the end of the Crediting Period applicable to the Fixed Interest Strategy or the Index-Linked Interest Strategy.

Currently, the investment options offered under the Contract are the Fixed Interest Strategy and ~~30~~27 Index-Linked Interest Strategies. The Fixed Interest Strategy credits compound interest at a guaranteed rate. Each Index-Linked Interest Strategy credits interest determined by the performance of a particular Index and the applicable Crediting Method. The Index-Linked Interest credited at the end of a Crediting Period for any Index-Linked Interest Strategy may be positive, negative, or equal to zero.

CREDITING PERIOD

Each Crediting Period for the Fixed Interest Strategy is one year. The Crediting Period for an Indexed-Linked Interest Strategy may be one, three or six years. The initial Crediting Period begins on your Contract’s Effective Date. Each subsequent Crediting Period begins at the end of the prior Crediting Period. If any beginning/ending date of a Crediting Period is not a Business Day, the beginning/ending date will be the next Business Day.

FIXED INTEREST STRATEGY

The Fixed Interest Strategy credits compound interest based on rates that are set and guaranteed by us. Any portion of your Account Value allocated to the Fixed Interest Strategy for a Crediting Period will be credited with the interest rate established for that Crediting Period, which will apply for the entire Crediting Period. Once a Crediting Period is over, we will declare a new interest rate for the next Crediting Period.

The interest rate for the Fixed Interest Strategy for the initial Crediting Period will be set forth in your Contract. Prior to the beginning of each subsequent Crediting Period, we will ~~mail to you a 30-day advance~~send written notice at least 30 days prior to the Crediting Period indicating how you may obtain the interest rate for the Fixed Interest Strategy for the next Crediting Period.

The effective annual interest rate for any Crediting Period will never be lower than the guaranteed minimum interest rate of ~~[~~ 0.15%~~1%]~~. This rate is guaranteed to be a rate not less than the minimum interest rate allowed by state law. The effective annual interest rate represents the rate of daily compounded interest over a 12-month period. You bear the risk that we will never declare an interest rate for the Fixed Interest Strategy higher than the guaranteed minimum interest rate.

Payments from the Fixed Interest Strategy are also subject to minimum amounts required by state law. These minimum amounts only apply upon annuitization from the Fixed Interest Strategy, payment of a death benefit upon death of the Owner, or a full withdrawal from the Fixed Interest Strategy. We guarantee that if one of these events occurs, then the proceeds from the Fixed Interest Strategy (the amount applied to annuity payments or paid for a full withdrawal or death benefit) will be at least equal to the minimums required by state law. If necessary to meet this minimum, charges will be waived.

INDEX-LINKED INTEREST STRATEGIES

Each Index-Linked Interest Strategy credits an amount of Index-Linked Interest at the end of each Crediting Period determined by the performance of a particular Index or Indices and the applicable Crediting Method. Each Crediting Method measures the net performance of the applicable Index between the beginning and end of a Crediting Period (i.e., “Point to Point”) or each Contract Year during the Crediting Period (i.e., “Annual Lock”) subject to either the Cap Rate or Performance Trigger Rate, and ~~either the Floor or~~the Buffer. Cap Rates, Performance Trigger

Rates~~, Floors~~ and Buffers apply to an entire Crediting Period for Point to Point Index-Linked Interest Strategies and apply to each Contract Year in a Crediting Period for Annual Lock Index-Linked Interest Strategies.

There are currently ~~30~~27 Index-Linked Interest Strategies available under the Contract. The table below lists the Index, Crediting Method and Crediting Period for each of the ~~30~~27 Index-Linked Interest Strategies. We expect to add and remove Index-Linked Interest Strategies from time to time. We will always offer the following Index-Linked Interest Strategy: S&P 500® Index, 1-Year Crediting Period, Buffer (Buffer Rate: 10%), Cap (Cap Rate: No lower than [2.00]% during the surrender charge period or less than [1.00]% thereafter).

Additional information about the operation of the Index-Linked Interest Strategies is provided under “Additional Information about the Index-Linked Interest Strategies” immediately below.

~~1 Year Crediting Period~~
~~Crediting Method~~	~~Protection Option~~	~~S&P 500® Index~~	~~Russell 2000® Index~~	~~Nasdaq- 100® Index~~	~~MSCI EAFE Index~~
~~Cap~~	~~10% Buffer~~	~~✓~~	~~✓~~	~~✓~~	~~✓~~
	~~20% Buffer~~	~~✓~~	~~✓~~	~~N/A~~	~~✓~~
	~~-10% Floor~~	~~✓~~	~~✓~~	~~✓~~	~~✓~~
~~Performance Trigger~~	~~10% Buffer~~	~~✓~~	~~✓~~	~~✓~~	~~✓~~

~~3 Year Crediting Period~~

~~Cap~~	~~10% Buffer~~	~~✓~~	~~✓~~	~~N/A~~	~~✓~~

1 Year Crediting Period
Crediting Method	Buffer	S&P 500® Index	Russell 2000® Index	Nasdaq- 100® Index	MSCI EAFE Index	Hindsight 20/20
Point to Point Cap	10% Buffer	✓	✓	✓	✓	N/A
	20% Buffer	✓	✓	N/A	✓	N/A
Point to Point Performance Trigger	10% Buffer	✓	✓	✓	✓	N/A

3 Year Crediting Period

Point to Point Cap	10% Buffer	✓	✓	N/A	✓	N/A
	20% Buffer	✓	✓	N/A	✓	N/A

6 Year Crediting Period

Point to Point Cap	10% Buffer	✓	✓	N/A	✓	✓
	20% Buffer	✓	✓	N/A	✓	N/A

Annual Lock Cap	10% Buffer	✓	✓	N/A	✓	N/A

ADDITIONAL INFORMATION ABOUT THE INDEX-LINKED INTEREST STRATEGIES

INDEXES

Currently, each Index-Linked Interest Strategy credits interest based on the performance of one of the following Indexes, each covering different asset classes.

S&P 500® Index (SPX). Widely regarded as the best gauge of the U.S. stock market, this world-renowned index tracks the performance of 500 large companies in leading industries of the U.S. economy.

Russell 2000® Index (RTY). The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership.

Nasdaq-100 Index® (NDX). The Nasdaq-100 Index includes 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology.

MSCI EAFE Index (MXEA). MSCI EAFE Index is an equity index that captures large and mid-cap representation across 21 developed markets around the world, including Europe, Australasia and the Far East, excluding the United States and Canada. The Index covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries.

Hindsight 20/20 Index-Linked Investment Strategy. The Company determines the performance of the Hindsight 20/20 Index-Linked Interest Strategy based on the best performance for the applicable period among three Bank of America MP Indices (the “BofA MP Indices”): the BofA MP Growth Index, the BofA MP Balanced Index and the BofA Defensive Index (together, the “BofA MP Indices”).

The Bank of America MP Indices (the “BofA MP Indices”) are designed to provide exposure to four markets: U.S. large-capitalization companies, U.S. Treasury bonds, U.S. high yield corporate bonds, and the price of gold, as reflected by the underlying exchange traded funds (ETFs) set out below. Target weightings for each of the underlying components in the indexes differ based on the strategy of the respective index: “growth,” “balanced,” and “defensive”. For each Index, the U.S. Large Cap equity component is represented by the SPDR S&P 500 ETF Trust (SPY); the high-yield U.S. corporate bond component is represented by iShares iBoxx High Yield Corporate Bond ETF (HYG); the US government bond component is represented by iShares 7-10 Year Treasury Bond ETF (IEF)); and the gold component is represented by SPDR Gold Shares ETF (GLD), with different target weights based on the applicable methodology (growth, balanced, or defensive), as follows:

BofA MP Indices	Index Bloomberg Ticker	Underlying ETF Target Weights
		SPY	GLD	HYG	IEF
BofA MP Growth Index	[ ]	75%	5%	15%	5%
BofA MP Balanced Index	[ ]	60%	10%	20%	10%
BofA MP Defensive Index	[ ]	40%	20%	20%	20%

Each Index automatically rebalances allocations on a quarterly basis to the target weightings on the last index calculation day in the month of March, June, September and December. Each of the BofA MP Indices is a proprietary index, sponsored and calculated by Merrill Lynch International. Merrill Lynch International is not affiliated with the Company and has no obligations under the Contract.

In order to track the price return of the indexes underlying the underlying ETFs, the performance of each of the BofA MP Indices is reduced by a negative adjustment to the performance of three of the four underlying ETFs that is intended to approximate the dividend yield in respect of each of the applicable underlying ETFs based on historical averages and trends from [Insert Base Date] (the base date of the BofA MP Indices) through year end of 2021. In each case, the daily performance of SPY, IEF, and HYG is reduced by an annualized percentage of 2.0%, 1.0%, and 5.0%, respectively.

Because the negative adjustment is fixed while actual dividends paid vary over time, the performance of the BofA MP Indices will differ from the performance of comparable price return indexes. For any underlying ETF where the actual dividend paid is less than the annual adjustment amount, such underlying ETF will underperform and will therefore have a negative impact on the performance of the BofA MP Indices. Conversely, for any underlying ETF where the actual dividend paid exceeds the annual adjustment amount, that underlying ETF will outperform and therefore, should have a positive impact on the performance of the BofA MP Indices.

Underlying ETFs

The following is a brief description of each of the underlying ETFs.

•	SPDR S&P 500 ETF Trust (SPY)

The SPY seeks to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index.

•	iShares 7-10 Year Treasury Bond ETF (IEF)

~~BodyText 1;~~IEF seeks to track the investment results of the ICE® U.S. Treasury 7-10 Year Bond Index, which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to seven years and less than ten years.

•	SPDR Gold Shares (GLD)

The investment objective of GLD is to reflect the performance of the price of gold bullion, less GLD’s expenses.

•	iShares iBoxx High Yield Corporate Bond ETF (HYG)

The HYG seeks to track the investment results of the Markit iBoxx® USD Liquid High Yield Index (the “IBOXHY”), which is a rules-based index consisting of liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, which is designed to provide a broad representation of the U.S. dollar-denominated high yield liquid corporate bond market.

Following the occurrence of certain events with respect to an underlying ETF, the affected ETF may be replaced by a substitute component. These events generally include events that could materially interfere with the ability of market participants to transact in, or events that could materially change the underlying economic exposure of, positions with respect to any ETF. The substitution of an ETF may affect the performance of each BofA MP Index, and therefore, the return on your investment in the Hindsight 20/20 Indexed-Linked Interest Strategy.

We reserve the right to add, remove or replace any Index-Linked Interest Strategy, Index, or Crediting Method in the future, subject to any necessary regulatory approvals. If we replace an Index, this will not cause a change in the Cap Rate, Performance Trigger Rate~~, Floor~~ or Buffer for the current Crediting Period. Adding, replacing or removing an Index does not cause a change in the ~~Floor or~~ Buffer because those elements do not change ~~for the life of your Contract~~while we continue to offer that Index-Linked Interest Strategy. Any new Index-Linked Interest Strategies based on the performance of a newly added Index will have a new Buffer and Cap Rate or Performance Trigger Rate, provided that the Cap Rate or Performance Trigger Rate will never be lower than the guaranteed minimum of [2.00% during the surrender charge period or less than 1.00% thereafter]. Changes to the Cap Rates or Performance Trigger Rates, if any, occur at the start of the next Crediting Period. If we add or remove an Index (as opposed to replacing an Index with another Index), the changes will not be effective for your Contract until the start of the next Crediting Period.

We may remove or replace an Index if it is discontinued, ~~or~~ the Index is no longer available to us, if the fees to use an Index substantially increase, or if the Index’s calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. We may do so at the end of a Crediting Period or during a Crediting Period. We will notify you in writing at least 30 days before we replace an Index.

If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class, Index composition, strategy or methodology inherent to the Index and Index liquidity. If we replace an Index during a Crediting Period, we will calculate the Index Change using the old Index up until the replacement date. After the replacement date, we will calculate the Index Change using the new Index, but with a modified start of Crediting Period value for the new Index. The modified start of Crediting Period value for the new Index will reflect the Index Change for the old Index from the start of the Crediting Period to the replacement date.

Example. This example shows how we would calculate the Index Change during a Crediting Period during which an Index was replaced.

Index Change on replacement date for old Index

Old Index Value at beginning of Crediting period	100
Old Index Value on replacement date	103
Index Change for old Index on replacement date	(103 /100) - 1 = 3%

This 3% Index Change on the replacement date is then used to calculate the modified beginning of Crediting Period Index Value for the new index.

Modified start of Crediting Period Index Value for new index

Index Change for old Index on replacement date	3%
Index Value for new index on replacement date	1000
Modified start of Crediting Period Index Value for new index	1000 /(100% + 3%) = 970.87

The Index Change calculation for that Crediting Period is then based on the change between the modified start of Crediting Period Index Value for the new index, and the end of Crediting Period Index Value for the new index.

Additional Index information, including disclaimers, may be found in Appendix C. The investment risks associated with the Indexes are discussed under the section titled “Index Risk.”

STRATEGY ACCOUNT VALUE

When you allocate Account Value to an Index-Linked Interest Strategy for a Crediting Period, your investment in the Index-Linked Interest Strategy is represented by a Strategy Account Value. Your Strategy Account Value reflects the portion of your Account Value attributable to that Index-Linked Interest Strategy at any given time. If you allocate Account Value to multiple Index-Linked Interest Strategies for a Crediting Period, you will have a separate Strategy Account Value for each Index-Linked Interest Strategy in which you are invested. Your Strategy Account Value is the amount available for withdrawals, surrenders, annuitization and death benefits.

Your Strategy Account Value for an Index-Linked Interest Strategy will be calculated at the close of each Business Day of the Crediting Period as follows:

•	On the Effective Date, your Strategy Account Value will equal your Strategy Base Value for that Index-Linked Interest Strategy.

•

On each Business Day other than a Crediting Date, your Strategy Account Value on a given Business Day will equal your Strategy Interim Value. We calculate your Strategy Interim Value at the close of each such Business Day by applying an Equity Adjustment to your Strategy Base Value based on the value of a specific set of hypothetical derivatives and an Asset Adjustment to your Strategy Base Value based on the Bloomberg US Aggregate Yield to Worst Index to account for changes in interest rates that impact the value of the fixed income assets supporting your Contract. See Appendix B for a description of how Strategy Interim Values are calculated.

•

On the Crediting Date of a Crediting Period, your Strategy Base Value will be increased or decreased by the amount of Index-Linked Interest credited to the Index-Linked Interest Strategy, which may be positive, negative, or equal to zero. This may also be expressed through the following formula: Strategy Base Value x (1 + Adjusted Index Change). Prior to the sixth Contract Anniversary, ~~your Strategy Account Value~~if you surrender your Contract, take a withdrawal, annuitize or if a death benefit is paid on the Crediting Date, ~~will be~~the Strategy ~~Interim~~Account Value~~, which~~ for purposes of the transaction will be determined by applying an Asset Adjustment to the Strategy Base Value (after we credit Index-Linked Interest, if any, for the Crediting Period that ends on that Crediting Date). The Asset Adjustment is applied only during the surrender charge period. If you surrender your Contract, take a withdrawal, annuitize or if a death benefit is paid ~~On~~on a Crediting Date on or after the sixth Contract Anniversary, your Strategy ~~Interim~~Account Value will not be ~~your Strategy Base Value (after we credit Index-Linked Interest, if any, for the Crediting Period that ends on the Crediting Date) without~~subject to any adjustment.

Example. Assume that you allocate $50,000 to an Index-Linked Interest Strategy on the Effective Date with a 5% Cap Rate. On the first Business Day of the Crediting Period, your Strategy Base Value is $50,000. Your Strategy Account Value will increase and decrease according to changes in your Strategy Interim Value while you continue to have Account Value allocated to the Strategy, but you will only be impacted by the Strategy Interim value if you take a withdrawal, surrender your contract, annuitize or we if we pay a death benefit during a Crediting Period. For instance, if your Strategy Interim Value at the close of the tenth Business Day equals $50,500, your Strategy Account Value at that time will be $50,500. Then, if your Strategy Interim Value at the close of the eleventh Business Day equals $48,000, your Strategy Account Value at that time will be $48,000. On the last Business Day of the Crediting Period, if an Adjusted Index Change of 5% is assumed, your Strategy Base Value at the close of the last Business Day will be $52,500 ($50,000 x (1 + 0.05) = $52,500). Under this example, $2,500 in Index-Linked Interest would have been credited to your Contract ($50,000 x 0.05 = $2,500). If you take a withdrawal, surrender your contract, annuitize or we if we pay a death benefit on a Crediting Date during the first six Contract Years and the Strategy Account Value (after application of any Index-Linked Interest to the Strategy Base Value) that includes the Asset Adjustment equals $49,000, your Strategy Account Value for purposes of calculating the transaction will be $49,000.

INDEX-LINKED INTEREST

For each Index-Linked Interest Strategy to which you allocate Account Value, at the end of the Crediting Period, we will credit your Strategy Base Value with Index-Linked Interest. Index-Linked Interest may be positive, negative, or equal to zero.

•	If the Index-Linked Interest is positive, your Strategy Base Value will increase by a dollar amount equal to the positive Index-Linked Interest.

•	If the Index-Linked Interest is negative, your Strategy Base Value will decrease by a dollar amount equal to the negative Index-Linked Interest.

•	If the Index-Linked Interest is equal to zero, no interest will be credited and your Strategy Base Value will not change.

If you allocate Account Value to more than one Index-Linked Interest Strategy, the Index-Linked Indexed Strategies in which you invest will credit separate Index-Linked Interest at the end of their respective Crediting Periods. Even if you receive positive Index-Linked Interest for one or more Index-Linked Interest Strategies for a

Crediting Period, your overall gain for that Crediting Period will be reduced by any negative Index-Linked Interest you receive for any other Index-Linked Interest Strategies for that Crediting Period, and the negative Index-Linked Interest may cause you to incur an overall loss during that Crediting Period.

CREDITING METHODS

To determine the Index-Linked Interest credited to an Index-Linked Interest Strategy at the end of a Crediting Period, we calculate the Adjusted Index Change for that Index-Linked Interest Strategy. We calculate the Adjusted Index Change by applying the applicable Crediting Method. The Contract provides for ~~four~~three Crediting Methods: (1) Point to Point Cap Rate with Buffer; (2) ~~Point to Point Cap Rate with Floor; (3)~~Point to Point Performance Trigger Rate with Buffer; and (~~4~~3) Annual Lock Cap Rate with Buffer.

Each Crediting Method includes the following elements:

•	The Crediting Period;

•	The Index Change (either “Point to Point,” from the beginning of the Crediting Period to the Crediting Date, or “Annual Lock” for each Contract Year in the Crediting Period);

•

Either the Cap Rate or the Performance Trigger Rate (applied from the beginning of the Crediting Period to the Crediting Date for Point to Point Index-Linked Interest Strategies, or for each Contract Year in the Crediting Period for Annual Lock index-Linked Interest Strategies); and

•

~~Either the Floor or t~~The Buffer (applied from the beginning of the Crediting Period to the Crediting Date for Point to Point Index-Linked Interest Strategies, or for each Contract Year in the Crediting Period for Annual Lock Index-Linked Interest Strategies).

Each of these elements and each of the Crediting Methods is explained below, along with examples of how the Adjusted Index Change is determined for each Crediting Method in the case of both positive and negative Index Changes.

Crediting Period. The Crediting Period for an Index-Linked Interest Strategy is either one, three or six years. Crediting Periods begin on your Contract’s Anniversary Date.

Index Change. To calculate the Adjusted Index Change, we first calculate the Index Change. The Index Change for a Point to Point Index-Linked Interest Strategy is the net change percentage in the Index Value from the start of a Crediting Period to the end of the Crediting Period, before any applicable adjustment for either the Cap Rate or Performance Trigger Rate and ~~either~~the ~~Floor or~~Buffer. The Index Change for an Annual Lock Index-Linked Interest Strategy is determined from the start of each Contract Year to the end of each Contract Year in a Crediting Period, before any applicable adjustment for the Cap Rate and the Buffer.

Example: Assume that you allocate Account Value to a Point to Point Index-Linked Interest Strategy using the S&P 500® Index and between the beginning and end of the Crediting Period, the value of the securities comprising the S&P 500® increases by 5%. The Index Change for that Index-Linked Interest Strategy would be 5%. If instead the S&P 500® decreased by 5%, the Index Change for the Index-Linked Interest Strategy would be -5%.

After the Index Change is calculated, we next calculate the Adjusted Index Change. The Adjusted Index Change reflects any applicable adjustments for either the Cap Rate or the Performance Trigger Rate (if the Index Change is positive or equal to zero) and ~~either the Floor or~~the Buffer. Index-Linked Interest will be credited to the Strategy Base Value at a rate equal to the Adjusted Index Change (if the Index Change is negative).

Cap Rate. If the Crediting Method for an Index-Linked Interest Strategy includes a Cap Rate, the Cap Rate represents the maximum positive Adjusted Index Change for a given Crediting Period for a Point to Point

Index-Linked Interest Strategy or for a Contract Year during a Crediting Period for an Annual Lock Index-Linked Interest Strategy. We set the Cap Rate for each Index-Linked Interest Strategy prior to the beginning of a Crediting Period, and the Cap Rate may vary between Index-Linked Interest Strategies. A Cap Rate for a Crediting Period may be higher or lower than the Cap Rates for previous or future Crediting Period. In no event will a Cap Rate be lower than the guaranteed minimum of [2.00% during the surrender charge period or less than 1.00% thereafter]. The Cap Rates for your initial Crediting Periods will be set forth in your Contract. Prior to the beginning of each subsequent Crediting Period, we will mail to you a 30-day advance written notice indicating how you may obtain the Cap Rates for the next Crediting Period.

Example 1: Assume that you allocate Account Value to a Point to Point Index-Linked Interest Strategy for a Crediting Period with a Cap Rate of 6%. Also assume that at the end of the Crediting Period, the Index Change is 5%. In this case, to calculate the Adjusted Index Change, we would compare the Cap Rate of 6% to the Index Change of 5%. Because the Index Change (5%) is less than the Cap Rate (6%), the Adjusted Index Change would be 5%. As a result, we would credit Index-Linked Interest to your Strategy Base Value at the Adjusted Index Change of 5%. In this example, the Cap Rate did not limit your potential gain.

Example 2: Assume that you allocate Account Value to a Point to Point Index-Linked Interest Strategy for a Crediting Period with a Cap Rate of 6%. Also assume that at the end of the Crediting Period, the Index Change is 12%. In this case, to calculate the Adjusted Index Change, we would compare the Cap Rate of 6% to the Index Change of 12%. Because the Index Change (12%) is higher than the Cap Rate (6%), the Adjusted Index Change would be 6%. As a result, we would credit Index Linked Interest to your Strategy Base Value at the Adjusted Index Change of 6%. In this example, the Cap Rate limited your potential gain.

See “ANNUAL LOCK INDEX-LINKED INTEREST STRATEGIES” for examples for an Annual Lock Index-Linked Interest Strategy. The Cap Rates do not guarantee a certain amount of Index-Linked Interest. The Cap Rates benefit us because they limit the amount of positive Index-Linked Interest that we may be obligated to credit for any Crediting Period. We set the Cap Rates at our discretion. You bear the risk that we will not set the Cap Rates higher than [2.00% during the surrender charge period and 1.00% thereafter].

Performance Trigger Rate. If the Crediting Method for an Index-Linked Interest Strategy includes a Performance Trigger Rate, the Performance Trigger Rate represents the positive Adjusted Index Change for a given Crediting Period if the Index Change for the Crediting Period is zero or greater. We set the Performance Trigger Rate for each Index-Linked Interest Strategy prior to the beginning of a Crediting Period, and the Performance Trigger Rate may vary between Index-Linked Interest Strategies. A Performance Trigger Rate for a Crediting Period may be higher or lower than the Performance Trigger Rates for previous or future Crediting Periods. In no event will a Performance Trigger Rate be lower than the guaranteed minimum of [2.00% during the surrender charge period or less than 1.00% thereafter]. The Performance Trigger Rates for your initial Crediting Periods will be set forth in your Contract. Prior to the beginning of each subsequent Crediting Period, we will mail to you a 30-day advance written notice indicating how you may obtain the Performance Trigger Rates for the next Crediting Period.

Example 1: Assume that you allocate Account Value to an Index-Linked Interest Strategy for a Crediting Period with a Performance Trigger Rate of 6%. Also assume that at the end of the Crediting Period, the Index Change is 3%. Because the Index Change is zero or greater (3%), the Adjusted Index Change will equal the Performance Trigger Rate (6%). As a result, we would credit Index-Linked Interest to your Strategy Base Value at the Adjusted Index Change of 6%. In this example, the Performance Trigger Rate was greater than the Index Change.

Example 2: Assume that you allocate Account Value to an Index-Linked Interest Strategy for a Crediting Period with a Performance Trigger Rate of 6%. Also assume that at the end of the Crediting Period, the Index Change is 10%. Because the Index Change is zero or greater (10%), the Adjusted Index Change will equal the Performance

Trigger Rate (6%). As a result, we would credit Index-Linked Interest to your Strategy Base Value at the Adjusted Index Change of 6%. In this example, the Performance Trigger Rate limited your potential gain.

The Performance Trigger Rates do not guarantee a certain amount of Index-Linked Interest unless the applicable Index Change is zero or greater. The Performance Trigger Rates benefit us because they limit the amount of positive Index-Linked Interest that we may be obligated to credit for any Crediting Period. We set the Performance Trigger Rates at our discretion. You bear the risk that we will not set the Performance Trigger Rates higher than [2.00% during the surrender charge period and 1.00% thereafter].

~~Floor. If the Crediting Method for an Index-Linked Interest Strategy includes a Floor, the Floor is the maximum negative Adjusted Index Change for that Index-Linked Interest Strategy for a given Crediting Period. The Floor represents the most negative Index-Linked Interest that you can be credited under an Index-Linked Interest Strategy for a Crediting Period.~~

~~For those Crediting Methods with a Floor, the Floor is always set at a loss of 10%. This may also be expressed as a floor equal to negative 10% (-10%).~~

~~Example 1: Assume that you allocate Account Value to an Index-Linked Interest Strategy with a Crediting Method that includes a Floor and, at the end of the Crediting Period, the Index Change is -6%. In this case, to calculate the Adjusted Index Change, we would compare the Floor of -10% to the Index Change of -5%. Because the Floor (-10%) is less (more negative) than the Index Change (-5%), the Adjusted Index Change would be -5%. As a result, we would credit Index-Linked Interest to your Strategy Base Value at the Adjusted Index Change of -5%. In this example, the Floor did not provide any downside protection.~~

~~Example 2: Assume that you allocate Account Value to an Index-Linked Interest Strategy with a Crediting Method that includes a Floor and, at the end of the Crediting Period, the Index Change is -15%. In this case, to calculate the Adjusted Index Change, we would compare the Floor of -10% to the Index Change of -15%. Because the Floor (-10%) is higher (less negative) than the Index Change (-15%), the Adjusted Index Change would be -10%. As a result, we would credit Index-Linked Interest to your Strategy Base Value at the Adjusted Index Change of -10%. In this example, the Floor provided downside protection by limiting your loss.~~

~~The -10% Floor will apply to every Index-Linked Interest Strategy with a Floor and will not change for the life of your Contract. It is possible that we will change the Floors for Contracts issued in the future and that future Contracts may have different Floors for different Index-Linked Interest Strategies.~~

~~The Floor provides only limited protection against downside risk. You should understand that the Floor does not provide absolute protection against negative Index-Linked Interest. You may lose money.~~

~~Every Index-Linked Interest Strategy has its own Strategy Account Value. Any portion of your Account Value that is not allocated to an Index-Linked Interest Strategy with a Crediting Method that includes a Floor will not benefit from the downside protection provided by the Floor.~~

Buffer. ~~If the Crediting Method for an Index-Linked Interest Strategy includes a Buffer, t~~The Buffer for an Index-Linked Interest Strategy represents the amount of negative Index Change that may occur before you are credited with a negative Index-Linked Interest for a Point to Point Index-Linked Interest Strategy or a negative Adjusted Index Change applies for a Contract Year in a Crediting Period for an Annual Lock Index-Linked Interest Strategy.

Each Index-Linked Interest Strategy will specify the Buffer for that strategy. Depending on which Index-Linked Interest Strategy you select, the Buffer will provide protection from a negative Index Change of up to 10% or up to 20%,.

Example 1: Assume that you allocate Account Value to a Point to Point Index-Linked Interest Strategy with a Crediting Method that includes a Buffer of 10% and, at the end of the Crediting Period, the Index Change is -8%. In this case, to calculate the Adjusted Index Change, we would compare the Buffer of 10% to the Index Change of -8%. Because the negative Index Change (-8%) does not exceed the Buffer of 10%, the Adjusted Index Change would be 0%. As a result, we would not credit any Index-Linked Interest to your Strategy Base Value because the Adjusted Index Change equaled 0%. In this example, the Buffer provided complete downside protection by preventing you from being credited with negative Index-Linked Interest.

Example 2: Assume that you allocate Account Value to an Index-Linked Interest Strategy with a Crediting Method that includes a Buffer of 10% and, at the end of the Crediting Period, the Index Change is -15%. In this case, to calculate the Adjusted Index Change, we would compare the Buffer of 10% to the Index Change of -15%. Because the negative Index Change (-15%) exceeds the Buffer of 10%, the Adjusted Index Change would be -5% (i.e., -15% reduced by the Buffer of 10%). As a result, we would credit Index-Linked Interest to your Strategy Base Value based on an Adjusted Index Change of -5%. In this example, the Buffer provided downside protection because it did limit your loss from -15% to -5%, but it did not provide complete downside protection.

See “ANNUAL LOCK INDEX-LINKED INTEREST STRATEGIES” for examples for an Annual Lock Index-Linked Interest Strategy.

The Buffer for an Index-Linked Interest Strategy will not change while we continue to offer that Index-Linked Interest Strategy~~for the life of your Contract. It is possible that we will change the Buffers for Contracts issued in the future, and that future Contracts may have different Buffers for different Index-Linked Interest Strategies.~~.

The Buffer provides only limited protection from downside risk. You should understand that the Buffer does not provide absolute protection against negative Index-Linked Interest. You may lose money.

Every Index-Linked Interest Strategy has its own Strategy Account Value. Any portion of your Account Value that is not allocated to an Index-Linked Interest Strategy with a Crediting Method that includes a Buffer will not benefit from the protection afforded by the Buffer.

See Appendix D for additional examples of each Crediting Method.

ANNUAL LOCK INDEX-LINKED ~~CREDITING~~INTEREST STRATEGIES. The Annual Lock Crediting Method is a multi-year Index-Linked Interest Strategy that applies the Buffer and Cap separately for each Contract Year during the Crediting Period. If the Crediting Method for an Index-Linked Interest Strategy has an Annual Lock, the Adjusted Index Change will be calculated in the same manner as for a Point to Point Index-Linked Interest Strategy, except it will be calculated on each Contract Anniversary. However, no Index Interest Credit will be credited to the Index-Linked Interest Strategy until the Crediting Date at the end of the Crediting Period.

If you take a withdrawal from an Index-Linked Interest Strategy with an Annual Lock Crediting Method prior to the end of the Crediting Period, your withdrawal will be based on the Strategy Interim Value on the date of the withdrawal and you will not receive the gains or losses calculated for the completed Contract Years during the Crediting Period. An Index-Linked Interest Strategy with an Annual Lock Crediting Method is not appropriate for investors who intend to take withdrawals during the Crediting Period. Please see the example below, which illustrates the risk of taking a withdrawal from an Index-Linked Interest Strategy with an Annual Lock Crediting Method.

The Adjusted Index Change for the full Crediting Period will equal the cumulative result of each successive Adjusted Index Change for each Contract Year during the Crediting Period. On the first Contract Anniversary during the Crediting Period, the performance equals the Adjusted Index Change for that Contract Year multiplied by the Strategy Base Value for the Index-Linked Interest Strategy. This performance amount is added to or deducted from the amount of the Strategy Base Value to form the Annual Lock Amount. The Annual Lock Amount is used to calculate the performance for the next Contract Year during the Crediting Period. On each Contract Anniversary during the Crediting Period thereafter, the return for the year is equal to the Adjusted Index change for that Contract Year multiplied by the Annual Lock Amount. This amount ~~and~~is credited to or deducted from the Annual Lock Amount, which becomes the new Annual Lock Amount for the next Contract Year.

On the Crediting Date, Interest-Linked Interest is credited to the Strategy Base Value in the amount of the difference between the Annual Lock Amount for the Contract Anniversary that is the Crediting Date and the Strategy Base Value. For example, if the Strategy Base Value is $100,000 and the Annual Lock Amount for the Contract Anniversary that is the Crediting Date is $129,112, you will be credited with Index-Linked Interest in the amount of $29,112 on the Crediting Date. A more detailed example is below.

Because of the cumulative impact of the Annual Lock, if you incur a loss in one Contract Year during the Crediting Period, it will reduce the amount invested for the next Contact year during the Crediting Period. In a continuing down market, you could lose in excess of the percentage remaining after the Buffer. For example, if the Buffer is 10%, in a continuing down market, you could lose more than 90% of your investment. On the other hand, if you incur a gain in one Contract Year during the Crediting Period, it will increase the Annual Lock Amount for the next Contract Year, upon which future gains or losses (if any) will be calculated.

The Annual Lock Amount is used only to calculate the performance of an Index-Linked Interest Strategy on each Contract Anniversary during the Crediting Period. This amount is not available for surrender, withdrawal, transfer, annuitization or as a Death Benefit. In addition to adjustments to the Annual Lock Amount or performance, Withdrawals during the Crediting Period also reduce the Annual Lock Amount and the Strategy Base Value in the same proportion that withdrawals reduce the Strategy Interim Value.

Example 1: The following example demonstrates the impact of the Cap Rate and Buffer on an Index-Linked Interest Strategy with a 6-Year Annual Lock and assumes no withdrawals have been made.

Strategy Start Date = 10/21/2022

Index-Linked Interest Strategy = 6-Year with Annual Lock Cap Rate with Buffer

Cap Rate = 10%

Buffer = 10%

Index Value at Beginning of Crediting Period = 1,000

Initial Strategy Account Value = $100,000

Strategy Base Value at Beginning of Crediting Period = $100,000

Contract Anniversary	Index Value	Index Change	Adjusted Index Change	Annual Lock Amount on Contract Anniversary
10/21/2023	1,120	+12%	+10%	$110,000
10/21/2024	1,064	-5%	0%	$110,000
10/21/2025	1,149	+8%	+8%	$118,800
10/21/2026	977	-15%	-5%	$112,860
10/21/2027	1,104	+13%	+10%	$124,146
10/21/2028	1,148	+4	+4%	$129,112

In this example, the Index-Linked Interest crediting to the Strategy Base Value on the Crediting Date is $29,112, which is the difference between the Strategy Base Value and the Annual Lock Amount on the Crediting Date. The Strategy Base Value on the Crediting Date is $129,112, which is the sum of the Strategy Base Value (i.e., $100,000) and the Index-Linked Interest (i.e., $29,112).

The Index-Linked Interest is not credited to your Strategy Base Value until the end of the 6-year Crediting Period. Until that time, your Strategy Account Value be subject to the Strategy Interim Value calculations. The Annual Lock Amount on each Contract Anniversary is not available to you and is used only for the purpose of calculating the Index-Linked Interest ultimately credited on the Crediting Date.~~The Index-Linked Interest is not credited to your Strategy Base Value until the end of the 6-year Crediting Period. Until that time, your Strategy Account Value be subject to the Strategy Interim Value calculations. The Annual Lock Amount on each Contract Anniversary is not available to you and is used only for the purpose of calculating the Index-Linked Interest ultimately credited on the Crediting Date.~~

Example 2: The following example demonstrates the impact of the Cap Rate and Buffer on an Index-Linked Interest Strategy with a 6-Year Annual Lock and assumes a withdrawal of $20,000 during the third year of the strategy.

Strategy Start Date = 10/21/2022

Index-Linked Interest Strategy = 6-Year with Annual Lock Cap Rate with Buffer

Cap Rate = 10%

Buffer = 10%

Index Value at Beginning of Crediting Period = 1,000

Initial Strategy Account Value = $100,000

Strategy Base Value at Beginning of Crediting Period = $100,000

Strategy Interim Value at date of Withdrawal = $90,000

Contract Anniversary	Index Value	Index Change	Adjusted Index Change	Annual Lock Amount on Contract Anniversary	Strategy Base Value
10/21/2023	1,120	12%	10%	$110,000	$100,000
10/21/2024	1,064	-5%	0%	$110,000	$100,000

Withdrawal of $20,000 out of $90,000 Strategy Interim Value results in proportional reduction in Annual Lock Amount and Strategy Base Value				$85,556	$77,778

10/21/2025	1,149	8%	8%	$92,400	$77,778
10/21/2026	977	-15%	-5%	$87,780	$77,778
10/21/2027	1,104	13%	10%	$96,558	$77,778
10/21/2028	1.148	4%	4%	$100,420	$77,778

In this example, the Index-Linked Interest crediting to the Strategy Base Value on the Crediting Date is $22,642, which is the difference between the Strategy Base Value and the Annual Lock Amount on the Crediting Date. The Strategy Base Value on the Crediting Date is $100,420 which is the sum of the Strategy Base Value (i.e., $77,778) and the Index-Linked Interest (i.e., $22,642).

The Index-Linked Interest is not credited to your Strategy Base Value until the end of the 6-year Crediting Period. Until that time, your Strategy Account Value be subject to the Strategy Interim Value calculations. The Annual Lock Amount on each Contract Anniversary is not available to you and is used only for the purpose of calculating the Index-Linked Interest ultimately credited on the Crediting Date.

Example 3: The following example demonstrates the impact of the Cap Rate and Buffer on an Index-Linked Interest Strategy with a 6-Year Annual Lock during a continuing down market and assumes no withdrawals have been made.

Strategy Start Date = 10/21/2022

Index-Linked Interest Strategy = 6-Year with Annual Lock Cap Rate with Buffer

Cap Rate = 10%

Buffer = 10%

Index Value at Beginning of Crediting Period = 1,000

Initial Strategy Account Value = $100,000

Strategy Base Value at Beginning of Crediting Period = $100,000

Contract Anniversary	Index Value	Index Change	Adjusted Index Change	Annual Lock Amount on Contract Anniversary
10/21/2023	950	-5%	0%	$100,000
10/21/2024	836	-12%	-2%	$98,000
10/21/2025	669	-20%	-10%	$88,200
10/21/2026	568	-15%	-5%	$83,790
10/21/2027	563	-1%	0%	$83,790
10/21/2028	495	-12%	-2%	$82,114

~~Contract Anniversary~~	~~Index Value~~	~~Index Change~~		~~Adjusted Index Change~~		~~Annual Lock Amount on Contract Anniversary~~
~~10/21/2023~~	~~950~~	~~-5~~	%	~~0~~	%	~~$~~	~~100,000~~
~~10/21/2024~~	~~836~~	~~-12~~	%	~~-2~~	%	~~$~~	~~98,000~~
~~10/21/2025~~	~~669~~	~~-20~~	%	~~-10~~	%	~~$~~	~~88,200~~
~~10/21/2026~~	~~568~~	~~-15~~	%	~~-5~~	%	~~$~~	~~83,790~~
~~10/21/2027~~	~~563~~	~~-1~~	%	~~0~~	%	~~$~~	~~83,790~~
~~10/21/2028~~	~~495~~	~~-12~~	%	~~-2~~	%	~~$~~	~~82,114~~

In this example, the negative Index-Linked Interest crediting to the Strategy Base Value on the Crediting Date is -$17,886, which is the difference between the Strategy Base Value and the Annual Lock Amount on the Crediting Date. The Strategy Base Value on the Crediting Date is $82,114, which is the sum of the Strategy Base Value (i.e., $100,000) and the negative Index-Linked Interest (i.e., -$17,886).

IMPACT OF WITHDRAWALS FROM INDEX-LINKED ~~CREDITING~~INTEREST STRATEGIES

Under the Contract, you are permitted to take full or partial withdrawals at any time during the Accumulation Phase. Withdrawals may be subject to surrender charges.

If you withdraw Account Value allocated to an Index-Linked Interest Strategy during a Crediting Period or on a Crediting Date during the first six Contract Years, the withdrawal will cause a reduction to your Strategy Base Value. Your Strategy Base Value will be immediately reduced in a proportion equal to the reduction in your Strategy Account Value (which will be the Strategy Interim Value during the Crediting Period, or the Strategy Base Value adjusted by the Asset Adjustment on a Crediting Date).

This means that partial withdrawals (including systematic withdrawals and Required Minimum Distributions under the Contract) during a Crediting Period or on a Crediting Date during the first six Contract Years could result in a greater reduction in your Strategy Account Value than if you waited until the end of the Crediting Period or after the first six Contract Years to take a withdrawal. In addition, any partial withdrawal will proportionately reduce your Strategy Base Value, which could be significantly more than the dollar amount of your withdrawal. This will reduce any gains at the end of the Crediting Period.

You should fully understand how a withdrawal from an Index-Linked Interest Strategy reduces your Strategy Base Value, because reductions in your Strategy Base Value always result in reductions (perhaps significant reductions) to your Strategy Account Value for the remainder of the current and subsequent Crediting Periods. A withdrawal from an Annual Lock Index-Linked Interest Strategy will also result in the Annual Lock Value being immediately reduced in a proportion equal to the reduction in your Strategy Account Value.

Reductions to your Strategy Base Value will negatively impact your Strategy Account Value in three ways.

•

First, a reduction in your Strategy Base Value may cause your Strategy Interim Values for the remainder of the Crediting Period to be lower than if you did not take the withdrawal. Because your Strategy Account Value is set equal to your Strategy Interim Value on any given Business Day, lower Strategy Interim Values will result in lower Strategy Account Values.

•

Second, at the end of the Crediting Period, any positive Index-Linked Interest credited to you will be lower than if you did not take the withdrawal. This is because the Adjusted Index Change is applied to your Strategy Base Value in order to calculate your Index-Linked Interest, and a withdrawal reduces your Strategy Base Value.

•

Third, your Strategy Base Value for successive crediting periods will be lower than if you did not take a withdrawal (unless you transfer additional Account Value to the Index-Linked ~~Crediting~~Interest Strategy).

~~Contract Anniversary~~	~~Index Value~~	~~Index Change~~		~~Adjusted Index Change~~		~~Annual Lock Amount on Contract Anniversary~~		~~Strategy Base Value~~
~~10/21/2023~~	~~1,120~~	~~12~~	%	~~10~~	%	~~$~~	~~110,000~~	~~$~~	~~100,000~~
~~10/21/2024~~	~~1,064~~	~~-5~~	%	~~0~~	%	~~$~~	~~110,000~~	~~$~~	~~100,000~~
~~Withdrawal of $20,000 out of $90,000 Strategy Interim Value results in proportional reduction in Annual Lock Amount and Strategy Base Value~~						~~$~~	~~85,556~~	~~$~~	~~77,778~~

~~10/21/2025~~	~~1,149~~	~~8~~	%	~~8~~	%	~~$~~	~~92,400~~	~~$~~	~~77,778~~
~~10/21/2026~~	~~977~~	~~-15~~	%	~~-5~~	%	~~$~~	~~87,780~~	~~$~~	~~77,778~~
~~10/21/2027~~	~~1,104~~	~~13~~	%	~~10~~	%	~~$~~	~~96,558~~	~~$~~	~~77,778~~
~~10/21/2028~~	~~1.148~~	~~4~~	%	~~4~~	%	~~$~~	~~100,420~~	~~$~~	~~77,778~~

~~In this example, the Index-Linked Interest crediting to the Strategy Base Value on the Crediting Date is $22,642, which is the difference between the Strategy Base Value and the Annual Lock Amount on the Crediting Date. The Strategy Base Value on the Crediting Date is $100,420 which is the sum of the Strategy Base Value (i.e., $77,778) and the Index-Linked Interest (i.e., $22,642).~~

~~The Index-Linked Interest is not credited to your Strategy Base Value until the end of the 6-year Crediting Period. Until that time, your Strategy Account Value be subject to the Strategy Interim Value calculations. The Annual Lock Amount on each Contract Anniversary is not available to you and is used only for the purpose of calculating the Index-Linked Interest ultimately credited on the Crediting Date~~.

~~Example 3: The following example demonstrates the impact of the Cap Rate and Buffer on an Index-Linked~~

~~Interest Strategy with a 6-Year Annual Lock during a continuing down market and assumes no withdrawals have been made.~~

~~Strategy Start Date = 10/21/2022~~

~~Index-Linked Interest Strategy = 6-Year with Annual Lock Cap Rate with Buffer~~

~~Cap Rate = 10% Buffer = 10%~~

~~Index Value at Beginning of Crediting Period = 1,000~~

~~Initial Strategy Account Value = $100,000~~

~~Strategy Base Value at Beginning of Crediting Period = $100,000~~

~~Contract Anniversary~~	~~Index Value~~	~~Index Change~~		~~Adjusted Index Change~~		~~Annual Lock Amount on Contract Anniversary~~
~~10/21/2023~~	~~950~~	~~-5~~	%	~~0~~	%	~~$~~	~~100,000~~
~~10/21/2024~~	~~836~~	~~-12~~	%	~~-2~~	%	~~$~~	~~98,000~~
~~10/21/2025~~	~~669~~	-~~20~~	%	-~~10~~	%	~~$~~	~~88,200~~
~~10/21/2026~~	~~568~~	~~-15~~	%	~~-5~~	%	~~$~~	~~83,790~~
~~10/21/2027~~	~~563~~	~~-1~~	%	~~0~~	%	~~$~~	~~83,790~~
~~10/21/2028~~	~~495~~	~~-12~~	%	~~-2~~	%	~~$~~	~~82,114~~

~~In this example, the negative Index-Linked Interest crediting to the Strategy Base Value on the Crediting Date is -$17,886, which is the difference between the Strategy Base Value and the Annual Lock Amount on the Crediting Date. The Strategy Base Value on the Crediting Date is $82,114, which is the sum of the Strategy Base Value (i.e., $100,000) and the negative Index-Linked Interest (i.e., -$17,886).~~

TRANSFERS

TRANSFER REQUESTS

You may transfer Account Value among the available Index-Linked Interest Strategies, and between the available Index-Linked Interest Strategies and the Fixed Interest Strategy, free of charge at the end of each Crediting Period. You may not make a transfer during a Crediting Period, so you may not transfer funds out of an Index-Linked Interest Strategy with a three-year or six-year Crediting Period for several years. If no transfer request is made prior to the end of a Crediting Period, your investment in an Index-Linked Interest Strategy or the Fixed Income Strategy will automatically be invested in the same Index-Linked Interest Strategy or the Fixed Income Strategy for the next Crediting Period.

The amount of Account Value allocated to an Index-Linked Interest Strategy at the beginning of a Crediting Period must be at least $2,000. If any transfer reduces a Strategy Account Value to less than $2,000, the entire amount remaining in that Index-Linked Interest Strategy will be automatically transferred to the Fixed Interest Strategy. We will reject any transfer request to the extent that it would result in less than $2,000 being allocated under your Contract to the Index-Linked Interest Strategy receiving the reallocated Account Value.

Transfer requests may be submitted in writing to our Service and must be signed by the Owner. We must receive your transfer request at our Service Center at least two Business Days prior to the end of a Crediting Period. At our discretion, we may accept transfer requests by telephone or, if available, by Internet.

If we receive your request on a non-Business Day or after the close of a Business Day, your request will be deemed to be received on the next Business Day. In addition, your transfer request will not be deemed to be received until it is in good order. A transfer request will be in good order if it contains all the information that we need to process the transaction.

AUTOMATIC TRANSFER FROM AN INDEX-LINKED INTEREST STRATEGY TO THE FIXED INTEREST STRATEGY

If you are invested in an Index-Linked Interest Strategy during a Crediting Period and we decide not to offer that Index-Linked Interest Strategy for the next Crediting Period, you must submit a transfer request to us no less than two business days prior to the end of the Crediting Period instructing us how to reallocate that portion of your Account Value at the end of the Crediting Period. If you fail to do so, we will automatically transfer the entire amount of your Account Value allocated to that Index-Linked Interest Strategy to the Fixed Interest Strategy at the end of the Crediting Period and that portion of your Account Value and any interest earned thereon will remain in the Fixed Interest Strategy unless we are otherwise instructed.

ACCESS TO YOUR MONEY DURING THE ACCUMULATION PHASE

TYPES OF WITHDRAWALS

Your Account Value in the Contract may be accessed in the following ways during the Accumulation Phase:

•	by taking partial withdrawals (including repetitive withdrawals, a form of systematic partial withdrawals); and

•	by taking a full withdrawal (i.e., surrendering your Contract).

Your Contract’s Account Value and the Strategy Base Value for any Index-Linked Interest Strategy will decline whenever you take partial withdrawals. If you take a partial withdrawal and, immediately after the withdrawal, your Account Value would be less than $2,000, we will instead pay you the Cash Surrender Value and terminate your Contract. If you take a full withdrawal, we will pay you the Cash Surrender Value and terminate your Contract. You may not take withdrawals greater than your Cash Surrender Value.

Partial withdrawals and full withdrawals may be subject to surrender charges. See the section titled “Surrender Charge” for more information about surrender charges. Eligible withdrawals under the required minimum distributions waiver, impairment waiver, nursing home confinement waiver or the terminal illness waiver are not subject to surrender charges.

Any additional withdrawals are not permissible during the Income Phase.

PARTIAL WITHDRAWALS

During the Accumulation Phase, you can make partial withdrawals from your Account Value at any time by sending a signed request to our Service Center. The withdrawal request must be accompanied with all the information we need to process it. Unless you tell us otherwise, partial withdrawals will be taken proportionately from the Fixed Interest Strategy and Index-Linked Interest Strategies based on how your Account Value is allocated. You may request that your withdrawals be taken only from investment options you select proportionately based on how your Account Value is allocated to those investment options at the time of the withdrawal. Repetitive partial withdrawals must be at least $100 and one-time partial withdrawals must be at least $500. If your Account Value is less than $500, you may only surrender the Contract for the Cash Surrender Value.

As part of your withdrawal request, you may indicate the Business Day on which you would like to take the withdrawal, including if you would like to take the withdrawal at the end of the current Crediting Periods for your investments. If you indicate the Business Day on which your withdrawal should be taken, we must receive your withdrawal request in good order no later than the close of the Business Day on which you wish to take the withdrawal. If you do not indicate the Business Day on which to take the withdrawal, your withdrawal will be taken on the Business Day that we receive your request. If we receive your request in good order on a non-Business Day or after the close of a Business Day, it will be deemed to be received on the next Business Day.

Partial withdrawals taken from an Index-Linked Interest Strategy may negatively impact (perhaps significantly) your Strategy Account Value for the remainder of the Crediting Period. See the section titled “Impact of Withdrawals from Index-Linked Interest Strategies.”

FULL WITHDRAWALS

You can take a full withdrawal (i.e., surrender your Contract for its Cash Surrender Value) at any time during the Accumulation Phase by sending a signed request to our Service Center in good order. A surrender request will be in good order if it contains all the information that we need to process the transaction. All benefits under the Contract will be terminated as of the Business Day that we receive your surrender request. The Cash Surrender Value will be as of the Business Day that we process the transaction. We will pay you the Cash Surrender Value within seven calendar days thereof.

As part of your withdrawal request, you may indicate the Business Day on which you would like to take the withdrawal, including if you would like to take the withdrawal at the end of the current Crediting Period for your investments. If you indicate the Business Day on which your withdrawal should be taken, we must receive your withdrawal request in good order no later than the close of the Business Day on which you wish to take the withdrawal. If you do not indicate the Business Day on which to take the withdrawal, your withdrawal will be taken on the Business Day that we receive your request. If we receive your request in good order on a non-Business Day or after the close of a Business Day, it will be deemed to be received on the next Business Day.

REPETITIVE WITHDRAWALS (A FORM OF SYSTEMATIC PARTIAL WITHDRAWALS)

Repetitive withdrawals allow you to automatically withdraw payments of a pre-determined dollar amount or a fixed percentage of ~~Contract~~Account Value on a monthly, quarterly, semi-annual or annual basis. You may request repetitive withdrawals by completing the appropriate form and sending it to our Service Center.

Repetitive withdrawals may be used to avoid tax penalties for premature withdrawals or to satisfy minimum distribution requirements of ~~q~~Qualified Contracts. To avoid a premature withdrawal penalty, they must be set up as a series of substantially equal periodic payments made at least annually and based on:

•	your life expectancy; or

•	the joint life expectancy of you and your Beneficiary.

Repetitive withdrawals based on life expectancy are intended to deplete your Contract Value over the life expectancy through withdrawals that are substantially equal (as outlined in IRS guidance). To begin repetitive withdrawals based on life expectancy, you must verify your age in order for us to calculate the monthly, quarterly, semi-annual or annual withdrawal amount. We calculate the amount of a repetitive withdrawal based on life expectancy by dividing the Contract Value by the life expectancy of the Owner as determined by using the IRS single-life life expectancy table or for IRA required minimum distributions, the appropriate IRS table. If repetitive withdrawals are based on joint-life life expectancy, we divide the Contract Value by the joint-life expectancy of the Owner and the Beneficiary by using the IRS joint-life life expectancy table or for IRA required minimum distributions, the appropriate IRS table.

Repetitive withdrawals that are based on life expectancy may allow you to avoid the early withdrawal tax penalty of 10% that you would otherwise pay for taking withdrawals prior to age 59 1⁄2. If you take additional withdrawals or otherwise modify or stop these repetitive withdrawals, ~~a surrender charge may apply and~~ there may be tax consequences and penalties. You should talk to your tax professional for more information on taking repetitive withdrawals to avoid the 10% tax penalty. If you make repetitive withdrawals that are not based on life expectancy, the same restrictions, income taxes, and tax penalties that apply to random withdrawals may also apply to repetitive withdrawals.

If you receive a repetitive withdrawal, like any other partial withdrawal, the repetitive withdrawal will cause a reduction (perhaps significant reduction) to your Strategy Base Value. Reductions to your Strategy Base Value will negatively impact your Strategy Account Value and may result in a lower amount of Index-Linked Interest being credited, if any, at the end of the Crediting Period. In addition, repetitive withdrawals may be subject to surrender charges. You should carefully consider how taking repetitive withdrawals can negatively impact your investment in the Contract. See the sections titled “Strategy Base Value Risk,” “Impact of Withdrawals from Index-Linked Interest Strategies,” and “Surrender Charge” for more information.

You should consult your tax and financial advisor(s) prior to beginning, modifying, or stopping repetitive withdrawals. We do not provide tax advice and you will be responsible for any errors in calculations or tax penalties associated therewith.

SURRENDER CHARGE

You may take partial withdrawals or surrender your Contract (i.e., take a full withdrawal) at any time during the Accumulation Phase. A surrender charge may be imposed when you take a partial or full withdrawal during the first six Contract Years. After the sixth Contract Year, there are no surrender charges under the Contract.

If a surrender charge applies to a withdrawal, the charge will be a percentage of the amount withdrawn in excess of your free withdrawal amount. See “Free Withdrawal Amount” below. If you take a partial withdrawal, we will deduct the surrender charge from the amount withdrawn unless you tell us to deduct the surrender charge from your remaining Account Value. If your remaining Account Value is not sufficient to pay the surrender charge, we will deduct the surrender charge from the amount withdrawn. If you take a full withdrawal, the surrender charge is calculated as part of your Cash Surrender Value.

The applicable surrender charge percentage will depend on the Contract Year during which the withdrawal is taken. The schedule below sets forth the surrender charge percentages under the Contract. The surrender charge schedule starts at ~~[~~7%~~]~~ and declines until the seventh Contract Year when it reaches 0%.

Contract Year	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of the amount withdrawn in excess of the free withdrawal amount)	~~[~~7%~~]~~	~~[~~7%~~]~~	~~[~~6%~~]~~	~~[~~5%~~]~~	~~[~~4%~~]~~	~~[~~3%~~]~~	0%

All withdrawals during the first six Contract Years are subject to surrender charges, except:

•	withdrawals during a Contract Year that, in the aggregate, do not exceed the free withdrawal amount;

•	withdrawals for required minimum distributions;

•	withdrawals while subject to eligible impairment;

•	withdrawals while subject to eligible nursing home confinement; and

•	withdrawals in the case of an eligible terminal illness.

Withdrawals under the waivers for required minimum distributions, eligible impairment, eligible nursing home confinement or eligible terminal illness are in lieu of, and not in addition to, the free withdrawal amount. Your free withdrawal amount is reduced by any withdrawal under any of these waivers. Waivers are subject to availability by state. Please refer to Appendix A for availability in your state.

Annuity payments and death benefits under the Contract are not subject to surrender charges.

Surrender charges are intended to compensate us for expenses incurred in connection with the promotion, sale, and distribution of the Contracts. We intend to use revenue generated from surrender charges for any legitimate corporate purpose.

FREE WITHDRAWAL AMOUNT

During the first six Contract Years, you may take withdrawals during each Crediting Period up to your free withdrawal amount without the imposition of surrender charges. Withdrawals under the waivers for required minimum distributions, eligible impairment, eligible nursing home confinement or eligible terminal illness are in lieu of, and not in addition to, the free withdrawal amount. Your free withdrawal amount for any Contract Year is reduced by any withdrawal under any of these waivers. Any aggregate withdrawals in excess of your free withdrawal amount in any Contract Year may be subject to surrender charges. After the sixth Contract Year, no surrender charge applies under the Contract.

We determine your free withdrawal amount at the beginning of each Contract Year during the first six Contract Years. Your free withdrawal amount during the first Contract Year is 10% of your Premium payment. Your free withdrawal amount for each of the following five Contract Years is 10% of your Account Value on the immediately preceding Contract Anniversary.

Withdrawals are based on your Account Value, which may be subject to Strategy Interim Value calculations, regardless of any waiver of surrender charges. See “Strategy Interim Value” for additional information.

Example of the Surrender Charge and the Free Withdrawal Amount

The following example illustrates how the surrender charge and the free withdrawal amount apply to the Contract.

Assume:

•	Your Premium payment was $100,000.

•	You did not make any withdrawals from your Contract during the first Contract Year.

•	On the first Contract Anniversary, your Account Value is $110,000, and your free withdrawal amount therefore is $11,000 (10% of $110,000).

•	During your second Contract Year, you take a partial withdrawal of $20,000 that is subject to a surrender charge of 7%.

•	Your Strategy Base Value immediately prior to the withdrawal is $110,000.

•	Your Account Value (based on Strategy Interim Values) immediately prior to the withdrawal is $95,000.

•	You instruct us to deduct the surrender charge from your remaining Account Value rather than the amount withdrawn. Therefore, your Account Value is reduced by $20,000 plus the surrender charge.

The portion of the partial withdrawal subject to a surrender charge is $9.000 ($20,000—$11,000 = $9,000) plus the surrender charge itself, since you elected to have it deducted from your remaining account value. Your surrender charge would be approximately $~~630~~677 (7% of ($9.000/(100%-7%)). After subtracting the partial withdrawal ($20,000) and the surrender charge ($~~630~~677), your Account Value (~~assuming no change in~~ based on your Strategy Interim Values ~~since the Contract Anniversary~~) would be approximately $~~79,370~~74,323. Your Strategy Base Value for the Crediting period commencing on that day would be reduced in proportion to your Strategy Interim Value. Your Strategy Interim Value was reduced by approximately 21.8% ($20,677/$95,000), so your Strategy Base Value would be reduced by approximately $23,942 (i.e., $110,000 multiplied by $20,677/$95,000), and would be approximately $86,058.

REQUIRED MINIMUM DISTRIBUTION WAIVER

If approved in your state, we may waive surrender charges on required minimum distributions from Qualified Contracts required under the Code. The amount of your required minimum distribution eligible for the waiver is determined annually based on the fair market value of the Contract on December 31st occurring immediately prior to the beginning of a calendar year, in accordance with Code, and as if the Contract is your only retirement plan or account. For this purpose, if Your Contract was issued after December 31st occurring immediately prior to the calendar year, then the fair market value of Your Contract on that date is zero and the resulting required minimum distribution eligible for waiver of surrender charges for that calendar year is also zero.

To receive a surrender charge waiver for required minimum distributions, you must request the waiver in writing to our Service Center and include your election of either a single lump-sum payment or systematic payments. If the amount of your required minimum distribution exceeds the total free withdrawal amount available under your

Contract during a Contract Year, we reserve the right to defer payment of the excess amount until the next Contract Year if the next Contract Year begins before the end of the calendar year. The unused portion of the waiver in any year cannot be carried over to a subsequent calendar year. Withdrawals under the waiver for required minimum distributions are in lieu of, and not in addition to, the free withdrawal amount. Your free withdrawal amount is reduced by any withdrawal under the waiver for required minimum distributions. Withdrawals are based on your Account Value, which may be subject to Strategy Interim Value calculations, regardless of any waiver of surrender charges. See “Strategy Interim Value” for additional information.

IMPAIRMENT WAIVER

If approved in your state, after the first Contract Anniversary, upon your request in writing to our Service Center, we may waive surrender charges on withdrawals that you make while you are impaired. To receive a surrender charge waiver for impairment, your impairment must begin after the Effective Date and must have continued for at least 90 consecutive days. The 60-day requirement may begin during the first Contract Year, but no waiver will apply until after the first Contract Year and no surrender charge during the first Contract Year will be waived. You must provide written proof of impairment from your attending physician providing sufficient deal as to your impairment.

Withdrawals under the waiver for impairment are in lieu of, and not in addition to, the free withdrawal amount. Your free withdrawal amount is reduced by any withdrawal under the waiver for impairment. Withdrawals are based on your Account Value, which may be subject to Strategy Interim Value calculations, regardless of any waiver of surrender charges. See “Strategy Interim Value” for additional information.

Please see your Contract for more information regarding the impairment waiver.

NURSING HOME CONFINEMENT WAIVER

If approved in your state, after the first Contract Anniversary, upon your request in writing to our Service Center, we may waive surrender charges on withdrawals you make while you are confined in a nursing home for a period of at least ~~[~~60 consecutive days~~]~~ if you were not confined to a nursing home prior to the Effective Date. The 60-day requirement may begin during the first Contract Year, but no waiver will apply until after the first Contract Year and no surrender charge during the first Contract Year will be waived. You must provide written proof of your confinement in an eligible nursing home while confined or within 90 days of when you were last confined.

Withdrawals under the waiver for nursing home confinement are in lieu of, and not in addition to, the free withdrawal amount. Your free withdrawal amount is reduced by any withdrawal under the waiver for nursing home confinement. Withdrawals are based on your Account Value, which may be subject to Strategy Interim Value calculations, regardless of any waiver of surrender charges. See “Strategy Interim Value” for additional information.

Please see your Contract for more information regarding the nursing home confinement waiver.

TERMINAL ILLNESS WAIVER

If approved in your state, after the first Contract Anniversary, upon your request in writing to our Service Center, we may waive surrender charges on withdrawals that you make while you are terminally ill and not expected to live more than ~~[~~12 months~~]~~. To be eligible for a surrender charge waiver for a terminal illness, you must be diagnosed with a terminal illness after the Effective Date. You must provide written proof of the terminal illness, such as certification by an eligible physician who provides medical care to you regarding your terminal illness.

Withdrawals under the waiver for terminal illness are in lieu of, and not in addition to, the free withdrawal amount. Your free withdrawal amount is reduced by any withdrawal under the waiver for terminal illness. Withdrawals are based on your Account Value, which may be subject to Strategy Interim Value calculations, regardless of any waiver of surrender charges. See “Strategy Interim Value” for additional information.

Please see your Contract for more information regarding the terminal illness waiver.

ANNUITY PAYMENTS

INCOME PHASE

If your Contract enters the Income Phase, we will make annuity payments to the Payee(s) based on the annuity option that you select. Each annuity option is based on the life of at least one Annuitant. The value of the annuity payments that we make will depends in part on your Account Value on the Maturity Date. ~~In this example, the negative Index-Linked Interest crediting to the Strategy Base Value on the Crediting Date is -$17,886, which is the difference between the Strategy Base Value and the Annual Lock Amount on the Crediting Date. The Strategy Base Value on the Crediting Date is $82,114, which is the sum of the Strategy Base Value (i.e., $100,000) and the negative Index-Linked Interest (i.e., -$17,886).~~If the Maturity Date falls during a Crediting period, your Account Value will be based on respective Strategy Interim Values. If the Maturity Date falls on a Crediting Date during the first six Contract Years, your Account Value will be based on Strategy Account Values that include the Asset Adjustment.

~~Contract Anniversary~~	~~Index Value~~	~~Index Change~~		~~Adjusted Index Change~~		~~Annual Lock Amount on Contract Anniversary~~
~~10/21/2023~~	~~950~~	~~-5~~	%	~~0~~	%	~~$~~	~~100,000~~
~~10/21/2024~~	~~836~~	~~-12~~	%	~~-2~~	%	~~$~~	~~98,000~~
~~10/21/2025~~	~~669~~	~~-20~~	%	~~-10~~	%	~~$~~	~~88,200~~
~~10/21/2026~~	~~568~~	~~-15~~	%	~~-5~~	%	~~$~~	~~83,790~~
~~10/21/2027~~	~~563~~	~~-1~~	%	~~0~~	%	~~$~~	~~83,790~~
~~10/21/2028~~	~~495~~	~~-12~~	%	~~-2~~	%	~~$~~	~~82,114~~

As of the Maturity Date, the only payments that we will make under the Contract are annuity payments (or a lump sum payment). It will not be possible to take withdrawals and the death benefit will not be payable upon death. Once your Contract enters the Income Phase, you cannot switch back to the Accumulation Phase.

The Maturity Date is fixed on the Effective Date as the Contract Anniversary on the Annuitant’s (or oldest Annuitant’s if a Joint Annuitant is named) 100th birthday. You may elect an earlier, but not a later, Maturity Date by providing written notice to our Service Center. On the Maturity Date, your Contract will enter the Income Phase and annuity payments must begin unless you surrender your Contract prior to the Maturity Date. If you do not surrender your contract prior to the Maturity Date, the Income Phase will begin automatically. We will send notice to you prior to the scheduled Maturity Date and request that you verify all the information that we currently have on file.

The annuity option that you select will determine, among other things, the amount of your annuity payments and their frequency. Annuity payments will start at the end of the first payment period that begins on the Maturity Date.

You name the Annuitant(s) in your Contract application and may name the Payee(s) at any time prior to the Maturity Date. You may change a Payee or an Annuitant at any time prior to the Maturity Date by submitting a written request to our Service Center. You may elect and change the annuity option at any time prior to the Maturity Date by submitting an election form to our Service Center. The election form may be obtained through a written request, by phone, or by downloading the form from our website. After the Maturity Date, no such changes will be permitted. Changes in an Annuitant may affect the benefits available under this Contract and any riders or endorsements. We reserve the right to refuse Your request to change the Annuitant(s) if we receive the request more than 30 days after you signed it.

If you transfer the right to receive annuity payments to someone else, there may be gift and income tax consequences. If premium taxes are required by state law, these taxes will be deducted from your Account Value before the annuity payments are calculated.

ANNUITY OPTIONS

You may choose one of the annuity options listed below or any other option you want and that we agree to provide. You may choose for payments to be made on a monthly, quarterly, semi-annual or annual basis. With the exception of the Income for a Fixed Period option, each other annuity option listed below is a life annuity option. This means that the number of annuity payments a Payee receives depends, at least in part, on how long an Annuitant lives.

The available annuity options are as follows:

Income for a Fixed Period. The Payee receives annuity payments for the number of years and months chosen. If the Annuitant or Joint Annuitant dies before the end of the fixed period, the remaining annuity payments, as scheduled, will be paid to the Income Phase Death Benefit Recipient. Alternatively, the Income Phase Death Benefit Recipient may elect to receive a lump sum equal to the Commuted Value of the remaining scheduled payments.

Life Income with Guaranteed Period. The Payee receives annuity payments for the longer of the Annuitant’s life or a guaranteed period selected by you and agreed to by us. The amount of the annuity payments may be affected by the length of the guaranteed period you select. A shorter guaranteed period will result in higher annuity payments during the Annuitant’s life and fewer or no remaining guaranteed payments to the Payee. A longer guaranteed period will result in lower annuity payments. If the Annuitant dies before the guaranteed payments have been made, the remaining payments will be made to the Income Phase Death Benefit Recipient. Alternatively, the Income Phase Death Benefit Recipient may elect to receive a lump sum equal to the Commuted Value of the remaining scheduled payments.

Joint and Survivor Life Income with Guaranteed Period. The Payee receives annuity payments for the longer of the Annuitant’s life, the joint Annuitant’s life or a guaranteed period selected by you and agreed to by us. The full benefit amount will continue to be paid to the Payee until the later of the first death of either the Annuitant or joint Annuitant and the end of the guaranteed period. If only one Annuitant is alive when the guaranteed period ends, a percentage of the payment amount will continue to be paid to the Payee. You name the joint Annuitant, Payee and payment percentages at the time you elect this option. The joint Annuitant and payment percentages cannot be changed once the Income Phase begins. Choosing lower percentages to be paid after the death of either Annuitant results in higher payments while both Annuitants are living. If both Annuitants die before the guaranteed payments have been made, the remaining payments will be made to the Income Phase Death Benefit Recipient. Alternatively, the Income Phase Death Benefit Recipient may elect to receive a lump sum equal to the Commuted Value of the remaining scheduled payments.

If you do not choose an annuity option prior to the Maturity Date, if there is one Annuitant, we will make monthly annuity payments under the Life Income with Guaranteed Period annuity option, and if there is a joint Annuitant, we will make monthly annuity payments under the Joint and Survivor Life Income with Guaranteed Period annuity option. In either case the guaranteed period will be the default guaranteed period set forth in your Contract.

We may choose to distribute your Account Value in a lump sum if it is equal to or less than ~~t~~$2,000 or if monthly annuity payments would be less than $20. ~~[Y~~You may elect to have payments delivered by mail or electronically transferred to a bank account.~~]~~

Proof of Age or Sex. We may require proof of age or sex before beginning annuity payments under any annuity option based on life or life expectancy. If the age or sex of any Annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. We will deduct overpayments in equal amounts over any remaining guaranteed payment period or 10 years, whichever is less. We will credit interest on underpayments and will charge interest on overpayments. We may require evidence satisfactory to us that an Annuitant is living before we make any payment.

DEATH BENEFIT

If you die during the Accumulation Phase, the Contract provides for a death benefit equal to the greater of:

(a)	Your Account Value; or

(b)

Your Premium payment reduced proportionately by the percentage reduction in the Strategy Account Values and the Fixed Interest Strategy Value for each partial withdrawal, including the impact of any surrender charge deduction.

If the Death Benefit is paid during a Crediting period, your Account Value will be based on respective Strategy Interim Values. If the Death Benefit is paid on a Crediting Date during the first six Contract Years, your Account Value will be based on Strategy Account Values that include the Asset Adjustment.

If we permit you to transfer ownership of the Contract or assign the Contract, the death benefit will equal your Account Value, unless the new owner or assignee is required under applicable law to hold the Contract and the proceeds of any benefits under the Contract for the benefit of the original Owner or you have assigned the Contract solely for the purpose of effectuating a replacement of the Contract that qualifies as an exchange under Section 1035 of the Code.

The death benefit will terminate on the Maturity Date and will not be payable once the Income Phase begins under any circumstances. This means the death benefit will terminate without value when the Contract is annuitized.

Death of Annuitant. If the Annuitant is not an Owner and the Annuitant dies before the Maturity Date, no Death Benefit be paid if an Annuitant or Joint Annuitant dies before the Maturity Date unless the Owner is a Non-Natural Person, in which case the death of an annuitant will be treated as the death of the Owner.

If the Annuitant is not an Owner and the Annuitant dies before the Maturity Date, you must notify us within 90 days and designate a new Annuitant. If no designation is made within 90 days after the Annuitant’s death, the Owner (or oldest joint Owner) named in the application will become the Annuitant.

DUE PROOF OF DEATH

The amount of the death benefit is subject to fluctuation until we receive due proof of death. Most importantly, if the Contract is invested in at least one Index-Linked Interest Strategy at the time that a death benefit becomes payable, the amount of the death benefit may decrease in value until we receive due proof of death. Thus, eligible recipients of the death benefit should notify us of an Owner’s death and provide us due proof of death as promptly as possible to limit the risk of a decline in the death benefit.

We will determine the amount of the death benefit on the Business Day that we receive at our Home Office due proof of death, which includes the following information:

•	Proof of death acceptable to us, such as a certified copy of a death certificate;

•	Written payment directions from at least one eligible recipient of the death benefit; and

•	Any other documents, forms or information we may require.

The amount of the death benefit will include any interest required by state law. When we process the claim, all funds that are not paid out immediately will be transferred to the Fixed Interest Strategy, including, in the case of multiple Beneficiaries, the proportionate interest of each Beneficiary from whom we do not have payment instructions.

RECIPIENT OF DEATH BENEFIT

Upon the death of a natural Owner during the Accumulation Phase, the death benefit is payable to the following:

•	Surviving Owner; or if none, then

•	Surviving primary Beneficiaries; or if none, then

•	Surviving contingent Beneficiaries; or if none, then

•	Estate of the last Owner to die.

For a Contract owned by a non-natural Owner, upon the death of the Annuitant during the Accumulation Phase, the death benefit is payable to the following:

•	Surviving primary Beneficiaries; or if none, then

•	Surviving contingent Beneficiaries; or if none, then

•	The non-natural Owner.

If a person entitled to receive the death benefit dies before the death benefit is distributed, we will pay the death benefit to that person’s named beneficiary or, if none, to that person’s estate.

PAYMENT OPTIONS

The recipient of the death benefit may elect to have the death benefit paid as:

(a)	A lump sum payment or series of withdrawals that are completed within five years from the date of death; or

(b)	Payments made over the Beneficiary’s life or life expectancy; or

(c)

Annuity Payments made over a person’s life or life expectancy. The life expectancy election must be made within 60 days from our receipt of proof of death. Annuity Payments must begin within one year from the date of death. Once Annuity Payments begin, they cannot be changed.

Life and life expectancy payouts of death benefits may not satisfy required minimum distribution rules under ~~qualified~~Qualified Contracts. See the section titled “Taxes” and consult your tax advisor for more information. If the death benefit is payable to the Owner’s estate, we will make a lump sum payment. Different death benefit elections may be available to certain Beneficiaries.

SPOUSAL CONTINUATION

In limited circumstances, when the Owner dies, if the spouse of the deceased Owner is entitled to receive a death benefit, the spouse may have the option to continue the Contract instead. Under federal tax law, the spouse’s option to continue the Contract is contingent upon whether the deceased Owner and the spouse were legally married under applicable state law. See the section titled “Taxes” for more information.

The spouse may either elect to receive the amount of the death benefit or continue the Contract. If the spouse chooses to continue the Contract, the Account Value will not be adjusted even if the Death Benefit as calculated above would exceed the Account Value.

Upon the death of a spouse who becomes the owner of the Contract as a result of spousal continuation, the death benefit will be equal to the greater of:

(a)	the Account Value; or

(b)

Your Premium payment reduced proportionately by the percentage reduction in the Strategy Account Values and the Fixed Interest Strategy Value for each partial withdrawal, including the impact of any surrender charge deduction.

Only one spousal continuation is permitted per Contract.

DEATH DURING THE INCOME PHASE

If an Owner dies during the Income Phase, then any amounts paid after the Owner’s death will depend on which annuity option was selected. If an Owner dies while annuity payments are being paid, we will pay the remaining annuity payments, if any, in accordance with that option. If the Annuitant is not an Owner and dies after the Annuity Date, then we will continue paying any remaining annuity payments due under the annuity option in effect to the Income Phase Death Benefit Recipient designated by the Owner. The remaining annuity payments will be distributed at least as rapidly as under the annuity option then in effect. See the section titled “Annuity Payments” for more information.

TAXES

This section discusses how the federal income tax applies to annuities in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur. No attempt is made to discuss state or other tax laws. F&G Life does not guarantee the tax treatment of any Contract or any transaction involving a Contract. You bear the complete risk that the Contract may not be treated as an “annuity contract” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. You should consult a competent tax advisor about the possibilities of tax law changes and your individual circumstances.

ANNUITY CONTRACTS IN GENERAL

Different tax rules apply to Premium payments made to annuity contracts and distributions from annuity contracts depending on how you take money out and whether the annuity contract is a Non-Qualified Contract or a Qualified Contract.

NON-QUALIFIED CONTRACTS

Individuals may purchase Non-Qualified Contracts without any Premium payment limits imposed under the Code. The Premium payments are normally not deductible but taxes on the increases in the value of the Contract are generally deferred until an actual or deemed distribution occurs, such as a distribution in the form of a lump sum payment, a partial withdrawal, or as annuity payments under the option elected.

Your cost basis in the Contract equals the total amount of the after-tax Premium payment remaining in the Contract. Under the Code, you generally are taxable on the “income on the contract” at the time it is received. The “income on the Contract” generally means the excess of the Account Value over the “investment in the Contract.” The investment in the Contract, in turn, equals the aggregate amount of premiums paid less the non-taxable portion of amounts previously distributed from the Contract. Amounts distributed from a Contract are treated first as a taxable distribution of the income on the Contract, to the extent thereof, and second as a non-taxable distribution of the investment in the Contract. In the case of a full surrender of the Contract, the distribution is taxable income to the extent the amount received exceeds the investment in the Contract.

Distributions of income on the contract are includable in gross income and taxed at ordinary income rates. See also the discussion under Medicare Tax below. In certain situations, an ordinary loss deduction may be available upon the full surrender of a contract if the proceeds of the surrender are less than the investment in the Contract. However, the deduction will be a nondeductible miscellaneous itemized deduction. You should consult your tax advisor about any loss resulting from the surrender of a non-qualified annuity contract.

Contracts not owned for the benefit of natural persons, e.g., contracts owned by a corporation or certain other entities, are generally not treated as annuities for federal income tax purposes and any earnings are taxed as ordinary income in the current year. Exceptions may apply. For example, contracts held by a trust which holds the annuity contract as an agent for a natural person are treated as annuity contracts. Purchasers who are not natural persons should consult their own tax counsel or other tax advisor before purchasing the Contract.

In addition to ordinary income tax, Section 72(q) of the Code imposes a ten percent (10%) penalty on the income portion of any premature withdrawals from a non-qualified annuity contract. The penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1⁄2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) as a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; or

(e) which are allocable to Premium payments made prior to August 14, 1982. With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1⁄2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed but for the exception, plus interest for the tax years in which the exception was used. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal from a ~~non qualified~~Non-Qualified~~contract~~ Contract, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

DISTRIBUTIONS AT DEATH

In order to be treated as an annuity contract for tax purposes, a ~~non qualified~~Non-Qualified ~~contract~~Contract must comply with Code Section 72(s), which provides that:

1.

If an owner dies before annuity payments begin, the entire interest in the contract must be distributed within five years after the date of the owner’s death. If payable to a designated beneficiary, the distributions may be paid over the life or life expectancy of that designated beneficiary, so long as the payouts begin within one year of the Owner’s death. If the sole designated beneficiary is the spouse of the owner, the contract may be continued in the name of the spouse as owner; or

2.

If the owner dies on or after annuity payments begin, the remainder of any interest in the contract must be distributed at least as rapidly as provided for in the method in effect on the date of death.

If the owner is not a natural person, then for purposes of these distribution rules, the annuitant is considered the owner. In addition, when the owner is not a natural person, a change in the annuitant is treated as the death of the Owner.

QUALIFIED CONTRACTS

The Contract may be purchased as a Qualified Contract. At this time, the only types of Qualified Contracts available for purchase are a traditional IRA and a Roth IRA. You do not have to purchase an annuity contract to qualify for the tax deferral offered by these ~~qualified~~Qualified ~~contracts~~Contracts. There may be other investment vehicles that can be purchased for your retirement plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement plan. Numerous special tax rules apply to the participants in qualified plans and to annuity contracts used in connection with qualified plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with qualified plans. Other than those qualified contract types listed above, we do not offer contracts purchased as part of your employer’s retirement plan. You should consult your tax advisor regarding these features and benefits before you buy a ~~qualified~~Qualified Contract.

Qualified contracts are subject to special rules and limits on Premium payments and distributions that vary according to the type of IRA. You may be able to make a Rollover Contribution from other qualified plans and qualified contracts to this ~~qualified~~Qualified Contract. Ineligible or excess contributions to ~~qualified~~Qualified ~~contracts~~Contracts can result in substantial penalties. Tax penalties of 10% or more may apply to certain distributions; for example if you are under age 59 1⁄2 and an exception to the penalty does not apply.

Traditional IRAs. Contributions to a traditional IRA are subject to an annual contribution limit discussed below, except in the case of a Rollover Contribution. Such contributions may be deductible in whole or in part. A traditional IRA is subject to limitations on eligibility, contributions, transferability and distributions. Under certain conditions, distributions from other IRAs and other retirement plans may be rolled over or transferred on a tax deferred basis into an IRA in the form of Rollover Contribution. Purchasers of IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs. Under applicable limitations, individuals may also contribute nondeductible contributions to Roth IRAs. These Roth IRAs are also subject to limitations on eligibility, contributions, transferability and distributions. “Qualified distributions” from Roth IRAs are excluded from gross income. “Qualified distributions” are distributions which (a) are made more than five years after the taxable year of the first contribution to a Roth IRA, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1⁄2; (2) the distribution is paid to a beneficiary after the owner’s death; (3) the annuity owner is disabled; or (4) the distribution will be used for first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

You may convert a traditional IRA to a Roth IRA. You will be required to include the taxable portion of the conversion in your gross income, but you will not be required to pay the 10% penalty tax. However, a 10% penalty tax may apply to a conversion from an IRA if distributions occur during the five taxable years beginning with the year in which the conversion was made. You should consult a tax advisor before converting an IRA to a Roth IRA.

IRAs in General. If your Contract is issued as an IRA or Roth IRA, then we will issue the Contract with language intended to qualify the Contract for tax purposes as an IRA or Roth IRA. We will also provide the necessary administrative procedures to administer the IRAs and Roth IRAs in accordance with IRS requirements governing the sponsors of IRAs and Roth IRAs subject to the accuracy and completeness of the information you provide us.

The Contract is also available for purchase as an investment by an IRA or Roth IRA custodial or trust account. In that case, we will issue a ~~non-qualified~~Non-Qualified Contract to the custodian or trustee for the benefit of the underlying IRA owner, as the tax qualification requirements will appear in the account and the custodian or trustee is responsible for administering the account in accordance with IRS requirements. However, the rights of any person to benefits may be subject to the terms and conditions of the IRA or Roth IRA account, regardless of the terms and conditions of the Contract. In addition, we will not be bound by the terms and conditions of the account to the extent such terms and conditions contradict the Contract, unless we consent.

Limits on Annual Contributions. Under federal tax law, traditional IRAs and Roth IRAs both limit the amount of annual contributions an individual can contribute to his or her traditional IRA or Roth IRA. The IRA and Roth IRA annual contribution limit for 2022 is the smaller of your taxable compensation or $6,000. This amount is lower than the minimum Premium payment of $25,000 that we accept. Therefore, you may only contribute an initial Premium payment that includes Rollover Contributions from other eligible retirement plans that, together with any annual contribution made at the time of Contract issuance, is at least sufficient to meet our minimum Premium payment. Rollover Contributions generally will not be subject to annual contribution limits.

Traditional or Roth IRA owners age 50 or older may be able to make additional “catch-up” contributions each year. For 2022, the catch up amount is $1,000. A rollover from or conversion of a traditional IRA to a Roth IRA is generally subject to tax.

Required Minimum Distributions. Generally, Qualified Contracts (except for Roth IRAs) must make required minimum distributions. For traditional IRAs, you must begin receiving required minimum distributions by April 1 of the year following the year in which you reach age 72 (70 1⁄2 for individuals reaching that age before January 1, 2020) (the required beginning date). There is a 50% penalty tax on the shortfall if you fail to take required minimum distributions.

The required minimum distribution rules require that the entire interest in the Contract generally must be distributed not later than the required beginning date or distributed, beginning not later than the required beginning date, over the life or life expectancy of the owner, or the joint lives or joint life expectancy of the owner and his or her designated beneficiary. These requirements do not apply to a Roth IRA during the owner’s life. Required minimum distributions from all IRAs you own may be taken in the form of withdrawals from (1) the IRA Account Value prior to the Contract’s Annuity Date, or (2) from one or more of the other IRAs that you own, to the extent permitted under federal tax law.

Generally, if the owner of a traditional IRA or Roth IRA dies the entire interest of the owner must be distributed by December 31st of the year that is the tenth anniversary of the owner’s death or in the case of an “eligible designated beneficiary”, over the life or life expectancy of the eligible designated beneficiary if such distributions begin no later than December 31st of the year after the date of the owner’s death. An “eligible designated beneficiary” includes spouses, disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased owner, and children who have not reached the age of majority (but only until they reach the age of majority). If your spouse is your beneficiary and your contract permits, your spouse may delay the start of required minimum distributions until December 31st of the year in which you would have reached age 72 (or 70 1⁄2 for individuals reaching that age before January 1, 2020). The spouse beneficiary of an IRA may elect to roll over the death proceeds into his or her own traditional IRA (or a Roth IRA and pay tax on the taxable portion of the death proceeds) and treat the traditional IRA (or Roth IRA) as his or her own. Non-spouse beneficiaries may also be able to roll over death proceeds to an inherited IRA. If you die after required minimum distributions have begun, payments of your entire remaining interest must be made in a manner and over a period as provided under the Code. Roth IRAs are not subject to the required minimum distributions rule while the owner is alive. Distributions from a Roth IRA may be deferred until the death of the owner.

Tax Treatment of Withdrawals. To the extent Premium payments have a zero cost basis (were made with pre-tax dollars), withdrawals will be taxed as ordinary income. In addition to ordinary income tax, Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain distributions from ~~qualified~~Qualified ~~contracts~~Contracts. To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan; no tax penalty will be imposed. The following is a list of some of the distributions to which the tax penalty will not apply: (a) distributions made on or after the date on which the owner reaches ages 59 1⁄2; (b) distributions following the death or disability of the owner as defined by the Code; (c) distributions made after separation from service after attainment of age 55; (d) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of such owner and his or her beneficiary; (e) distributions made to the owner to the extent such distributions do not exceed the amount allowable as a deduction under Section 213 of the Code to the owner for amounts paid during the taxable year for medical care; (f) distributions made to pay health insurance premiums for an unemployed owner; (g) distributions made to pay qualified higher education expenses; (h) distributions made to an owner for first time home purchases; (i) distributions due to an IRS levy; (j) “qualified reservist distributions,” as defined by the Code; (k) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating from service; and (l) distributions up to $5,000 in connection with the birth or adoption of a child. The exception stated in (c) above does not apply to an IRA and Roth IRA. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

TAXATION OF ANNUITY PAYMENTS

Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment (or “amount received as an annuity”) is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined using an exclusion ratio in a manner that is designed to allow you to recover your after-tax investment in the contract. The exclusion amount for annuity payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain) bears to the expected return under the contract. For

~~qualified~~Qualified ~~contracts~~Contracts, the after-tax investment may be zero. The exclusion ratio is determined when annuity payments start. It is applied to each annuity payment over the expected stream of annuity payments, so that each annuity payment is taxable in part and tax free in part. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. If the annuity payments stop as a result of the Annuitant’s death before full recovery of the investment in the Contract, you should consult a competent tax advisor to determine whether the unrecovered investment in the Contract is deductible. Owners, Payees and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

As mentioned above, distributions prior to age 59 1⁄2 are subject to a 10% penalty tax, subject to certain exceptions. One exception is for distributions that are part of a series of substantially equal periodic payments (made not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary. Another is the exception for annuity payments made pursuant to a partial or complete annuitization of your ~~non-qualified~~Non-Qualified Contract. Whether annuity payments made prior to age 59 1⁄2 satisfy either of these exceptions will depend on the manner in which such payments are made under the facts and circumstances of each case.

DEATH BENEFITS

Any death benefits paid under the Contract are generally taxable to the Beneficiary. The rules governing taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

EFFECT OF CIVIL UNIONS AND DOMESTIC PARTNERSHIPS

For non-qualified and qualified annuities, there may be certain distribution options or elections available under federal tax law to beneficiaries who are “spouses” as defined under federal tax law. For federal tax law purposes, a “spouse” is a person recognized as a “spouse” in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law. Accordingly, these same options are not available to surviving beneficiaries who are “civil union partners,” “domestic partners” or other similar relationships as recognized under the laws of certain states. The administration of spousal rights and the related tax reporting for the Contract will be done in a manner consistent with federal tax law requirements. The rights and benefits of civil union, domestic partnerships and other similar relationships under federal law are complex. Therefore, you should contact your legal advisor to discuss the availability of options and elections available to your surviving partner.

EXCHANGES

From time to time we may offer programs under which certain annuity contracts previously issued by us may be exchanged for the Contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax advisor. Generally you can exchange one ~~non-qualified~~Non-Qualified Contract for another in a tax free exchange under Section 1035 of the Code. In addition, if your Contract is a ~~qualified~~Qualified Contract, then it will generally qualify as a tax free rollover or transfer. However, if the transaction takes the form of a 60-day rollover, only one such rollover is permitted during any one-year period.

You can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs you own. The limit will apply by aggregating all of your IRAs, including Roth IRAs, effectively treating them as one IRA for purposes of the limit. Trustee-to-trustee transfers between IRAs and rollovers from traditional to Roth IRAs are not limited.

If you exchange part of an existing contract for this Contract, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, the exchange may be treated as if you had made a taxable withdrawal from the existing contract and then purchased this Contract. Subject to certain exceptions, some or all of the amount exchanged into this Contract could be includable in your income and subject to the 10% tax described in the “Non-Qualified Contracts” section of this prospectus.

If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38. Under Rev. Proc. 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.

In a private letter ruling, the IRS allowed the beneficiary of a series of several fixed and variable ~~non-~~qualified inherited annuities to complete an exchange under Section 1035 of the Code of those contracts into a new variable annuity so long as the technical requirements for the exchange under Section 1035 of the Code were honored, and the beneficiary committed to taking post-death distributions from the new annuity at least as rapidly as were occurring under the old contract. While a private letter ruling gives an insight into the IRS’ view, legally it only applies to the taxpayer who requested the ruling. A beneficiary contemplating an exchange under Section 1035 of the Code of an inherited annuity contract should consult with their tax advisor.

Before making an exchange, you should compare both contracts carefully. You may have to pay a surrender charge on your existing annuity contract; other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest. Also, you should consult your tax advisor in connection with an exchange involving the Contract, especially if you anticipate making a withdrawal from either contract.

A transfer or assignment of ownership of a contract, the designation of an annuitant, the selection of certain annuity dates, or the exchange of a contract may result in certain tax consequences to you that are not discussed here. An owner contemplating any such transfer, assignment or exchange should consult with their tax advisor.

MULTIPLE CONTRACTS

All deferred non-qualified annuity contracts that are issued by F&G Life (or any affiliate) to the same owner during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount. As a result, withdrawals from any such contracts will be taxed based upon the income in all of the contracts aggregated in the same calendar year. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of the aggregation rule, contracts received in a 1035 exchange will be considered issued in the year of the exchange. Also, all traditional IRAs you own will be treated as one IRA for tax purposes. You should consult a tax advisor prior to purchasing more than one annuity contract in any calendar year or owning more than one IRA.

TAX WITHHOLDING

Generally, federal income tax is withheld from the taxable portion of non-periodic payments at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate. Special withholding rules apply to United States citizens residing outside the United States and to nonresident aliens.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

AMERICAN TAXPAYER RELIEF ACT OF 2012/TAX CUTS AND JOBS ACT

The American Taxpayer Relief Act: (1) permanently provides for a maximum federal estate tax rate, gift tax rate and generation skipping transfer tax rate of 40% with an inflation-adjusted $5 million lifetime unified estate and gift tax exclusion and a $5 million generation skipping transfer exclusion; (2) makes permanent “portability” between spouses which allows the estate of a decedent who is survived by a spouse to permit the surviving spouse to use the decedent’s unused $5 million lifetime exclusion; and (3) extends a number of generation skipping transfer provisions. The Tax Cuts and Jobs Act temporarily doubles the exemption amount, indexed for inflation, for estate, gift and generation-skipping taxes from the $5 million base, set in 2011, to the new $10 million base, effective for tax years 2018 through 2025.

MEDICARE TAX

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the 3.8% Medicare tax on investment income. Thus, in certain circumstances, this tax will be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. If you are not a U.S. citizen or resident, you will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes that may be imposed by your country of citizenship or residence. You should consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to purchasing the Contract.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain Indexes to foreign jurisdictions to the extent permitted under federal tax law.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

OTHER INFORMATION

GENERAL ACCOUNT

The General Account is made up of all of F&G Life’s assets, including the Fixed Interest Strategy and the Separate Account. It does not include any insulated separate accounts established by the Company. F&G Life exercises sole discretion over the investment of General Account assets, and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All of the assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

UNREGISTERED SEPARATE ACCOUNT

We place certain assets supporting the Index-Linked Index Strategies in the Separate Account. We have exclusive and absolute ownership and control of the assets of the Separate Account. You do not share in the investment performance of assets allocated to the Separate Account. The Separate Account is not registered under the Investment Company Act of 1940, as amended. It is non-unitized, non-insulated and was established under the laws of Iowa solely for the purpose of supporting our obligations under the Contract. Like our General Account, all of the assets of the Separate Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of any applicable state insurance department. We will notify you of any changes in writing. These changes include, among others, the right to:

•	Manage the Separate Account under the direction of a committee at any time;

•	Make any changes required by applicable law or regulation; and

•	Modify the provisions of the Contract to reflect changes to the Index-Linked Interest Strategies and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretations of law. We reserve the right to make other structural and operational changes affecting the Separate Account.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may suspend or delay the payment of death benefits and withdrawals, the calculation of annuity payments, and transfers when we cannot calculate a Strategy Account Value under any of the following circumstances:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	the closing value of an Index is not published;

•	trading on the New York Stock Exchange is restricted;

•	the calculation of the Strategy Interim Value is not reasonably practical due to an emergency; or

•	during any other period when a regulator, by order, so permits.

If a value for an Index cannot be obtained on any day due to any of these circumstances, we will use the value of the Index as of the next Business Day that the value is available. If the beginning day of a Crediting Period falls on a Business Day for which we cannot obtain a value for an Index, the beginning day of the Crediting Period will not change.

DISTRIBUTION

The Contracts are distributed by [BD]. [BD] is a wholly-owned subsidiary of F&G Life and is located at 801 Grand Ave., Suite 2600, Des Moines, Iowa 50309. It is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). No amounts are retained by [BD] for acting as principal underwriter for the Separate Account, but its expenses are covered by F&G Life. [BD] will use its best efforts to perform its distribution services, but is not required to sell any number or dollar amount of Contracts. We may stop offering the Contracts at any time.

The Contracts are sold by broker-dealers who have a current sales agreement with [BD] and F&G Life, through individuals who, in addition to being licensed to sell annuity contracts under state insurance laws, are also registered representatives of the broker-dealers.

We generally pay the broker-dealers who sell our Contracts on a commission basis. The commissions are calculated as a percentage of Premium payments invested in the Contract. A broker-dealer can elect to receive commissions at a lower rate on Premium payments when paid but then receive a periodic asset-based commission (based on average Account Value) beginning after the first Contract Year and continuing for so long as the Contract remains in effect. The amount and timing of the commission payments will differ depending on the agreement between us and the broker-dealer and the broker-dealer’s election, but the commission is not expected to be more than [x.x%] of Premium payments, and the periodic asset-based commission is not expected to be more than [x.xx%] annually of the average Account Value. We also pay a commission to your broker-dealer if after you purchase your Contract you choose to receive your Account Value in the form of an annuity option. We pay a commission of up to [x.xx%] of the Account Value applied to purchase a fixed annuitization option. Broker-dealers typically share a portion of the commissions they receive with their registered representatives who solicited sales of the Contracts, depending on the agreement between the broker-dealer and the registered representative. If you would like information about what your registered representative and his or her broker-dealer received in connection with your Contract, please ask your registered representative.

We also pay allowances, bonuses and other incentives to some broker-dealers and/or other distributors of the Contracts. A bonus dependent upon persistency is one type of bonus that we may pay. These additional incentives or payments are calculated in different ways and are not offered to all broker-dealer firms. These payments can be based on sales volumes or other sales-related criteria such as total Account Value related to the Contracts. Other payments can be for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. We also provide non-cash compensation to broker-dealers and their registered representatives, including providing (or covering costs associated with) conferences, seminars and other marketing events and expenses, and items of small value, such as promotional gifts, meals or tickets to sporting or entertainment events. The non-cash compensation programs are subject to, and designed to comply with, applicable laws, including FINRA regulations.

The compensation paid to your broker-dealer and registered representative (including any allowances, bonuses, non-cash compensation and other incentive payments) could create an incentive for your registered representative, and the broker-dealer with which they are associated, to recommend the Contract because they will receive more compensation for the Contract than for other investments they could recommend.

Certain of [BD]’ registered persons who act as wholesalers will provide sales support and training for registered representatives who sell the Contracts through broker-dealers with sales agreements. [BD]’ wholesalers may receive bonus compensation based on sales of the Contracts made by broker-dealers with whom such wholesalers work. F&G Life and [BD] also contract with firms to act as wholesalers for us and assist us in marketing our Contracts to broker-dealers and their registered representatives. Some wholesalers are also called “independent marketing organizations” and provide training, marketing and other sales-related functions for us. Some wholesalers also provide administrative services to us in connection with the Contracts. Wholesalers are typically paid commissions and overrides on Contract sales.

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

AMENDMENTS TO THE CONTRACT

We reserve the right to amend the Contract to meet the requirements of applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

ACCOUNT STATEMENTS

At least once each calendar year during the Accumulation Phase, we will send you an annual statement that will show your Account Value, any transactions made to your Contract during the year, any surrender charge deductions, the amount of the death benefit, and any Index-Linked Interest credited to your Index-Linked Interest Strategies. Each statement will show information as of a date not more than four months prior to the mailing date. On request, we will send you a current statement with the information described above.

CERTAIN TRANSACTIONS

Certain transactions may be permitted by telephone and electronically on the Internet and may require that we have properly signed authorization for your Contract on record. In addition, you may authorize someone else to make transactions by telephone, and if available on the Internet, on your behalf. F&G Life will not be liable for any failure to question or challenge such requests as long as there is a valid signed authorization on record at F&G Life. Transactions submitted by Internet will require certain identification information, such as a password or personal identification information.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal identification information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transactions by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

LEGAL PROCEEDINGS

We are regularly a party to litigation, arbitration proceedings and governmental examinations in the ordinary course of our business. While we cannot predict the outcome of any pending or future litigation or examination, we do not believe that any pending matter, individually or in the aggregate, will have a material adverse effect on our business.

INFORMATION ON FIDELITY & GUARANTY LIFE INSURANCE COMPANY

F&G LIFE

Fidelity & Guaranty Life Insurance Company (F&G Life) is an Iowa domiciled life insurance company. The Company was initially organized in 1959 in Maryland and transferred its state of domicile to Iowa in 2013. F&G Life is a direct, wholly owned subsidiary of Fidelity & Guaranty Life Holdings, Inc., a Delaware corporation (“FGLH”), which is an indirect, wholly owned subsidiary of F&G Annuities & Life, Inc., a Delaware corporation (“FGAL”), which is listed on the New York Stock Exchange. FGAL is a direct, majority owned subsidiary of Fidelity National Financial, Inc. (“FNF”). FNF is a New York Stock Exchange listed company with its headquarters in Jacksonville, Florida.

Through a network of approximately ~~200~~240 independent marketing organizations (“IMOs”) ~~representing approximately44,000 independent agents,~~and ~~through~~leading independent broker dealers and banks representing approximately 63,000 independent agents, F&G Life offers various types of fixed and index-linked annuities (“FIAs”), registered index-linked annuities (“RILAs”) and life insurance products. The annuities serve as a retirement and savings tool for ~~which~~customers , with the potential for ~~rely on principal protection and~~predictable income streams. In addition, indexed universal life (“IUL”) insurance products provide customers with a complementary product that allows them to build on their savings and provide a payment to their designated beneficiaries upon the insured’s death. F&G is expanding offerings in the institutional market, ~~beginning with~~including Pension Risk Transfer (“PRT”) ~~in 2021~~.

AVAILABLE INFORMATION

The Company prepares financial information in conformity with statutory accounting standards prescribed or permitted by the Iowa Insurance Division~~, Department of Commerce of the state of Iowa~~ (“Statutory” accounting). Insurance ~~Companies~~ companies domiciled in the state of Iowa prepare their Statutory-basis financial statements in accordance with guidance promulgated by the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by Iowa.

Additional information about F&G Life is available on our website, which can be accessed at www.fglife.com > Investors. Information on our website is neither part of nor incorporated into this prospectus or other filings with the Securities and Exchange Commission (SEC). The Company’s SEC filings may be obtained on the SEC’s website at www.sec.gov. The SEC maintains on that internet site reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

STATUS PURSUANT TO SECURITIES EXCHANGE ACT OF 1934

F&G Life relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

OUR BUSINESS

Unless the context otherwise requires, references to “we,” “our,” “us,” and “the Company” are to Fidelity & Guaranty Life Insurance Company.

We are a life insurance company with operations that date back to 1959. We are headquartered in Des Moines, Iowa.

For information about our various business divisions, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.”

DISTRIBUTION

The Company distributes its annuity and life insurance products through three main channels of distribution: independent agents, banks, and broker dealers.

In the independent agent channel, the sale of the Company’s products typically occurs as part of a four-party, three stage sales process between the Company, an IMO, the agent and the customer. The Company designs, manufactures, issues, and services the product. The IMOs will typically sign contracts with multiple insurance carriers to provide their agents with a broad and competitive product portfolio. The IMO provides training and discusses product options with agents in preparation for meetings with clients. The IMO staff also provide assistance to the agent during the selling and application process. The agent may get customer leads from the IMOs. The agent conducts fact finding, presents suitable product choices to the customers and determines whether the products are in the best interest of a customer. The Company monitors the business issued by each distribution partner for pricing metrics, mortality, persistency, as well as market conduct, suitability and compliance with the best interest standard.

The Company offers its products through a network of approximately 240 IMOs, representing approximately 56,000 agents. The Company identifies “Power Partners” as those who have demonstrated the ability to generate significant production for its business. F&G currently has 26 Power Partners, comprised of 16 annuity IMOs and 10 life insurance IMOs. During the years ended December 31, 2021 and 2020, these Power Partners accounted for approximately 91% and 82%, respectively, of sales volume within the IMO channel. The Company believes that its relationships with these IMOs are strong. The average tenure of the top ten Power Partners is approximately 17 years.

The Company’s Power Partners play an important role in the development of its products by providing feedback integral to the development process and by securing “shelf space” for new products. Over the last ten years, the majority of the Company’s best-selling products have been developed with its Power Partners. The Company intends to continue to involve Power Partners in the development of its products in the future.

The Company took a similar approach in launching products as a new entrant into the bank and broker dealer channels by partnering with one of the largest broker dealers in the industry. In 2020, the Company launched a set of fixed rate annuity and FIA products to banks and broker dealers, and gained selling agreements with some of the largest banks and broker dealers in the United States. The Company offers its products through a network of approximately 18 banks and broker dealers, representing approximately 7,000 financial advisers. The financial advisers at the Company’s bank and broker dealer partners are able to offer their clients guaranteed rates of return, protected growth, and income for life through the Company’s Secure series of annuity products. The Company employs a hybrid distribution model in this channel, whereby some financial institutions partner directly with the Company and its sales team, and others work with an intermediary. As such, the Company partners with a select number of financial institution intermediaries who have expertise in the channel and maintain the appropriate field wholesaling forces to be successful in this channel. In 2021, the top 5 firms represented 98% of channel sales. The first full year of sales in banks and broker dealers represented almost 29% of annuity sales in a year that marked record sales for the Company.

The top five states for the distribution of the Company’s products for the year ended December 31, 2021 were California, Florida, Texas, New Jersey and Ohio, which together accounted for 38% of F&G’s premiums. For the year ended December 31, 2020 the top five states were California, Texas, Florida, Arizona and North Carolina, which together accounted for 41% of the Company’s premiums.

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

COMPETITION

F&G operates in a highly competitive industry. F&G encounters significant competition in all of its product lines from other insurance companies, many of which have greater financial resources and higher financial strength ratings than F&G and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than F&G.

F&G’s annuity products compete with fixed indexed, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. F&G’s insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings by rating agencies, reputation and commission structures.

F&G’s ability to compete is dependent upon, among other things, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate financial strength ratings from rating agencies. F&G’s ability to compete is also dependent upon, among other things, its ability to attract and retain distribution channels to market its products, the competition for which is vigorous.

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

INVESTMENTS

The Company embraces a long-term conservative investment philosophy, investing nearly all of its general account assets in a wide range of fixed income interest-bearing securities.

The Company and certain of its affiliates are party to investment management agreements (“IMAs”) with Blackstone ISG-I Advisors LLC (“BISGA”) pursuant to which BISGA is appointed as investment manager of the Company’s general account. BISGA has delegated certain investment services to certain affiliates pursuant to separate sub-management agreements executed between BISGA and each affiliate.

BISGA manages the bulk of the investment portfolio. For certain asset classes, the Company utilizes specialized third party companies. As of December 31, 2021, approximately 91% of the Company’s $37 billion investment portfolio was managed by BISGA and 9% managed by other third parties. BISGA appointed MVB Management, an entity owned by affiliates of FNF’s and FGAL’s Chairman, as a Sub-Adviser pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). Under the Sub-Advisory Agreement, MVB Management will provide portfolio review, and consulting services, including such recommendations as the investment manager shall reasonably request. Payment or reimbursement of the sub-advisory fee to MVB Management is solely the obligation of BISGA and is not an obligation of the Company. Subject to certain conditions, the Sub-Advisory Agreement cannot be terminated by BISGA unless the Company terminates its IMA with BISGA.

FGAL and FNF are party to an omnibus termination side letter under which FGAL and FNF are required to cause FGAL’s and FNF’s insurance subsidiaries, including the Company, to engage BISGA as an investment manager and to not engage any other person as an investment manager. See also “Risk Factors — Risk Factors Related to F&G Life — F&G Life relies on its investment management or advisory agreements with BISGA and other investment managers and submanagers for the management of portions of certain of its investment portfolio”.

The Company’s investment strategy is designed to (i) achieve strong absolute returns, (ii) provide consistent yield and investment income, and (iii) preserve capital. The Company bases all of its decisions on fundamental, bottom-up research, coupled with a top-down view that respects the cyclicality of certain asset classes. The types of assets in which the Company may invest are influenced by various state laws, which prescribe qualified investment assets applicable to insurance companies. Additionally, the Company defines risk tolerance across a wide range of factors, including credit risk, liquidity risk, concentration (issuer and sector) risk, and caps on specific asset classes, which in turn establish conservative risk thresholds.

The Company’s investment portfolio consists of high-quality fixed maturities, including publicly issued and privately issued corporate bonds, municipal and other government bonds, asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), commercial mortgage loans (“CMLs”), residential mortgage loans (“RMLs”), limited partnership investments, and other investments. The Company also maintain holdings in floating rate, and less rate-sensitive investments, including senior tranches of CLOs, non-agency RMBS, and various types of ABS. It is the Company’s expectation that its investment portfolio will broaden in scope and diversity to include other asset classes held by life and annuity insurance writers. The Company also has a small amount of equity holdings required as part of funding arrangements it has in place with the Federal Home Loan Bank of Atlanta.

The portfolio also has exposure to United States dollar (“USD”) denominated emerging market bonds, highly rated preferred stocks and hybrids, and other structured securities. The Company currently maintains:

•	a well-matched asset/liability profile (asset duration, including cash and cash equivalents, of 6.4 years vs. liability duration of 7.2 years); and

•	an exposure to less rate-sensitive assets of 27% of invested assets which is made up of 17% being floating rate assets and 10% being non-floating rate assets with duration of less than 6 months.

The Company’s RILA, FIA and IUL contracts permit the holder to elect to receive a return based on an interest rate or the performance of a market index, such as the S&P 500 Index. The Company purchases derivatives consisting predominantly of options and, to a lesser degree, futures contracts (specifically on FIA and RILA contracts) on the equity indices underlying the applicable policy. These derivatives are used to fund the index credits due to policyholders under the RILA, FIA and IUL contracts based upon policyholders’ contract elections. The majority of all such call options are one-year options purchased to match the funding requirements underlying the RILA/FIA/IUL contracts. On the anniversary dates of the RILA/FIA/IUL contracts, the market index used to compute the annual index credit under the contracts is reset. At such time, the Company purchases new call options to fund the next index credit. The Company manages the cost of these purchases through the terms of its RILA/FIA/IUL contracts, which permit the Company to change caps or participation rates, subject to certain guaranteed minimums on each contracts anniversary date.

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

HUMAN CAPITAL RESOURCES

The Company does not have any employees. It is provided it approximately 700 personnel, including its executive officers, by FNF, through FNF’s indirect wholly owned subsidiary Fidelity & Guaranty Life Business Services, Inc. (“FGLBS”) pursuant to the Amended and Restated Services Agreement, effective January 1, 2007, between the Company and FGLBS (the “Services Agreement”). The Company’s affiliates are committed to providing employees with the opportunities and flexibility they need to succeed, as well as ensuring a culture of belonging and inclusion by:

•	Providing competitive benefits offerings to meet diverse employee needs including more flexible PTO and a wellness reimbursement

•	Supporting employee growth through learning programs, tuition reimbursement, and manager and leadership training

•	Increasing the percentage of women and people of color in leadership roles; the Company’s executive team is comprised of 40% female leadership

•	Driving diversity and inclusion in the workplace and beyond through partnerships including:

•	The International Association of Black Actuaries and The Organization of Latino Actuaries where the Company’s personnel are members and serve as a network for potential new hires

•	Women Lead Change, an organization dedicated to the development, advancement and promotion of women, their organizations, and impact to the economy and future workforce

•	Capitol City Pride, brings together members of Iowa’s LGBTQ+ community, allies and businesses and honored the Company as the 2021 Corporate Partner of the Year

•	Enabling the Company’s employee-led Diversity, Equity and Inclusion (DEI) Committee’s work in creating awareness and support around important topics such as mental health awareness

•	Ranking as a Top Workplaces company for 4 consecutive years.

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

~~[PROPERTY]~~

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

BOARD OF DIRECTORS

Our board of directors (our “Board”) manages the business affairs of the Company. It consists of five directors, all of whom are employees of affiliates of F&G Life.

Our Board does not have any independent directors. The Board and the Audit Committee of FNF satisfy Iowa’s independence requirements.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is a list of our directors and executive officers:

Name	Age	Director and/or Executive Officer Positions
Christopher O. Blunt	60	Director, President & Chief Executive Officer & Director
Wendy J.B. Young	58	Director, Executive Vice President, Chief Financial Officer
Anthony J. Park	56	Director
Raymond R. Quirk	76	Director
Michael J. Nolan	63	Director
John D. Currier, Jr.	52	President, Retail Markets
Scott Cochran	50	President, Institutional & New Markets
David Martin	54	Senior Vice President, Chief Risk Officer
Leena Punjabi	44	Senior Vice President, Chief Investment Officer

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

Christopher O. Blunt. Mr. Blunt joined the Company in 2019 after 34 years in a variety of insurance, investment management and marketing roles. Prior to joining the Company, from January 2018 to December 2018, he served as Chief Executive Officer of Blackstone Insurance Solutions, after nearly 13 years at New York Life in a variety of executive leadership roles. During his tenure at New York Life, Mr. Blunt was the President of New York Life’s $500 billion Investment Group and previously Co-President of the Insurance and Agency Group, which included the company’s U.S. Life Operations, Seguros Monterrey, and AARP Direct business. Prior to joining New York Life, Mr. Blunt spent 16 years in a variety of senior marketing and distribution roles in the investment management industry, including Chief Marketing Officer - Americas for Merrill Lynch Investment Managers and as a Managing Director and National Sales Manager for Goldman Sachs Asset Management. Mr. Blunt received a B.A. in history from the University of Michigan and an MBA in finance from The Wharton School at the University of Pennsylvania and currently serves on the Board of Directors of the YMCA of Greater New York, United Way of Central Iowa, and is a Trustee of the American College of Financial Services. Mr. Blunt’s qualifications to serve on the F&G Life board of directors include his many years of leadership experience across multiple institutions in the insurance industry.

Wendy J.B. Young. Ms. Young is the Chief Financial Officer of the Company and has served in that role since February 2022. Ms. Young has over 35 years of insurance industry experience and over 20 years with the Company, working in a broad range of actuarial, finance and reinsurance functions. From February 2014 to February 2022, Ms. Young served as the Company’s CRO and CEO of the Company’s Bermuda reinsurance entities. As CFO, Ms. Young oversees all aspects of the corporate finance function including Chief Accounting Office, Corporate Actuarial, FP&A, Capital and Ratings management, Reinsurance Strategy, Tax, Treasury and Transformation.

Anthony J. Park. Mr. Park is the Executive Vice President and Chief Financial Officer of FNF and has served in that role since October 2005. Prior to being appointed CFO of FNF, Mr. Park served as Controller and Assistant Controller of FNF from 1991 to 2000 and served as the Chief Accounting Officer of FNF from 2000 to 2005. Mr. Park’s qualifications to serve on the F&G Life board of directors include his decades of experience in the insurance industry and many leadership roles.

Raymond R. Quirk. Mr. Quirk has served as Executive Vice-Chairman of FNF since February 2022 and formerly served as Chief Executive Officer of FNF from December 2013 to February 2022. He has served as a director of FNF since February 2017. Previously, he had served as the President of FNF from April 2008 to December 2013. Mr. Quirk served as Co-President of FNF from May 2007 to April 2008 and as Co-Chief Operating Officer of FNF from October 2006 until May 2007. Since joining FNF in 1985, Mr. Quirk has served in numerous executive and management positions, including Executive Vice President, Division Manager and Regional Manager, with responsibilities for managing direct and agency operations nationally. Mr. Quirk formerly served on the board of directors of J. Alexander’s Holdings, Inc. Mr. Quirk’s qualifications to serve on the F&G Life board of directors include his more than 37 years of experience with FNF, his deep knowledge of our business and industry and his strong leadership abilities.

Michael J. Nolan. Mr. Nolan has served as Chief Executive Officer of FNF since February 2022 and previously served as President of FNF from January 2016 to February 2022. He served as the Co-Chief Operating Officer of FNF from September 2015 to January 2016. Additionally, he served as President of Eastern Operations for Fidelity National Title Group from January 2013 until March of 2022. He has held various executive and management positions, including Division Manager and Regional Manager from the time he joined FNF in 1983, with responsibilities for managing direct and agency operations for the Midwest and East Coast, FNF’s operations in Canada, IPX, Fidelity’s 1031 exchange company, and Fidelity Residential Solutions, Fidelity’s relocation company. Mr. Nolan’s qualifications to serve on the F&G Life board of directors include his decades of experience in the insurance industry and many leadership roles.

John Currier. Mr. Currier manages the Company’s Retail business unit. He is responsible for business unit profit and loss, and he oversees sales, operations, marketing, new business profitability and in-force management. Mr. Curry joined the Company in May 2015 as Deputy Chief Actuary and was named Chief Actuary in October 2016. Mr. Currier has over 30 years of industry experience.

Scott Cochran. Mr. Cochran has served as the President of Institutional and New Markets at the Company since August 2020. He also served as a Senior Advisor at Blackstone from November 2018 to July 2020 and as an EVP of Reinsurance Group of America, Incorporated from December 2010 to June 2018. Mr. Cochran has led the creation of and oversees the Company’s Institutional Business which includes Pension Risk Transfer and Funding Agreement Backed Note based businesses. Mr. Cochran joined the Company in August 2020 after an accomplished career as a life insurance executive with a background in building businesses, M&A, strategy, leadership and risk management. During Mr. Cochran’s 25+ years in the industry, he also served as a Senior Advisor at Blackstone and as Executive Vice President at Reinsurance Group of America.

David Martin. Mr. Martin has served as the Company’s Chief Risk Officer since April 2022, overseeing F&G’s enterprise risk management framework. Since joining the Company in 2011, Mr. Martin has been instrumental in supporting the Company’s investment portfolio strategy while serving in various senior roles at the Company, including Co-Chief Investment Officer.

Leena Punjabi. Ms. Punjabi has served as Chief Investment Officer for the Company since January 2021. She oversees the Company’s investment portfolios in partnership with Blackstone Insurance Solutions. Prior to joining the Company in 2019 as VP, Asset Management, she was a Principal at Mercer where she worked for 13 years providing investment advice to insurance companies and corporate pension plans.

EXECUTIVE COMPENSATION

The Company does not have any employees. It is provided personnel, including its executive officers, by FNF, through FNF’s indirect wholly owned subsidiary Fidelity & Guaranty Life Business Services, Inc. (“FGLBS”) pursuant to the Amended and Restated Services Agreement, effective January 1, 2007, between the Company and FGLBS (the “Services Agreement”).

~~Name~~	~~Age~~	~~Director and/or Executive Officer Positions~~
~~Christopher O. Blunt~~	~~60~~	~~Director, President & Chief Executive Officer & Director~~
~~Wendy J.B. Young~~	~~58~~	~~Director, Executive Vice President, Chief Financial Officer~~
~~Anthony J. Park~~	~~56~~	~~Director~~
~~Raymond R. Quirk~~	~~76~~	~~Director~~
~~Michael J. Nolan~~	~~63~~	~~Director~~
~~John D. Currier, Jr.~~	~~52~~	~~President, Retail Markets~~
~~Scott Cochran~~	~~50~~	~~President, Institutional & New Markets~~
~~David Martin~~	~~54~~	~~Senior Vice President, Chief Risk Officer~~
~~Leena Punjabi~~	~~44~~	~~Senior Vice President, Chief Investment Officer~~

As a result, the Company does not determine or pay any compensation to its executive officers or additional personnel provided to the Company by FGLBS for the Company’s operations. FNF, acting directly or through a subsidiary other than the Company, determines and pays the salaries, bonuses and other compensation earned by the Company’s executive officers and by additional personnel provided to the Company by FNF. FNF also determines whether and to what extent the Company’s executive officers and additional personnel will be provided with benefits pursuant to employee benefit plans. The Company does not have employment agreements with its executive officers and does not provide pension or retirement benefits, perquisites or other personal benefits to its executive officers. The Company does not have arrangements to make payments to its executive officers upon their termination or in the event of a change in control of the Company.

See “Transactions with Related Persons, Promoters and Certain Control Persons” for more information about the Services Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company is a wholly-owned subsidiary of FGLH and an indirect subsidiary of FNF. None of the Company’s directors or executive officers beneficially owns shares of the Company’s common stock

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS

~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~Except as described below, there are no potential conflicts of interest between the duties to the Company of any of the members of the Board of Directors and their respective private interests or other duties.

Some of the directors and executive officers of the Company carry one or more life insurance policies or annuity contracts issued by the Company or an affiliate. In addition, loans are made to directors and executive officers of the Company (and their family members and associates) in accordance with the provisions of insurance policies or annuity contracts that they may own. Such loans are made in the ordinary course of business, in accordance with applicable law, and are administered solely pursuant to the terms of such policies.

MVB Management, an entity owned by affiliates of the Chairman of FGAL and FNF, as a Sub-Adviser to BISGA pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”). See “Our Business – Investments.”

For a description of certain agreements between the Company and certain of its affiliates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of F&G.”

REGULATION

The Company is subject to comprehensive regulation and supervision in its state of domicile, Iowa, and in each state in which it does business. We do business throughout the United States and Puerto Rico, except for New York. While our principal insurance regulatory authority is the Iowa Insurance Department, state insurance departments throughout the United States also monitor our insurance operations as a licensed insurer. The purpose of these regulations is primarily to protect insurers’ policyholders and beneficiaries and not their general creditors or shareholders. Many of the laws and regulations to which we are subject are regularly re-examined and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

Generally, insurance products underwritten by and rates used by the Company must be approved by the insurance regulators in each state or territory in which they are sold. In addition, insurance products may also be subject to ERISA.

State insurance authorities have broad administrative powers over the Company with respect to all aspects of the insurance business including:

•	licensing to transact business;

•	licensing agents;

•	prescribing which assets and liabilities are to be considered in determining statutory surplus;

•	regulating premium rates for certain insurance products;

•	approving policy forms and certain related materials;

•

requiring insurers and agents to act in the best interests of consumers when making recommendations to purchase annuities, or to determine whether a reasonable basis exists as to the suitability of such investments for consumers;

•	regulating unfair trade and claims practices;

•	establishing reserve requirements and solvency standards;

•	regulating the amount of dividends that may be paid in any year;

•

regulating the availability of reinsurance or other substitute financing solutions, the terms thereof and the ability of an insurer to take credit on its financial statements for insurance ceded to reinsurers or other substitute financing solutions;

•	fixing maximum interest rates on life insurance policy loans and minimum accumulation or surrender values; and

•	regulating the type, amounts, and valuations of investments permitted, transactions with affiliates, and other matters.

Financial Regulation

State insurance laws and regulations require the Company to file reports, including financial statements, with state insurance departments in each state in which we do business, and our operations and accounts are subject to examination by those departments at any time. The Company prepares statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

The NAIC has approved a series of statutory accounting principles and various model regulations that have been adopted, in some cases with certain modifications, by all state insurance departments. These statutory principles are subject to ongoing change and modification. Moreover, compliance with any particular regulator’s interpretation of a legal or accounting issue may not result in compliance with another regulator’s interpretation of the same issue, particularly when compliance is judged in hindsight. Any particular regulator’s interpretation of a legal or accounting issue may change over time to the Company’s detriment, or changes to the overall legal or market environment, even absent any change of interpretation by a particular regulator, may cause us to change our views regarding the actions we need to take from a legal risk management perspective, which could necessitate changes to our practices that may, in some cases, limit their ability to grow and improve profitability.

~~We are subject to a wide variety of laws and regulations, including state insurance laws and regulations that govern most aspects of our business. We are also subject to federal, state, and local tax laws that affect our products, and state and federal regulations that affect our distributors and customers. In addition, certain of our products, including registered index-linked annuities, are regulated by the SEC.~~

~~Insurance and securities regulatory authorities make inquiries of us regarding compliance with insurance, securities, and other laws and regulations. We cooperate with such inquiries and take corrective action when warranted.~~

~~Our customers and distribution partners may be impacted by changes in regulations that may affect their ability or desire to purchase or distribute our products. Additionally, many of the laws and regulations to which we are subject are regularly subject to re-examination and change, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.~~

~~Insurance Regulation~~

~~We are licensed and regulated in all states in which we conduct insurance business, and all policy and contract forms are filed for approval in states where required. In many instances, the laws and regulations are based on models developed by the National Association of Insurance Commissioners, which provides standardized insurance industry model laws and regulations, and standardized accounting and reporting guidance. The extent of this regulation varies, but most states have broad administrative power dealing with many aspects of our business. These laws and regulations govern the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance, insurer use of captive reinsurance~~

~~companies, mergers, and requirements of capital adequacy, and establish minimums for guaranteed crediting rates on life insurance policies and annuity contracts, corporate governance standards for insurers, and the business conduct of insurers, including risk management, marketing and sales practices, product designs, underwriting practices, privacy, agent appointments, and claims handling.~~

~~We are subject to oversight by state insurance departments through examination of our policies, procedures and practices from time to time through market conduct and financial examinations; by enacting and enforcing reporting obligations; and by conducting inquiries and/or market analysis. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance.~~

State insurance departments conduct periodic examinations of the books and records, financial reporting, policy and rate filings, market conduct and business practices of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. State insurance departments also have the authority to conduct examinations of non-domiciliary insurers that are licensed in their states.

Dividend and Other Distribution Payment Limitations

The insurance laws of Iowa regulate the amount of dividends that may be paid in any year by the Company. Pursuant to Iowa insurance law, ordinary dividends are payments, together with all other such payments within the preceding twelve months, that do not exceed the greater of (i) 10% of the Company’s statutory surplus as regards policyholders as of December 31 of the preceding year; or (ii) the net gain from operations of the Company (excluding realized capital gains) for the 12-month period ending December 31 of the preceding year.

Dividends in excess of the Company’s ordinary dividend capacity are referred to as extraordinary and require prior approval of the Iowa Insurance Commissioner. In deciding whether to approve a request to pay an extraordinary dividend, Iowa insurance law requires the Iowa Insurance Commissioner to consider the effect of the dividend payment on the Company’s surplus and financial condition generally and whether the payment of the dividend will cause the Company to fail to meet its required RBC ratio. The Company may only pay dividends out of statutory earned surplus.

In 2021, the Company paid extraordinary dividends to FGL Holdings of $38 million. The Company’s maximum ordinary dividend capacity for 2022 is $0.

Any payment of dividends by the Company is subject to the regulatory restrictions described above and the approval of such payment by the board of directors of F&G, which must consider various factors, including general economic and business conditions, tax considerations, F&G’s strategic plans, financial results and condition, the Company’s expansion plans, any contractual, legal or regulatory restrictions on the payment of dividends and its effect on RBC and such other factors the board of directors of the Company considers relevant. For example, payments of dividends could reduce the Company’s RBC and financial condition and lead to a reduction in the Company’s financial strength rating. See “Risk Factors - Risk Factors Related to F&G Life — A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase F&G Life’s cost of capital, making it challenging to grow the business, and could hinder F&G Life’s ability to participate in certain market segments, thereby adversely affecting its results of operations and its financial condition.”.

Surplus and Capital

The Company is subject to the supervision of the regulators in states where it are licensed to transact business. Regulators have discretionary authority in connection with the continued licensing of these entities to limit or prohibit sales to policyholders if, in their judgment, the regulators determine that such entities have not maintained the minimum surplus or capital or that the further transaction of business would be hazardous to policyholders.

Risk-Based Capital

In order to enhance the regulation of insurers’ solvency, the NAIC adopted a model law to implement RBC requirements for life, health and property and casualty insurance companies. All states have adopted the NAIC’s model law or a substantially similar law. RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. In general, RBC is calculated by applying factors to various asset, premium and reserve items, taking into account the risk characteristics of the insurer. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. The RBC formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. As of the most recent annual statutory financial statements filed with insurance regulators, the RBC ratios for the Company exceeded the minimum RBC requirements.

It is desirable to maintain an RBC ratio in excess of the minimum requirements in order to maintain or improve financial strength ratings. The Company ended the year with an estimated RBC ratio above its target of 400%. See “Risk Factors—Risk Factors Related to F&G Life—A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase F&G Life’s cost of capital, making it challenging to grow the business, and could hinder F&G Life’s ability to participate in certain market segments, thereby adversely affecting its results of operations and its financial condition”.

Insurance Regulatory Information System Tests

The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System (“IRIS”) to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A ratio falling outside the prescribed “usual range” is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Generally, regulators will begin to investigate or monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a “usual range” of results.

As of December 31, 2021, the Company had two ratios outside the usual range, which were the IRIS ratios for total affiliated investments to capital and surplus and change in premium for F&G were outside the usual range. In all instances in prior years, regulators have been satisfied upon follow-up that no regulatory action was required and the Company is not currently subject to regulatory restrictions based on these ratios.

Group Capital Calculation

The NAIC developed a group capital calculation tool using an RBC methodology for all entities within the insurance holding company system, including non-U.S. entities. In December 2020, the NAIC adopted the Group Capital Calculation Template and Instructions, as well as amendments to the Model Holding Company Act and Regulation. The amendments implement the annual filing requirement for the group capital calculation but will not become effective until adopted by state legislatures or regulatory agencies.

Insurance Reserves

State insurance laws require insurers to analyze the adequacy of reserves. Following the implementation of principle-based reserving for life insurance products, the NAIC is now developing a principle-based reserving framework for fixed annuity products. The appointed actuary for the Company must submit an opinion on an annual basis that the Company’s reserves, when considered in light of the assets the Company holds with respect to those reserves, make adequate provision for the contractual obligations and related expenses of the Company. The Company has filed all of the required opinions with the insurance departments in the states in which we do business.

Credit for Reinsurance Regulation

States regulate the extent to which insurers are permitted to take credit on their financial statements for the financial obligations that the insurers cede to reinsurers. Where an insurer cedes obligations to a reinsurer that is neither licensed nor accredited by the state insurance department, the ceding insurer is not permitted to take such financial statement credit unless the unlicensed or unaccredited reinsurer secures the liabilities it will owe under the reinsurance contract.

Under the laws regulating credit for reinsurance issued by such unlicensed or unaccredited reinsurers, the permissible means of securing such liabilities are (i) the establishment of a trust account by the reinsurer to hold certain qualifying assets in a qualified U.S. financial institution, such as a member of the Federal Reserve, with the ceding insurer as the exclusive beneficiary of such trust account with the unconditional right to demand, without notice to the reinsurer, that the trustee pay over to it the assets in the trust account equal to the liabilities owed by the reinsurer; (ii) the posting of an unconditional and irrevocable letter of credit by a qualified U.S. financial institution in favor of the ceding company allowing the ceding company to draw upon the letter of credit up to the amount of the unpaid liabilities of the reinsurer and (iii) a “funds withheld” arrangement by which the ceding company withholds transfer to the reinsurer of the assets, which support the liabilities to be owed by the reinsurer, with the ceding insurer retaining title to and exclusive control over such assets.

In addition, all U.S. states, including Iowa, permit an insurer to take credit for reinsurance ceded to a non-U.S. reinsurer that posts collateral in amounts less than 100% of the reinsurer’s obligations if the reinsurer has been designated as a “certified reinsurer” and is domiciled in a country recognized by the state and the NAIC as a “Qualified Jurisdiction.” The reduced percentage of full collateral applied to a certified reinsurer is based upon an assessment of the reinsurer and its financial ratings. Iowa also recognizes certain qualified non-U.S. insurers as reciprocal jurisdiction reinsurers such that ceding domestic insurers may receive credit for reinsurance ceded to such unauthorized reinsurers without the requirement for the reinsurer to provide collateral.

The Company is subject to the credit for reinsurance rules described above in Iowa, insofar as we enter into any reinsurance contracts with reinsurers that are neither licensed, accredited nor certified in Iowa, or recognized as a reciprocal reinsurer in Iowa.

Insurance Holding Company Regulation

The Company’s parent company is subject to the insurance holding company law in Iowa. That law generally requires each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company’s state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions between insurers and affiliates within the holding company system are subject to regulation and must be fair and reasonable, and may require prior notice and approval or non-disapproval by its domiciliary insurance regulator.

Most states, including Iowa, have insurance laws that require regulatory approval of a direct or indirect change of control of an insurer or an insurer’s holding company. Such laws prevent any person from acquiring control, directly or indirectly, of the Company or certain of its affiliates unless that person has filed a statement with specified information with the insurance regulators and has obtained their prior approval. In addition, investors deemed to have a direct or indirect controlling interest are required to make regulatory filings and respond to regulatory inquiries. Under most states’ statutes, including those of Iowa, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. In addition, the insurance law of Iowa permits a determination of control in circumstances where the thresholds for the presumption of control have not been crossed. Any person who is deemed to acquire control over the Company or certain of its affiliates including any person who acquires 10% or more of voting securities of the Company or certain of their affiliates, without the prior approval of the Iowa Insurance Department will be in violation of the state’s law and may be subject to injunctive action requiring the disposition or seizure of those securities by the Iowa Insurance Department or prohibiting the voting of those securities and to other actions determined by the Iowa Insurance Department

Insurance Guaranty Association Assessments

Each state has insurance guaranty association laws under which insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Typically, states assess each member insurer in an amount related to the member insurer’s proportionate share of the business written by all member insurers in the state. Although no prediction can be made as to the amount and timing of any future assessments under these laws, the Company has established reserves that it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Market Conduct Regulation

State insurance laws and regulations include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales and complaint process practices. State regulatory authorities generally enforce these provisions through periodic market conduct examinations. In addition, the Company must file, and in many jurisdictions and for some lines of business obtain regulatory approval for, rates and forms relating to the insurance written in the jurisdictions in which it operates. The Company is currently the subject of two ongoing market conduct examinations in various states. Market conduct examinations can result in monetary fines or remediation and generally require the Company to devote significant resources to the management of such examinations. The Company does not believe that any of the current market conduct examinations it is subject to will result in any fines or remediation orders that will be material to its business.

Regulation of Investments

The Company is subject to state laws and regulations that require diversification of its investment portfolios and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity, real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as either non-admitted assets for purposes of measuring surplus or as not qualified as an asset held for reserve purposes and, in some instances, would require divestiture or replacement of such non-qualifying investments. The Company believes that its investment portfolios as of December 31, 2021 complied in all material respects with such regulations.

Privacy Regulation

The Company’s operations are subject to certain federal and state laws and regulations that require financial institutions and other businesses to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of such information. These laws and regulations require notice to affected individuals, law enforcement agencies, regulators and others if there is a breach of the security of certain personal information, including social security numbers, and require holders of certain personal information to protect the security of the data. The Company’s operations are also subject to certain federal regulations that require financial institutions and creditors to implement effective programs to detect, prevent, and mitigate identity theft. In addition, the Company’s ability to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers and its uses of certain personal information, including consumer report information, are regulated. Federal and state governments and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.

FIAs

Under the Dodd-Frank Act, annuities that meet specific requirements, including requirements relating to certain state suitability rules, are specifically exempted from being treated as securities by the SEC. The Company believes that the types of FIAs that it sells will meet these requirements and, therefore, are exempt from being treated as securities by the SEC and state securities regulators. However, there can be no assurance that federal or state securities laws or state insurance laws and regulations will not be amended or interpreted to impose further requirements on FIAs. If FIAs were to be treated as securities, federal and state securities laws would require additional registration and licensing of these products and the agents selling them, and the Company would be required to seek additional marketing relationships for these products, any of which could impose significant restrictions on its ability to conduct operations as currently operated.

The Dodd-Frank Act

The Dodd-Frank Act made sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of the Dodd-Frank Act are applicable to the Company, its competitors or those entities with which the Company does business. These provisions may impact the Company in many ways, including, but not limited to, having an effect on the overall business climate, requiring the allocation of certain resources to government affairs, and increasing its legal and compliance related activities and the costs associated therewith.

ERISA and Fiduciary Standards

The Company may offer certain insurance and annuity products to employee benefit plans governed by ERISA and/or the Code, including group annuity contracts designated to fund tax-qualified retirement plans. ERISA and the Code provide (among other requirements) standards of conduct for employee benefit plan fiduciaries, including investment managers and investment advisers with respect to the assets of such plans, and hold fiduciaries liable if they fail to satisfy fiduciary standards of conduct.

State and federal regulators have been adopting stronger consumer protection regulations that may materially impact the Company, its business, distribution, and products. The NAIC adopted an amended Suitability in Annuity Transactions Model Regulation in February 2020 incorporating a requirement that agents act in the best interest of consumers without putting their own financial interests or insurer’s interests ahead of consumer interests. The best interest requirement is satisfied by complying with four regulatory obligations relating to care, disclosure, conflict of interest, and documentation. The amended model regulation also requires agents to provide certain disclosures to consumers, obligates insurers to supervise agent compliance with the new requirements, and prohibits sales contests or other incentives based on sales of specific annuities within a limited period of time. Several states have adopted the revised NAIC model regulation, including Iowa. Management has instituted business procedures to comply with these revised requirements where required.

In December 2020 the U. S. Department of Labor (“DOL”) issued its final version of an investment advice rule replacing the previous “Fiduciary Rule” that had been challenged by industry participants and vacated in March 2018 by the United States Fifth Circuit Court of Appeals. The new investment advice rule reinstates the five-part test for determining whether a person is considered a fiduciary for purposes of ERISA and the Internal Revenue Code and sets forth a new prohibited transaction class exemption (PTE) referred to as PTE 2020-02. The rule’s preamble also contains the DOL’s reinterpretation of elements of the five-part test that appears to encompass more insurance agents selling IRA products and withdraws the agency’s longstanding position that rollover recommendations out of employer plans are not subject to ERISA. The new rule took effect on February 16, 2021.

The DOL investment advice rule leaves in place PTE 84-24 which is a longstanding class exemption providing prohibited transaction relief for insurance agents selling annuity products provided certain disclosures are made to the plan fiduciary, which is the policyholder in the case of an IRA, and certain other conditions are met. Among other things, these disclosures include the agent’s relationship to the insurer and commissions received in connection with the annuity sale. The Company designed and launched a compliance program in January 2022 requiring all agents selling IRA products to submit an acknowledgment with each IRA application indicating the agent has satisfied PTE 84-24 requirements on a precautionary basis in case the agent acted or is found to have acted as a fiduciary. Meanwhile the DOL has publicly announced its intention to consider future rulemaking that would revoke or modify PTE 84-24.

Management believes these current and emerging developments relating to market conduct standards for the financial services industry may over time materially affect the way in which the Company’s agents do business, the role of IMOs, sale of IRA products including IRA-to-IRA and employer plan rollovers, how the Company supervises its distribution force, compensation practices, and liability exposure and costs. In addition to implementing the compliance procedures described above, management is monitoring further developments closely and will be working with IMOs and distributors to adapt to evolving regulatory requirements and risks.

Structured Securities

On December 7, the NAIC assigned to its the Macroprudential Working Group the evaluation of a list of “Regulatory Considerations Applicable (But Not Exclusive) to Private Equity (PE) Owned Insurers.” Included within this list is the consideration of material increases in privately structured securities (both by affiliated and non-affiliated asset managers), which the NAIC introduces other sources of risk or increases traditional credit risk, such as complexity risk and illiquidity risk. The NAIC is considering proposals to increase disclosure requirements for these risks, as well as additional disclosure regarding private securities.

In addition, the NAIC continues to refine its application of RBC factors for certain investments and is considering changes related to the risk assessment structured securities.

The SECURE Act

New and recently passed legislation may also impact the industry in which the Company competes. For example, the SECURE Act, which took effect January 1, 2020, creates an opportunity for the Company and its competitors to pursue sales to employer retirement plan sponsors as well as its traditional customers. Moreover, as noted above, Congress is exploring potential successor legislation in this area. In addition, the Company and its competitors may implement operational changes to adapt to the effect of the new legislation. See “Risk Factors—Legal, Regulatory and Tax Risk Factors—The SECURE Act may impact F&G Life’s business operations and the markets in which it competes.”

Diversity and Corporate Governance

The NAIC and certain state insurance regulators are focused on the issue of diversity within the insurance industry, such as the diversity of an insurer’s board of directors and management. The NAIC is developing a framework for approaching issues related to race and insurance.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

F&G Life’s ability to grow depends in large part upon the continued availability of capital.

F&G Life’s long-term strategic capital requirements will depend on many factors, including its accumulated statutory earnings and the relationship between its statutory capital and surplus and various elements of required capital. To support long-term capital requirements, F&G Life may need to increase or maintain statutory capital and surplus through financings, which could include debt, equity, financing arrangements or other surplus relief transactions. Adverse market conditions have affected and continue to affect the availability and cost of capital from external sources. If F&G Life cannot maintain adequate capital, it may be required to limit growth in sales of new policies, and such action could materially adversely affect its business, operations and financial condition.

A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase F&G Life’s cost of capital, making it challenging to grow the business, and could hinder F&G Life’s ability to participate in certain market segments, thereby adversely affecting its results of operations and its financial condition.

Various nationally recognized rating agencies review the financial performance and condition of insurers, including F&G Life, and publish their financial strength ratings as indicators of an insurer’s ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in F&G Life’s products, its ability to market its products and its competitive position. Downgrades, unfavorable changes in rating methodology or other negative action by a rating agency could have a material adverse effect on F&G Life in many ways, including the following:

•	adversely affecting relationships with distributors, IMOs and sales agents, which could result in reduction of sales;

•	increasing the number or amount of policy lapses or surrenders and withdrawals of funds;

•	requiring a reduction in prices for F&G Life’s insurance products and services in order to remain competitive;

•	excluding F&G Life from participating in the PRT business;

•	adversely affecting F&G Life’s ability to obtain reinsurance at a reasonable price, on reasonable terms or at all; and

•	requiring F&G Life to collateralize reserves, balances or obligations under reinsurance and derivatives agreements.

F&G Life may face losses if its actual experience differs significantly from its reserving assumptions.

F&G Life’s profitability depends significantly upon the extent to which its actual experience is consistent with the assumptions used in setting rates for its products and establishing liabilities for future life insurance, annuity and PRT policy benefits and claims. However, due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, F&G Life cannot determine precisely the amounts it will ultimately pay to settle these liabilities. As a result, F&G Life may experience volatility in its reserves and therefore its profitability from period to period. To the extent that actual experience is less favorable than F&G Life’s underlying assumptions, F&G Life could be required to increase its reserves which may reduce its profitability and impact its financial strength.

F&G Life has been issuing guaranteed minimum withdrawal benefit (“GMWB”) products since 2008. In its reserve calculations, F&G Life makes assumptions for policyholder behavior as it relates to GMWB utilization. If emerging experience deviates from F&G Life’s assumptions on GMWB utilization, it could have a significant effect on its reserve levels and related results of operations. Based on experience on GMWB utilization, which ~~[Disclosure will be included in a pre-effective amendment to the registration statement.]~~

continues to emerge, F&G Life updated its GMWB utilization assumption during 2019, with a favorable impact on reserves. F&G Life will continue to monitor the GMWB utilization assumption and update its best estimate as applicable.

F&G Life’s valuation of investments and the determinations of the amounts of allowances and impairments taken on its investments may include methodologies, estimates and assumptions which are subject to differing interpretations and, if changed, could materially adversely affect its results of operations and financial condition.

Equity securities and certain derivatives represent some of the assets on F&G Life’s balance sheet, which are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Expectations that F&G Life’s investments will continue to perform in accordance with their contractual terms are based on evidence gathered through F&G Life’s normal credit surveillance process and on assumptions a market participant would use in determining the current fair value.

The determination of other than temporary impairment (“OTTI”) varies by investment type and is based upon F&G Life’s periodic evaluation and assessment of known and inherent risks associated with the respective asset class. F&G Life’s management considers a wide range of factors about the instrument issuer (e.g., operations of the issuer, future earnings potential) and uses their best judgment in evaluating the cause of the decline in the estimated fair value of the instrument and in assessing the prospects for recovery. Such evaluations and assessments require significant judgment and are revised as conditions change and new information becomes available. Additional impairments may need to be taken in the future, and the ultimate loss may exceed management’s current estimate of impairment amounts.

The value and performance of certain of F&G Life’s assets are dependent upon the performance of collateral underlying these investments. It is possible the collateral will not meet performance expectations leading to adverse changes in the cash flows on F&G Life’s holdings of these types of securities.

See “Note 2: Investments” to the Statutory Basis Financial Statements for additional information about its investment portfolio.

Change in F&G Life’s evaluation of the recoverability of its deferred tax assets could materially adversely affect its results of operations and financial condition.

Deferred tax assets and liabilities are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to be in effect during the years in which the basis differences reverse. Deferred tax assets in essence represent future savings of taxes that would otherwise be paid in cash. F&G Life is required to evaluate the recoverability of its deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce its deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, F&G Life considers many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit.

Based on its current assessment of future taxable income, including available tax planning opportunities, F&G Life anticipates it is more-likely-than-not that F&G Life will generate sufficient taxable income to realize all of its deferred tax assets as to which it does not have a valuation allowance. If future events differ from F&G Life’s current assumptions, the valuation allowance may need to be increased, which could have a material adverse effect on its results of operations and financial condition.

If F&G Life is unable to attract and retain national marketing organizations and independent agents, sales of its products may be reduced.

F&G Life must attract and retain its network of IMOs and independent agents to sell its products. Insurance companies compete vigorously for productive agents. F&G Life competes with other life insurance companies for marketers and agents primarily on the basis of its financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that offer a larger variety of products than F&G Life does. If F&G Life is unable to attract and retain a sufficient number of marketers and agents to sell its products, F&G Life’s ability to compete and its revenues would suffer.

F&G Life operates in a highly competitive industry, which could limit its ability to gain or maintain its position in the industry and could materially adversely affect F&G Life’s business, financial condition and results of operations.

F&G Life operates in a highly competitive industry. F&G Life encounters significant competition in all of its product lines from other insurance companies, many of which have greater financial resources and higher financial strength ratings than F&G Life and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than F&G Life. Competition could result in, among other things, lower sales or higher lapses of existing products.

F&G Life’s annuity products compete with fixed indexed, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. The ability of banks and broker dealers to increase their securities-related business or to affiliate with insurance companies may materially and adversely affect sales of all of F&G Life’s products by substantially increasing the number and financial strength of potential competitors. F&G Life’s insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings by rating agencies, reputation and commission structures.

F&G Life’s ability to compete is dependent upon, among other things, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate financial strength ratings from rating agencies. F&G Life’s ability to compete is also dependent upon, among other things, its ability to attract and retain distribution channels to market its products, the competition for which is vigorous.

Concentration in certain states for the distribution of F&G Life’s products may subject it to losses attributable to economic downturns or catastrophes in those states.

For the year ended December 31, 2021, F&G Life’s top five states for the distribution of its products were California, Florida, Texas, New Jersey, and Ohio, which together accounted for 38% of F&G Life’s premiums. Any adverse economic developments or catastrophes in these states could have an adverse impact on F&G’s business.

Concentration in one or more of F&G Life’s products (for example, FIAs) may subject F&G Life to greater volatility of sales if such products experienced a significant decrease in sales.

F&G Life may experience greater volatility in its sales performance from period to period to the extent F&G Life has a high concentration of sales in one or more of its products and those products suffer a material decline (for whatever reason) in a particular period. For example, for the years ended December 31, 2021 and December 31, 2020, FIAs generated approximately 45% and 77% of F&G Life’s total sales respectively. F&G Life may not be able to increase the sales of other products at the same pace, or at all, to the extent there is a decrease in sales of its products that made up the majority of its sales in historical periods. As a result, decreased sales in high concentration products could adversely affect F&G Life’s financial condition, liquidity and results of operations.

F&G Life is subject to the credit risk of its counterparties, including companies with whom F&G Life has reinsurance agreements or has purchased options.

F&G Life cedes material amounts of insurance and transfer related assets and certain liabilities to other insurance companies through reinsurance. Accordingly, F&G Life bears credit risk with respect to its reinsurers. The failure, insolvency, inability or unwillingness of any reinsurer to pay under the terms of reinsurance agreements with F&G Life could materially adversely affect its business, financial condition, liquidity and results of operations. F&G Life regularly monitors the credit rating and performance of its reinsurance parties. Wilton Reassurance Company (“Wilton Re”) and Kubera Insurance (SAC) Ltd. (“Kubera”) represent F&G Life’s largest reinsurance counterparty exposure. As of December 31, 2021, the reserves ceded from Wilton Re was $1,418 million and the reserves ceded from Kubera was $9,721 million. F&G Life also faces funds withheld reinsurance counterparty risk. Under funds withheld arrangements, F&G Life retains possession and legal title to asset backing ceded liabilities.

F&G Life is also exposed to credit loss in the event of non-performance by its counterparties on options. F&G Life seeks to reduce the risk associated with such agreements by purchasing options from large, well-established financial institutions, and by holding collateral. There can be no assurance F&G Life will not suffer losses in the event of counterparty non-performance. Several of F&G Life’s derivative counterparty ISDA’s (International Swap and Derivative Association agreements) contain additional termination event triggers based on a downgrade of F&G Life. These triggers would give these counterparties the option to terminate F&G’s options which could lead to losses if occurring at an inopportune time.

F&G Life’s business could be interrupted or compromised if it experiences difficulties arising from outsourcing relationships.

If F&G Life does not maintain an effective outsourcing strategy or third-party providers do not perform as contracted, F&G Life may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on F&G Life’s results of operations. If there is a delay in F&G Life’s third-party providers’ introduction of its new products or if F&G Life’s third-party providers are unable to service its customers appropriately, F&G Life may experience a loss of business that could have a material adverse effect on its business, financial condition and results of operations.

In addition, F&G Life’s reliance on third-party service providers that it does not control does not relieve F&G Life of its responsibilities and requirements. Any failure or negligence by such third-party service providers in carrying out their contractual duties may result in F&G Life becoming subjected to liability to parties who are harmed and ensuing litigation. Any litigation relating to such matters could be costly, expensive and time-consuming, and the outcome of any such litigation may be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect F&G Life’s reputation and sales of its products.

The loss of key personnel could negatively affect F&G Life’s financial results and impair its ability to implement its business strategy.

F&G Life’s success depends in large part on its ability to attract and retain qualified employees. Intense competition exists for key employees with demonstrated ability, and F&G Life may be unable to hire or retain such employees. F&G Life’s key employees include senior management, sales and distribution professionals, actuarial and finance professionals and information technology professionals. F&G Life does not believe the departure of any particular individual would cause a material adverse effect on its operations; however, the unexpected loss of several key employees could have a material adverse effect on F&G Life’s operations due to the loss of their skills, knowledge of its business, and their years of industry experience as well as the potential difficulty of promptly finding qualified replacement employees.

F&G Life’s risk management policies and procedures may not capture unidentified or unanticipated risk, which could negatively affect its business or result in losses.

F&G Life has developed risk management policies and procedures designed to manage material risks within established risk appetites and risk tolerances. Nonetheless, F&G Life’s policies and procedures may not effectively mitigate the internal and external risks identified or predict future exposures, which could be different or significantly greater than expected and which could cause F&G Life to incur unexpected monetary losses, damage to F&G Life’s reputation or additional costs, or which could impair its ability to conduct business effectively. Many of F&G Life’s methods of managing risk and exposures are based upon observed historical data, current market behavior, and certain assumptions made by management. The information may not always be accurate, complete, up-to-date, or properly evaluated. As a result, additional risks and uncertainties not currently known to F&G Life, or that F&G Life currently deems to be immaterial, may adversely affect its business, financial condition and results of operations.

Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error, could result in a loss or disclosure of confidential information, damage to F&G Life’s reputation, monetary losses, additional costs and impairment of its ability to conduct business effectively.

F&G Life is highly dependent on automated and information technology systems to record and process its internal transactions and transactions involving its customers, as well as to calculate reserves, value invested assets and complete certain other components of its statutory financial statements. The integrity of F&G Life’s computer systems and the protection of the information, including policy holder information, that resides on such systems are important to its successful operation. If F&G Life fails to maintain an adequate security infrastructure, adapt to emerging security threats or follow its internal business processes with respect to security, the information or assets F&G Life holds could be compromised. Further, even if F&G Life, or third parties to which it outsources certain information technology services, maintain a reasonable, industry-standard information security infrastructure to mitigate these risks, the inherent risk that unauthorized access to information or assets remains. This risk is increased by transmittal of information over the internet and the increased threat and sophistication of cyber criminals. While, to date, F&G Life believes that it has not experienced a material breach of computer systems, the occurrence or scope of such events is not always apparent.

In addition, some laws and certain of F&G Life contracts require notification of various parties, including regulators, consumers or customers, in the event that confidential or personal information has or may have been taken or accessed by unauthorized parties. Such notifications can potentially result, among other things, in adverse publicity, diversion of management and other resources, the attention of regulatory authorities, the imposition of fines, and disruptions in business operations, the effects of which may be material. Any inability to prevent security or privacy breaches, or the perception that such breaches may occur, could inhibit F&G Life’s ability to retain or attract new clients and/or result in financial losses, litigation, increased costs, negative publicity, or other adverse consequences to its business.

Further, F&G Life’s financial institution clients have obligations to safeguard their information technology systems and the confidentiality of customer information. In certain of F&G Life’s businesses, it is bound contractually and/or by regulation to comply with the same requirements. If F&G Life fails to comply with these regulations and requirements, it could be exposed to suits for breach of contract, governmental proceedings or the imposition of fines. In addition, future adoption of more restrictive privacy laws, rules or industry security requirements by federal or state regulatory bodies or by a specific industry in which F&G does business could have an adverse impact on it through increased costs or restrictions on business processes.

F&G Life relies on its investment management or advisory agreements with BISGA and other investment managers and sub-managers for the management of portions of certain of its investment portfolios.

F&G Life and its affiliates are parties to investment management agreements with BISGA and other investment managers and sub-managers. These entities depend in large part on their ability to attract and retain key people, including senior executives, finance professionals and information technology professionals. Intense competition exists for key employees with demonstrated ability, and F&G Life’s investment managers may be unable to hire or retain such employees. The unexpected loss by any of F&G Life’s investment managers, including BISGA, of key employees could have a material adverse effect on their ability to manage F&G’s investment portfolio and have an adverse impact on its financial condition and results of operations.

F&G Life has a long-term contractual relationship with BISGA and has limitations on its ability to terminate that relationship or seek advice from other investment managers.

Limitations on F&G Life’s ability to terminate its contractual relationship with BISGA may have an adverse effect on its results of operations or financial condition if the terms of those arrangements become unfavorable to F&G Life and it is unable to negotiate favorable amendments to those agreements.

Although each of F&G Life’s subsidiaries that are party to an investment management agreement with BISGA may terminate such agreement upon 30 days’ notice, FGAL and FNF, parent companies of F&G, are party to an omnibus termination side letter with BISGA under which they are required to cause FGAL’s insurance company subsidiaries to engage BISGA as an investment manager. In addition, although BISGA has consented to FGAL’s engagement of other investment managers, each of FGAL and FNF are not permitted under the side letter to allow other managers to provide investment management or advisory services to FGAL’s annuity and life insurance subsidiaries. If BISGA were to refuse to provide its consent to FGAL’s engagement of other investment managers in the future, this could have an adverse impact on F&G Life’s financial condition and results of operations.

The initial term of the side letter expires in 2027 and will automatically renew unless FGAL terminates the side letter for unsatisfactory long term performance by BISGA or unfair and excessive fees charged by BISGA. FGAL may also terminate the side letter during its term under certain circumstances for cause. If one of FGAL’s subsidiaries were to terminate an investment management agreement or take other action FGAL has agreed under the side letter will not be taken, FGAL and FNF may be in breach of its obligations to BISGA under the side letter. If such a breach were to be determined to have occurred, any damage claim made by BISGA could be material to FGAL (and to FNF) and may adversely affect its business, results of operations, financial condition and liquidity.

The historical performance of BISGA, or any other asset manager F&G Life engages, should not be considered as indicative of the future results of F&G Life’s investment portfolio, its future results or any returns expected on its common shares.

F&G Life’s investment portfolio’s returns have benefited historically from investment opportunities and general market conditions that may not currently exist and may not be repeated, and there can be no assurance that BISGA will be able to avail themselves of profitable investment opportunities in the future. In addition, BISGA is expected to be compensated based solely on F&G Life’s assets which it manages, rather than by investment return targets, and as a result, BISGA is not directly incentivized to maximize investment return targets. Accordingly, there can be no guarantee that BISGA will be able to achieve any particular returns for F&G Life’s investment portfolio in the future.

Increased regulation or scrutiny of alternative investment advisers, arrangements with such investment advisers and investment activities may affect BISGA’s or, if engaged, any other asset manager’s ability to manage F&G Life’s investment portfolio or affect its business reputation.

The regulatory environment for investment managers is evolving, and changes in the regulation of investment managers may adversely affect the ability of BISGA to effect transactions that utilize leverage or pursue their strategies in managing F&G Life’s investment portfolio. In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The SEC, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. Due to F&G Life’s reliance on these relationships in particular to manage a significant portion of its investment portfolio, any regulatory action or enforcement against BISGA could have an adverse effect on F&G’s financial condition.

In addition, the NAIC continues to consider the nature of the relationships between insurance companies and their investment advisors and investment managers and more broadly the impact of private equity within the insurance industry. F&G Life continues to monitor the development of any proposals that could have a material impact on the contractual relationships between F&G Life and BISGA.

Risk Factors Relating to Economic Conditions and Market Conditions

Conditions in the economy generally could adversely affect F&G Life’s business, results of operations and financial condition.

F&G Life’s results of operations are materially affected by conditions in the U.S. economy. Adverse economic conditions may result in a decline in revenues and/or erosion of F&G Life’s profit margins. In addition, in the event of extreme prolonged market events and economic downturns F&G Life could incur significant losses. Even in the absence of a market downturn F&G Life is exposed to substantial risk of loss due to market volatility.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence, foreign currency exchange rates and inflation levels all affect the business and economic environment and, ultimately, the amount and profitability of F&G Life’s business. In an economic downturn characterized by higher unemployment, lower family income, negative investor sentiment and lower consumer spending, the demand for F&G Life’s insurance products could be adversely affected. Under such conditions, F&G Life may also experience an elevated incidence of policy lapses, policy loans, withdrawals and surrenders. In addition, F&G Life’s investments could be adversely affected as a result of deteriorating financial and business conditions affecting the issuers of the securities in its investment portfolio.

See also “Risk Factors Relating to Economic Conditions and Market Conditions — The COVID-19 pandemic could have a material adverse effect on F&G Life’s liquidity, financial condition and results of operations.”

F&G Life’s investments are subject to geo-political risk. The on-going conflict in Russia/Ukraine could heighten and expand to peripheral countries in the region.

F&G Life has no exposure to investments in Russia or Ukraine but does have relatively small investments in the neighboring country of Kazakhstan, a non-NATO country. If the conflict were to expand into neighboring countries or lead to a wider recession in Europe, F&G Life’s investments in those countries could suffer losses, which could have a material adverse effect on F&G Life’s financial condition and results of operations.

F&G Life’s investments are subject to market risks that could be heightened during periods of extreme volatility or disruption in financial and credit markets.

F&G Life’s invested assets and derivative financial instruments are subject to risks of credit defaults and changes in market values. Periods of extreme volatility or disruption in the financial and credit markets could increase these risks. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in F&G Life’s investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause the market value of the fixed-income securities F&G Life owns to decline. Further, if F&G Life’s investment manager, BISGA, fails to react appropriately to difficult market or economic conditions, F&G Life’s investment portfolio could incur material losses.

F&G Life’s investments are subject to credit risks of the underlying issuer, borrower, or physical collateral which can change over time with the credit cycle.

A worsening business climate, recession, or changing trends could cause issuers of the fixed-income securities F&G Life owns to default on either principal or interest payments. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within F&G Life’s investment portfolio.

The value of F&G Life’s mortgage-backed securities and its commercial and residential mortgage loan investments depends in part on the financial condition of the borrowers and tenants for the properties underlying those investments, as well as general and specific economic trends affecting the overall default rate. F&G Life is also subject to the risk that cash flows resulting from the payments on pools of mortgages that serve as collateral underlying the mortgage-backed securities F&G Life owns may differ from its expectations in timing or size. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have an adverse effect on F&G Life’s business, results of operations, liquidity and financial condition.

F&G Life also maintains holdings in floating rate, and less rate-sensitive investments, including senior tranches of CLOs and directly originated senior secured loans. If realized collateral loss and recoveries differ materially from F&G Life’s assumptions, returns on these assets could be lower than expected.

F&G Life invests in ABS (traditional and specialty finance) and asset backed and consumer whole loans. Consumer balance sheets are healthy and underwriting standards have become more conservative post Global Funding Crisis. However, high inflation rates are a headwind for the consumer and efforts by the Federal Reserve to stem inflation could induce a recession which would have an adverse impact on the consumer and potentially increase delinquencies to a higher level than what’s assumed in F&G Life ‘s underwriting.

In addition, the upcoming discontinuation of LIBOR could adversely affect the value of F&G Life’s investment portfolio, derivatives transactions and issued funding agreements bearing interest at LIBOR. There can be no assurance that the alternative rates and fallbacks utilized by the various markets will be effective at preventing or mitigating disruption as a result of the discontinuation of LIBOR. Should such disruption occur, it may adversely affect, among other things, the trading market for LIBOR-based securities, including those held in F&G Life’s investment portfolio, the market for derivative instruments, including those that F&G Life uses to achieve its hedging objectives, and F&G Life’s ability to issue funding agreements bearing a floating rate of interest.

Interest rate fluctuations could adversely affect F&G Life’s business, financial condition, liquidity and results of operations.

Interest rate risk is a significant market risk as F&G Life’s business involves issuing interest rate sensitive obligations backed primarily by investments in fixed income assets.

For the past several years interest rates have remained at or near historically low levels. The prolonged period of low rates exposes F&G Life to the risk of not achieving returns sufficient to meet its earnings targets and/or contractual obligations. Furthermore, low or declining interest rates may reduce the rate of policyholder surrenders and withdrawals on F&G Life’s life insurance and annuity products, thus increasing the duration of the liabilities, creating asset and liability duration mismatches and increasing the risk of having to reinvest assets at yields below the amounts required to support F&G Life’s obligations. Lower interest rates may also result in decreased sales of certain insurance products, negatively impacting F&G Life’s profitability from new business.

During periods of increasing interest rates, which are expected in 2022, F&G Life may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and F&G Life may increase crediting rates on in-force products to keep these products competitive. F&G Life may be required to accept lower spread income (the difference between the returns F&G Life earns on its investments and the amounts F&G Life credits to contract holders) thus reducing F&G Life’s profitability, as returns on its portfolio of invested assets may not increase as quickly as current interest rates. Rapidly rising interest rates may also expose F&G Life to the risk of financial disintermediation, which is an increase in policy surrenders, withdrawals and requests for policy loans as customers seek to achieve higher returns elsewhere requiring F&G Life to liquidate assets in an unrealized loss position. If F&G Life experiences unexpected withdrawal activity, it could exhaust its liquid assets and be forced to liquidate other less liquid assets such as limited partnership investments. F&G Life may have difficulty selling these investments in a timely manner and/or be forced to sell them for less than it otherwise would have been able to realize, which could have a material adverse effect on F&G’s business, financial condition or operating results. F&G Life has developed and maintains ALM programs and procedures designed to mitigate interest rate risk by matching asset cash flows to expected liability cash flows. In addition, F&G Life assesses surrender charges on withdrawals in excess of allowable penalty-free amounts that occur during the surrender charge period. There can be no assurance actual withdrawals, contract benefits, and maturities will match F&G Life’s estimates. Despite F&G Life’s efforts to reduce the impact of rising interest rates, it may be required to sell assets to raise the cash necessary to respond to an increase in surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold.

F&G Life may experience spread income compression, and a loss of anticipated earnings, if credited interest rates are increased on renewing contracts in an effort to decrease or manage withdrawal activity. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates and a prolonged period of low interest rates may increase the statutory capital F&G Life is required to hold as well as the amount of assets F&G Life must maintain to support statutory reserves.

Equity market volatility could negatively impact F&G Life’s business.

The estimated cost of providing GMWB riders associated with F&G Life’s annuity products incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets or increased equity volatility could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction in F&G Life’s revenues and net income.

F&G Life is exposed to liquidity risk, which can result from a variety of different sources.

F&G Life is exposed to liquidity risk, which is the risk that F&G Life is unable to meet near-term obligations as the obligations come due.

Liquidity risk is a manifestation of events that are driven by other risk types (market, insurance, investment, operational). A liquidity shortfall may arise in the event of insufficient funding sources or an immediate and significant need for cash or collateral. In addition, it is possible that expected liquidity sources, such as F&G Life’s minimum cash buffers, the FHLB or other credit facilities, may be unavailable or inadequate to satisfy the liquidity demands described below.

F&G Life has the following sources of liquidity exposure and associated drivers that trigger material liquidity demand. Those sources are:

•	Derivative collateral market exposure: Abrupt changes to interest rate, equity, and/or currency markets may increase collateral requirements to counterparties and create liquidity risk for F&G Life.

•	Asset liability mismatch: There are liquidity risks associated with liabilities coming due prior to the matching asset cash flows.

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Insurance cash flows: F&G Life faces potential liquidity risks from unexpected cash demands due to severe mortality calamity, customer withdrawals, policy loans or lapse events. If such events were to occur, F&G Life may face unexpectedly high levels of claim payments to policyholders.

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FHLB collateral: F&G Life issues funding agreements to the FHLB for which eligible securities collateral is posted. If the value of the eligible securities declines significantly, and there is no available eligible security collateral in the portfolio, F&G Life may need to supplement the collateral account with cash.

F&G Life’s business could be materially and adversely affected by the occurrence of a catastrophe, including natural or man-made disasters.

Any catastrophic event, such as pandemic diseases, terrorist attacks, floods, severe storms or hurricanes or computer cyber-terrorism, could have a material and adverse effect on F&G Life’s business in several respects, as follows:

•	F&G Life’s workforce being unable to be physically located at one of F&G Life’s facilities could result in lengthy interruptions in its service;

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F&G Life could experience long-term interruptions in its service and the services provided by its significant vendors due to the effects of catastrophic events, including but not limited to government mandates to self-quarantine, work remotely and prolonged travel restrictions. Some of F&G Life’s operational systems are not fully redundant, and its disaster recovery and business continuity planning cannot account for all eventualities. Additionally, unanticipated problems with F&G Life’s disaster recovery systems could further impede its ability to conduct business, particularly if those problems affect F&G Life’s computer-based data processing, transmission, storage and retrieval systems and destroy valuable data;

•	F&G Life manages its financial exposure for losses with third-party reinsurance. Catastrophic events could adversely affect the cost and availability of that reinsurance; or

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the value of F&G Life’s investment portfolio may decrease if the securities in which it invests are negatively impacted by climate change (both transition risk and physical risk), pandemic diseases, severe weather conditions and other catastrophic events.

Natural and man-made catastrophes, pandemics (including COVID-19) and malicious and terrorist acts present risks that could materially adversely affect F&G Life’s results of operations or the mortality or morbidity experience of its business. Claims arising from such events could have a material adverse effect on F&G Life’s business, operations and financial condition, either directly or as a result of their effect on F&G Life’s reinsurers or other counterparties. Such events could also have an adverse effect on lapses and surrenders of existing policies, as well as sales of new policies.

While F&G Life has taken steps to identify and mitigate these risks, such risks cannot be predicted, nor fully protected against even if anticipated. In addition, such events could result in overall macroeconomic volatility or specifically a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of F&G Life’s business within such geographic areas or the general economic climate, which in turn could have an adverse effect on its business, results of operations and financial condition. The possible macroeconomic effects of such events could also adversely affect F&G Life’s asset portfolio.

The COVID-19 pandemic could have a material adverse effect on F&G Life’s liquidity, financial condition and results of operations.

The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic that emerged in 2020 had an adverse effect on F&G Life’s operating results in 2020 as the market value volatility impacted its total adjusted capital (“TAC”). In 2020 and 2021, F&G saw an increase in its mortality experience in both single premium immediate annuity (“SPIA”) and indexed universal life (“IUL”) business which largely offset each other. In addition, savings and investment behavior of F&G Life’s policyholders may have been changed as a result of financial stress due to the pandemic.

A significant number of personnel providing services to F&G Life through FGLBS continue to work from home and F&G Life believes this will continue into 2022 and future years. The remote work environment puts greater demands on F&G Life’s technological systems, puts F&G Life at greater risk of cybersecurity incidents and adds complexity to F&G Life’s programs that are designed to protect private data.

In addition, the changing nature of the work environment post-COVID with more remote employment opportunities has reduced the friction in changing jobs which has increased the mobility of F&G Life’s workforce and provided more opportunities for its employees to transition into jobs at other companies. The so-called “Great Resignation”, instigated by COVID-19 related changes to how employees work, has introduced increased risk to F&G Life’s ability to retain key personnel.

The severe restriction in economic activity caused by the COVID-19 pandemic and initial increased level of unemployment in the United States contributed to increased volatility and uncertainty regarding expectations for the economy and markets going forward. Although states have eased restrictions and the capital and labor markets have recovered, it is unclear when the economy will operate under normal or near-normal conditions. In response to the economic impact of the COVID-19 pandemic, the Federal Reserve cut interest rates to near zero in March 2020. The Federal Reserve has increased interest rates in 2022 and signaled that interest rates will increase over the remainder of 2022 and potentially in 2023.

See also “Risk Factors Relating to Economic Conditions and Market Conditions — Interest rate fluctuations could adversely affect F&G Life’s business, financial condition, liquidity and results of operations.”

Legal, Regulatory and Tax Risk Factors

F&G Life’s insurance business is highly regulated and subject to numerous legal restrictions and regulations.

F&G Life’s insurance business is subject to extensive regulation by state insurance authorities in each state in which it operates. In addition, F&G Life may incur significant costs in the course of complying with regulatory requirements.

State insurance regulators, the NAIC and federal regulators continually reexamine existing laws and regulations and may impose changes in the future. New interpretations of existing laws and the passage of new legislation may harm F&G Life’s ability to sell new policies, increase its claim exposure on policies F&G Life issued previously and adversely affect its profitability and financial strength. F&G Life is also subject to the risk that compliance with any particular regulator’s interpretation of a legal or accounting issue may not result in compliance with another regulator’s interpretation of the same issue, particularly when compliance is judged in hindsight. Regulators and other authorities have the power to bring administrative or judicial proceedings against F&G Life, which could result in, among other things, suspension or revocation of its licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action, which could materially harm F&G Life’s results of operations and financial condition.

F&G Life cannot predict what form any future changes in these or other areas of regulation affecting the insurance industry might take or what effect, if any, such proposals might have on F&G Life if enacted into law. In addition, because F&G’ Life s activities are relatively concentrated in a small number of lines of business, any change in law or regulation affecting one of those lines of business could have a disproportionate impact on F&G Life as compared to other more diversified insurance companies.

See “Regulation” for further discussion of the impact of regulations on F&G Life’s business.

State Regulation

F&G Life’s business is subject to government regulation in each of the states in which it conducts business, along with the District of Columbia and Puerto Rico, and is concerned primarily with the protection of policyholders and other customers. Such regulation is vested in state agencies having broad administrative and discretionary authority, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers and capital adequacy. At any given time, F&G Life and its insurance subsidiaries may be the subject of a number of ongoing financial or market conduct, audits or inquiries. From time to time, regulators raise issues during such examinations or audits that could have a material impact on F&G Life’s business.

F&G Life has received inquiries from a number of state regulatory authorities regarding its use of the U.S. Social Security Administration’s Death Master File (“Death Master File”) and compliance with state claims practices regulations and unclaimed property or escheatment laws. F&G Life has established procedures to periodically compare its in-force life insurance and annuity policies against the Death Master File or similar databases, investigate any identified potential matches to confirm the death of the insured, determine whether benefits are due, and attempt to locate the beneficiaries of any benefits due or, if no beneficiary can be located, escheat the benefit to the state as unclaimed property. F&G Life believes it has established sufficient reserves with respect to these matters; however, it is possible that third parties could dispute these amounts and additional payments or additional unreported claims or liabilities could be identified which could be significant and could have a material adverse effect on F&G Life’s results of operations and financial condition.

Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. F&G Life cannot predict the amount or timing of any such future assessments and therefore the liability F&G Life has established for these potential assessments may not be adequate. In addition, regulators may change their interpretation or application of existing laws and regulations such as the case with broadening the scope of carriers that must contribute towards Long Term Care insolvencies.

NAIC

Although F&G Life’s business is subject to regulation in each state in which it conducts business, along with the District of Columbia and Puerto Rico, in many instances the state regulatory models emanate from the NAIC. Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Statutes, regulations and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. The NAIC continues to work to reform state regulation in various areas, including comprehensive reforms relating to cybersecurity regulations, best interest standards, RBC and life insurance reserves.

F&G Life and its insurance subsidiaries are subject to minimum capitalization requirements based on RBC formulas for life insurance companies that establish capital requirements relating to insurance, business, asset, interest rate and certain other risks. Changes to statutory reserve or RBC requirements may increase the amount of reserves or capital F&G Life and its insurance subsidiaries are required to hold and may impact F&G Life’s ability to pay dividends. In addition, changes in statutory reserve or RBC requirements may adversely impact F&G Life’s financial strength ratings. Changes currently under consideration include adding an operational risk component, factors for asset credit risk, and group wide capital calculations.

See “Risk Factors Related to F&G Life’s Business — A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency could increase F&G Life’s cost of capital, making it challenging to grow the business, and could hinder F&G Life’s ability to participate in certain market segments, thereby adversely affect its financial condition and results of operations” for a discussion of risks relating to F&G Life’s financial strength ratings.

DOL “Fiduciary” Rule

The DOL investment advice rule leaves in place PTE 84-24 which is a longstanding class exemption providing prohibited transaction relief for insurance agents selling annuity products provided certain disclosures are made to the plan fiduciary, which is the policyholder in the case of an IRA, and certain other conditions are met. Among other things, these disclosures include the agent’s relationship to the insurer and commissions received in connection with the annuity sale. F&G Life designed and launched a compliance program in January 2022 requiring all agents selling IRA products to submit an acknowledgment with each IRA application indicating the agent has satisfied PTE 84-24 requirements on a precautionary basis in case the agent acted or is found to have acted as a fiduciary. Meanwhile the DOL has publicly announced its intention to consider future rulemaking that would revoke or modify PTE 84-24.

Management believes these current and emerging developments relating to market conduct standards for the financial services industry may over time materially affect the way in which F&G Life’s agents do business, the role of IMOs, sale of IRA products including IRA-to-IRA and employer plan rollovers, how the company supervises its distribution force, compensation practices, and liability exposure and costs. In addition to implementing the compliance procedures described above, management is monitoring further developments closely and will be working with IMOs and distributors to adapt to these evolving regulatory requirements and risks.

See “Regulation” for further discussion of the “fiduciary” rule.

Bermuda Regulation

F&G Life’s business is subject to regulation in Bermuda, including the Bermuda Monetary Authority (“BMA”). These regulations may limit or curtail F&G Life’s activities, including activities that might be profitable, and changes to existing regulations may affect F&G Life’s ability to continue to offer its existing products and services, or new products and services F&G Life may wish to offer in the future.

F&G Life’s reinsurance subsidiary, F&G Life Re Ltd. (“F&G Life Re”), is registered in Bermuda under the Bermuda Insurance Act and subject to the rules and regulations promulgated thereunder. The BMA has sought regulatory equivalency, which enables Bermuda’s commercial insurers to transact business with the EU on a “level playing field.” In connection with its initial efforts to achieve equivalency under the European Union’s Directive (2009/138/EC) (“Solvency II”), the BMA implemented and imposed additional requirements on the companies it regulates. The European Commission in 2016 granted Bermuda’s commercial insurers full equivalence in all areas of Solvency II for an indefinite period of time.

The SECURE Act of 2019 may impact F&G Life’s business and the markets in which it competes.

The Setting Every Community Up for Retirement Enhancement Act of 2019, Pub.L. 116-94 (the “SECURE Act”), was signed into law on December 20, 2019 as part of the Further Consolidated Appropriations Act and went into effect in certain respects on January 1, 2020. The SECURE Act contains provisions that may impact F&G Life, including elimination of the “stretch IRA” (funds from inherited IRAs must now be fully withdrawn by beneficiaries within 10 years of the account owner’s death and, as a result, IRAs may be less desirable to F&G Life’s customers, and its administrative system for handling distributions from IRAs invested in its annuity products may need to be updated to reflect the shortened distribution period for IRA beneficiaries); elimination of age limit for making traditional IRA contributions; raising of the age for required minimum distributions from IRAs from 70½ to 72 (particularly impacting F&G Life’s administrative system for handling distributions from IRAs invested in its annuity products); expansion of 401K plan eligibility for part-time workers; creation of new employer protections for offering annuities, including a fiduciary safe harbor for employer retirement plan sponsors that wish to add in-plan annuity products (particularly impacting how F&G Life and its competitors may now sell annuity products to employers or provide certifications necessary to meet the SECURE Act fiduciary safe harbor requirements); and lowering of barriers for offering multiple employer plans. The SECURE Act changes may also affect, to some extent, the length of time that IRA assets remain in F&G Life’s annuity products. While F&G Life cannot predict whether, or to what extent, the SECURE Act will ultimately impact us, the SECURE Act may have implications for F&G Life’s business operations and the markets in which it competes.

The amount of statutory capital that F&G Life has and the amount of statutory capital that it must hold to maintain its financial strength ratings and meet other requirements can vary significantly from time to time due to a number of factors outside of F&G Life’s control.

F&G Life’s financial strength ratings are significantly influenced by its statutory surplus amounts and capital adequacy ratios. In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, most of which are outside of F&G Life’s control, including, but not limited to, the following:

•	the amount of statutory income or losses generated by F&G Life (which itself is sensitive to equity market and credit market conditions);

•	the amount of additional capital F&G Life must hold to support business growth and changes to the RBC calculation methodologies;

•	changes in statutory accounting or reserve requirements applicable to F&G Life;

•	F&G Life’s ability to access capital markets to provide reserve relief;

•	changes in equity market levels, interest rates, and market volatility;

•	the value of certain fixed-income and equity securities in F&G Life’s investment portfolio;

•	changes in the credit ratings of investments held in F&G Life’s portfolio; and

•	the value of certain derivative instruments.

Rating agencies may also implement changes to their internal models, which differ from the RBC capital model and could result in F&G Life increasing or decreasing the amount of statutory capital it must hold in order to maintain its current financial strength ratings. In addition, rating agencies may downgrade the investments held in F&G Life’s portfolio, which could result in a reduction of F&G Life’s capital and surplus and its RBC ratio. To the extent that F&G Life’s RBC ratios are deemed to be insufficient, F&G Life may take actions either to increase its capitalization or to reduce the capitalization requirements. If F&G Life is unable to take such actions, the rating agencies may view this as a reason for a ratings downgrade.

The failure of F&G Life to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on F&G Life’s business, results of operations and financial condition. A decline in RBC ratios could be a factor in causing rating agencies to downgrade F&G Life’s financial strength ratings, which could have a material adverse effect on its business, results of operations and financial condition.

Changes in federal or state tax laws may affect sales of F&G Life’s products and profitability.

The annuity and life insurance products that F&G Life markets generally provide the policyholder with certain federal income or state tax advantages. For example, federal income taxation on any increases in non-qualified annuity contract values (i.e., the “inside build-up”) is deferred until it is received by the policyholder. Non-qualified annuities are annuities that are not sold to a qualified retirement plan or in the form of a qualified contract such as an IRA. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits and the inside build-up under life insurance contracts are generally exempt from income tax or tax deferred.

From time to time, various tax law changes have been proposed that could have an adverse effect on F&G Life’s business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance policies. For example, changes in tax law could reduce or eliminate the tax-deferred accumulation of earnings on the deposits paid by the holders of annuities and life insurance products, which could make such products less attractive to potential purchasers. Additionally, insurance products, including the tax favorable features of these products, generally must be approved by the insurance regulators in each state in which they are sold. This review could delay the introduction of new products or impact the features that provide for tax advantages and make such products less attractive to potential purchasers. A shift away from life insurance and annuity products could reduce F&G Life’s income from the sale of such products, as well as the assets upon which F&G Life earns investment income. If legislation were enacted to eliminate the tax deferral for annuities or life insurance policies, such a change would have a material adverse effect on F&G Life’s ability to sell non-qualified annuities or life insurance policies.

Changes in tax law may increase F&G Life’s future tax liabilities and related compliance costs.

From time to time, the United States, as well as foreign, state and local governments, consider changes to their tax laws that may affect F&G Life’s future results of operations and financial condition. Also, the Organization for Economic Co-operation and Development has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Changes to tax laws could increase their complexity and the burden and costs of compliance. Additionally, such changes could also result in significant modifications to the existing transfer pricing rules and could potentially have an impact on F&G Life’s taxable profits as such legislation is adopted by participating countries.

F&G Life and its subsidiaries and affiliates are subject to reviews and audits by the IRS and other taxing authorities from time to time, and the IRS or other taxing authority may challenge tax positions taken by F&G Life and its subsidiaries and affiliates. Responding to or defending against challenges from taxing authorities could be expensive and time consuming, and could divert management’s time and focus away from operating F&G Life’s business. F&G Life cannot predict whether and when taxing authorities will conduct an audit, challenge its tax positions or the cost involved in responding to any such audit or challenge. If F&G Life’s subsidiaries and affiliates are unsuccessful, they may be required to pay taxes for prior periods, interest, fines or penalties, and may be obligated to pay increased taxes in the future, all of which could have an adverse effect on F&G Life’s business, financial condition, results of operations or growth prospects.

F&G Life may be the target of future litigation, law enforcement investigations or increased scrutiny which may negatively affect its operations or financial strength or reduce profitability.

F&G Life, like other financial services companies, is involved in litigation and arbitration in the ordinary course of business. For further discussion on litigation and regulatory investigation risk, see “Note 12: Contingencies” to the Statutory Basis Financial Statements.

From time to time F&G Life receives inquiries and requests for information from state insurance departments, attorneys general and other regulatory agencies about various matters relating to its business. Sometimes these take the form of civil investigative demands or subpoenas. F&G Life cooperates with all such inquiries and it has responded to or is currently responding to inquiries from multiple governmental agencies. Also, regulators and courts have been dealing with issues arising from foreclosures and related processes and documentation. Various governmental entities are studying the insurance product, market, pricing, and business practices, and potential regulatory and legislative changes, which may materially affect F&G Life’s business and operations. From time to time, F&G Life is assessed fines for violations of regulations or other matters or enter into settlements with such authorities, which may require F&G Life to pay fines or claims or take other actions.

More generally, F&G Life operates in an industry in which various practices are subject to scrutiny and potential litigation, including class actions. In addition, F&G Life sells its products through IMOs, whose activities may be difficult to monitor. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments and damage to F&G Life’s reputation that is disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments.

F&G Life may not be able to protect its intellectual property and may be subject to infringement claims.

F&G Life relies on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect its intellectual property. Although F&G Life uses a broad range of measures to protect its intellectual property rights, third parties may infringe or misappropriate F&G Life’s intellectual property. F&G Life may have to litigate to enforce and protect its copyrights, trademarks, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of its intellectual property assets could adversely impact F&G Life’s business and its ability to compete effectively.

F&G Life may be subject to costly litigation in the event that another party alleges its operations or activities infringe upon that party’s intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by F&G Life’s products, methods, processes or services or could otherwise limit F&G Life’s ability to offer certain product features. F&G Life may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant expense and liability for damages or F&G Life could be enjoined from providing certain products or services to its customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively, F&G Life could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on F&G Life’s business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus contains information that includes or is based on forward-looking statements that are intended to enhance the reader’s ability to assess the Company’s future financial and business performance. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, risks, financial results or other developments, and contain words and phrases such as “may,” “expects,” “should,” “believes,” “anticipates,” “estimates,” “intends,” or similar expressions.

These statements are based on estimates and assumptions made by the Company in light of information currently known to management and are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change. Whether actual results and developments will conform to our expectations is subject to a number of risks, uncertainties and contingencies that could cause actual results to differ materially from expectations, or that could cause management to deviate from currently expected or intended courses of actions, including, among others:

•	The COVID-19 pandemic;

•	Conditions in the economy generally;

•	Concentration in certain states for the distribution of F&G’s products;

•	Concentration in certain of F&G’s products (for example, fixed indexed annuities (“FIAs”));

•	Interest rate fluctuations;

•	Equity market volatility;

•	Market and credit risks;

•	Credit risk of F&G’s counterparties, including companies with whom it has reinsurance agreements or it has purchased call options;

•

Differing interpretations of, or changes to, methodologies, estimates and assumptions for F&G’s valuation of investments and the determinations of the amounts of allowances and impairments taken on its investments;

•	Change in F&G’s evaluation of the recoverability of its deferred tax assets;

•	The possibility that actual experience differs significantly from F&G’s reserving assumptions;

•	Significant regulation and legal restrictions and regulations relating to F&G’s business;

•	The impact of the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”);

•	Changes in federal or state tax laws;

•	Variations in the amount of statutory capital that F&G has and the amount of statutory capital that it must hold to maintain its financial strength ratings and meet other requirements;

•	Future litigation, law enforcement investigations or increased scrutiny;

•	Protection of F&G’s intellectual property and potential infringement claims;

•	A financial strength ratings downgrade, potential downgrade, or any other negative action by a rating agency;

•	The continued availability of capital to support F&G’s growth;

•	Difficulties arising from outsourcing relationships, including F&G’s dependence on Blackstone ISG-I Advisors LLC (“BISGA”) (and its sub-managers) for management of F&G’s general account;

•	The loss of key personnel;

•

Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error;

•	F&G’s risk management policies and procedures;

•	Natural and man-made catastrophes, pandemics and malicious and terrorist acts;

•	F&G’s ability to gain or maintain its position in a highly competitive industry;

•	The ability to attract and retain national marketing organizations and independent agents;

•	F&G’s recent launch of its Institutional business unit; and

•	The other risks and uncertainties identified in this Prospectus including, without limitation, those under the headings “Risk Factors — Risk Factors Related to F&G” and “Business of F&G.”

~~[Disclosure will be updated in a pre-effective amendment to the registration statement.]~~

Consequently, any forward-looking statements should be regarded solely as F&G Life’s current plans, estimates and beliefs and are based on management’s beliefs and assumptions about the businesses in which F&G Life competes, global and domestic economic conditions and other factors. F&G Life does not intend, and will not undertake any obligation, to update any forward-looking statements to reflect future events or circumstances or changed assumptions after the date of such statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) reflects the results of operations and changes in financial position of Fidelity & Guaranty Life Insurance Company. Unless the context otherwise requires, references to “we,” “our,” “us,” and “the Company” are to Fidelity & Guaranty Life Insurance Company.

[Disclosure will be updated in a pre-effective amendment to the registration statement.]

APPENDIX A: STATE VARIATIONS

[Disclosure will be included in a pre-effective amendment to the registration statement.]

A-1

APPENDIX B: STRATEGY INTERIM VALUE

We calculate the Strategy Interim Value for each Indexed-Linked Interest Strategy at the end of each Business Day throughout the entire Crediting Period. The calculation is based on a formula designed to measure the market value of your investment in an Indexed-Linked Interest Strategy at any point during the Crediting Period. Specifically, the formula we use derives the market value of a portfolio of hypothetical investments in derivatives and fixed income instruments. These values are intended to provide equity between you, the Contract owner, and us, the insurance company, when you make a withdrawal from your Contract. These values provide us with protection from the trading risk that we will have to incur and/or reflect changes in the Strategy Account Value of each Index-Linked Interest Strategy throughout the Crediting Period, including on the Crediting Date.

You should note that even if an underlying index is experiencing positive change, the Strategy Interim Value may be less than the Strategy Base Value. This is due to, among other factors, market inputs for volatilities, interest rates and dividends.

The calculation we use tracks the change in a hypothetical portfolio of investments in fixed income assets and derivatives, by applying an equity adjustment and asset adjustment to the Strategy Base Value of the Index-Linked Strategy.

Equity Adjustment:

•

The Equity Adjustment, which may be positive or negative, reflects changes in the value of a hypothetical portfolio of derivative instruments that are used to hedge market risks allowing us to support the Index-Linked Interest associated with each Index-Linked Interest Strategy.

•	Equity Adjustment(t) = Fair Value of Derivatives(t) – Unamortized Option Cost(t) – Unwind Cost(t)

•

Fair Value of Derivatives(t) = The price at time t of a hypothetical portfolio of derivatives that matures on the Crediting Date and represents the buy/sell positions that support the crediting method in the underlying index.

•	Unamortized Option Cost(t) = The initial option cost of the supporting derivative portfolio paid at the beginning of the Crediting Period, less the total “depreciation” (straight-line) up to time t

•	Unwind Cost(t) is the cost of unwinding the derivative positions at time t

•	On a Crediting Date, the Equity Adjustment is equal to zero

Asset Adjustment:

•

The Asset Adjustment, which may be positive or negative, is to account for changes in market interest rates that impact the value of a hypothetical portfolio of fixed income assets. The Asset Adjustment is applicable on any day during the Asset Adjustment Period.

• Asset Adjustment(t) = A *	(1 –	(1+B	)	D	)	where
1+C

•	A: Asset adjustment notional = Strategy Base Value at the start of time t

•	B: Beginning Reference index value

•	C: Current Closing Reference index value at time t

•	D: Days till end of Asset Adjustment Period/365 as of time t

•	Asset Adjustment Period: 6-years

•	Reference index: Bloomberg US Aggregate Yield-to-Worst Index

Fair Value of Derivatives

We utilize a fair value methodology to value the hypothetical portfolio of derivatives that support the Indexed-Linked Interest Strategies.

For each Index-Linked Interest Strategy, we value a hypothetical portfolio of derivatives, each of which is tied to the performance of the underlying Index for the Index-Linked Interest Strategy in which you are invested. We use derivatives to provide an estimate of the gain or loss on the Strategy Base Value that could have occurred at the end of the Crediting Period. This estimate also reflects the impact of the Cap Rate, Performance Trigger Rate, and ~~Protection Option~~Buffer at the end of the Crediting Period, as well as the estimated cost of exiting the derivative positions prior to the end of the Crediting Period of the Index-Linked Interest Strategy (and the time to Contract Anniversaries for an Annual Lock Index-Linked Interest Strategy). The valuation of the options is based on standard market-consistent methods for valuing derivatives, such as the Black-Scholes methods, and based on inputs from third party vendors. The methodology used to value these options is determined solely by us and may vary, higher or lower, from other estimated valuations or the actual selling price of identical derivatives. Any variance between our estimated fair value price and other estimated or actual prices may differ from one Index-Linked Interest Strategy to another Index-Linked Interest Strategy. These prices can change daily.

The options valued for each Indexed-Linked Interest Strategy type are as follows:

A.	At-the-money call option: This represents the market value of the option to receive an amount equal to the percentage growth in the Index during the Crediting Period.

B.	Out-of-the-money call option: This represents the market value of the option for gain in excess of the Cap Rate.

C.	Digital option: This represents the market value of the option to provide the Performance Trigger Rate under positive Index returns.

D.	At-the-money put option: This represents the market value of the option to receive an amount equal to the percentage loss of the index during the Crediting Period.

E.	Out-of-the-money put option: This represents the market value of the option to receive an amount equal to the excess loss beyond the ~~Protection Option~~Buffer.

Fair Value of Portfolio of Options – Point~~-~~ to~~-~~ Point Cap Rates with Buffer

•	Is equal to: A minus B minus E

Fair Value of Portfolio of Options – Performance Trigger Rates with Buffer

•	Is equal to: C minus E

~~Fair Value of Options Calculation – Point-to-Point Cap Rate with Floor~~

•	~~Is equal to: A minus B plus D minus E~~

Note: For the Annual Lock Index-Linked Interest Strategy, we value a derivative structure that assesses the compounded performance at each Contract Anniversary during the Crediting Period of the Annual Lock Index Linked Interest Strategy. The market consistent model is calibrated by us to account for additional market risks relevant to the Annual Lock Index-Linked Interest Strategy.

Strategy Interim Value Examples:

Item	1-Year Strategy	~~1-Year Strategy~~			3-Year Strategy	3-Year Strategy		6-Year Strategy	6-Year Strategy
Crediting Period (in months)	12		~~12~~		36		36	72	72
Valuation date (in months)	9		~~9~~		9		33	9	69
Time to Maturity (in months)	3		~~3~~		27		3	63	3
Strategy Premium	$100,000	~~$~~	~~100,000~~		$100,000		$100,000	$100,000	$100,000
Protection Option	Buffer		~~Floor~~		Buffer		Buffer	Buffer	Buffer
Buffer~~/Floor~~ Rate	10.00%		~~10.00~~	%	10.00%		10.00%	10.00%	10.00%
Cap Rate	12.00%		~~10.00~~	%	18.00%		18.00%	100.00%	100.00%

Example: No change in the value of the Index relevant to the Index- Linked Interest Strategy and Asset Adjustment Reference Index rate
Strategy Base Value (a)	$100,000	~~$~~	~~100,000~~		$100,000		$100,000	$100,000	$100,000
Equity Adjustment (b)	$2,433		~~-$49~~		$859		$3,244	$873	$3,139
Asset Adjustment (c)	$0	~~$~~	~~0~~		$0		$0	$0	$0
Strategy Interim Value (a) + (b) – (c) = (d)	$102,433	~~$~~	~~99,951~~		$100,859		$103,244	$100,873	$103,139
Strategy Account Value (d) = (e)	$102,433	~~$~~	~~99,951~~		$100,859		$103,244	$100,873	$103,139

Example: The value of the Index relevant to the Index-Linked Interest Strategy decreased by 10% and no change in Asset Adjustment Reference Index rate
Strategy Base Value (a)	$100,000	~~$~~	~~100,000~~		$100,000		$100,000	$100,000	$100,000
Equity Adjustment (b)	-$3,058		~~-$6,282~~		-$4,626	-	$2,666	-$6,579	-$2,984
Asset Adjustment (c)	$0	~~$~~	~~0~~		$0		$0	$0	$0
Strategy Interim Value (a) + (b) – (c) = (d)	$96,942	~~$~~	~~93,718~~		$95,374		$97,334	$93,421	$97,016
Strategy Account Value (d) = (e)	$96,942	~~$~~	~~93,718~~		$95,374		$97,334	$93,421	$97,016

Example: The value of the Index relevant to the Index-Linked Interest Strategy increased by 40 % and Asset Adjustment Reference Index rate increased by 25%
Strategy Base Value (a)	$100,000	~~$~~	~~100,000~~		$100,000		$100,000	$100,000	$100,000
Equity Adjustment (b)	$11,700	~~$~~	~~10,062~~		$13,549		$17,847	$27,372	$39,709
Asset Adjustment (c)	$1,290	~~$~~	~~1,290~~		$1,290		$800	$1,290	$62
Strategy Interim Value (a) + (b) – (c) = (d)	$110,410	~~$~~	~~108,772~~		$112,260		$117,047	$126,082	$139,647
Strategy Account Value (d) = (e)	$110,410	~~$~~	~~108,772~~		$112,260		$117,047	$126,082	$139,647

Example: The value of the Index relevant to the Index-Linked Interest Strategy increased by 10% and Asset Adjustment Reference Index rate increased by 25%
Strategy Base Value (a)	$100,000	~~$~~	~~100,000~~		$100,000		$100,000	$100,000	$100,000
Equity Adjustment (b)	$7,180	~~$~~	~~5,845~~		$5,308		$9,410	$8,030	$10,712
Asset Adjustment (c)	$1,290	~~$~~	~~1,290~~		$1,290		$800	$1,290	$62
Strategy Interim Value (a) + (b) – (c) = (d)	$105,890	~~$~~	~~104,556~~		$104,018		$108,610	$106,740	$110,650
Strategy Account Value (d) = (e)	$105,890	~~$~~	~~104,556~~		$104,018		$108,610	$106,740	$110,650

Example: The value of the Index relevant to the Index-Linked Interest Strategy decreased by 10% and Asset Adjustment Reference Index rate increased by 25%
Strategy Base Value (a)	$100,000	~~$~~	~~100,000~~		$100,000		$100,000	$100,000	$100,000
Equity Adjustment (b)	-$3,058		~~-$6,282~~		-$4,626		-$2,666	-$6,579	-$2,984
Asset Adjustment (c)	$1,290	~~$~~	~~1,290~~		$1,290		$800	$1,290	$62
Strategy Interim Value (a) + (b) – (c) = (d)	$95,653	~~$~~	~~92,429~~		$94,085		$96,533	$92,132	$96,954
Strategy Account Value (d) = (e)	$95,653	~~$~~	~~92,429~~		$94,085		$96,533	$92,132	$96,954

Example: The value of the Index relevant to the Index-Linked Interest Strategy decreased by 40% and Asset Adjustment Reference Index rate increased by 25%
Strategy Base Value (a)		$100,000	~~$~~	~~100,000~~		$100,000		$100,000		$100,000		$100,000
Equity Adjustment (b)	-$	29,979	~~-$~~	~~9,797~~	-$	27,276	-$	29,629	-$	30,447	-$	29,957
Asset Adjustment (c)		$1,290	~~$~~	~~1,290~~		$1,290		$800		$1,290		$62
Strategy Interim Value (a) + (b) – (c) = (d)		$68,731	~~$~~	~~88,914~~		$71,435		$69,571		$68,264		$69,981
Strategy Account Value (d) = (e)		$68,731	~~$~~	~~88,914~~		$71,435		$69,571		$68,264		$69,981

Example: The value of the Index relevant to the Index-Linked Interest Strategy increased by 40 % and Asset Adjustment Reference Index rate decreased by 25%
Strategy Base Value (a)		$100,000	~~$~~	~~100,000~~		$100,000		$100,000		$100,000		$100,000
Equity Adjustment (b)		$11,700	~~$~~	~~10,062~~		$13,549		$17,847		$27,372		$39,709
Asset Adjustment (c)	-$	1,310	~~-$~~	~~1,310~~	-$	1,310	-$	809	-$	1,310	-$	62
Strategy Interim Value (a) + (b) – (c) = (d)		$113,009	~~$~~	~~111,372~~		$114,859		$118,656		$128,681		$139,771
Strategy Account Value (d) = (e)		$113,009	~~$~~	~~111,372~~		$114,859		$118,656		$128,681		$139,771

Example: The value of the Index relevant to the Index-Linked Interest Strategy increased by 10% and Asset Adjustment Reference Index rate decreased by 25%
Strategy Base Value (a)		$100,000	~~$~~	~~100,000~~		$100,000		$100,000		$100,000		$100,000
Equity Adjustment (b)		$7,180	~~$~~	~~5,845~~		$5,308		$9,410		$8,030		$10,712
Asset Adjustment (c)	-$	1,310	~~-$~~	~~1,310~~	-$	1,310	-$	809	-$	1,310	-$	62
Strategy Interim Value (a) + (b) – (c) = (d)		$108,490	~~$~~	~~107,155~~		$106,618		$110,219		$109,339		$110,774
Strategy Account Value (d) = (e)		$108,490	~~$~~	~~107,155~~		$106,618		$110,219		$109,339		$110,774

Example: The value of the Index relevant to the Index-Linked Interest Strategy decreased by 10% and Asset Adjustment Reference Index rate decreased by 25%
Strategy Base Value (a)		$100,000	~~$~~	~~100,000~~		$100,000		$100,000		$100,000		$100,000
Equity Adjustment (b)	-$	3,058	~~-$~~	~~6,282~~	-$	4,626	-$	2,666	-$	6,579	-$	2,984
Asset Adjustment (c)	-$	1,310	~~-$~~	~~1,310~~	-$	1,310	-$	809	-$	1,310	-$	62
Strategy Interim Value (a) + (b) – (c) = (d)		$98,252	~~$~~	~~95,028~~		$96,684		$98,142		$94,731		$97,078
Strategy Account Value (d) = (e)		$98,252	~~$~~	~~95,028~~		$96,684		$98,142		$94,731		$97,078

Example: The value of the Index relevant to the Index-Linked Interest Strategy decreased by 40% and Asset Adjustment Reference Index rate decreased by 25%
Strategy Base Value (a)		$100,000	~~$~~	~~100,000~~		$100,000		$100,000		$100,000		$100,000
Equity Adjustment (b)	-$	29,979	~~-$~~	~~9,797~~	-$	27,276	-$	29,629	-$	30,447	-$	29,957
Asset Adjustment (c)	-$	1,310	~~-$~~	~~1,310~~	-$	1,310	-$	809	-$	1,310	-$	62
Strategy Interim Value (a) + (b) – (c) = (d)		$71,331	~~$~~	~~91,513~~		$74,034		$71,180		$70,863		$70,105
Strategy Account Value (d) = (e)		$71,331	~~$~~	~~91,513~~		$74,034		$71,180		$70,863		$70,105

(1)	Each example assumes that the strategy premium of $100,000 at the start of the Crediting Period.
(2)	Each example assume that the start of the Crediting Period date is the Contract Effective Date.
(3)	An implied volatility of 20%, index dividend yield of 1.95%, and swap rate of 2.20% are assumed to generate the hypothetical examples.
(4)	Each example assumes a 0% unwind cost.
(5)	Each example assumes an Asset Adjustment Period equals to 6 years.

Example: Effect of Withdrawal when the Strategy Base Value is greater than the Strategy Interim Value

Assuming the Strategy Base Value starts with $100,000 and 9 months into the Crediting Period, the Contract owner requested to withdraw $20,000. At that time, the Equity Adjustment is -14.5% and the Asset Adjustment is +5.5%

Strategy Base Value	$100,000.00
Strategy Interim Value (1)	$80,000.00
Amount Withdrawn (2)	$20,000.00
Proportional Withdrawal (3)	$25,000.00
New Strategy Interim Value	$60,000.00
New Strategy Base Value	$75,000.00

(1)	Strategy Interim Value Immediately before withdrawal.
(2)	Amount withdrawn is the Specific Gross Withdrawal, including any applicable surrender charge thereon that apply to this strategy.
(3)	Proportional Withdrawal is equal to (C / D) x E where:

•	C is the Gross Withdrawal, including any applicable Surrender Charge thereon;

•	D is the Strategy Interim Value immediately prior to the Gross Withdrawal; and

•	E is the Strategy Base Value immediately prior to the Withdrawal.

Example: Effect of Withdrawal when the Strategy Base Value is lesser than the Strategy Interim Value

Assuming the Strategy Base Value starts with $100,000 and 9 months into the Crediting Period, the Contract owner requested to withdraw $20,000. At that time, the Equity Adjustment is +4.5% and the Asset Adjustment is +0.5%

Strategy Base Value	$100,000.00
Strategy Interim Value (1)	$104,000.00
Amount Withdrawn (2)	$20,000.00
Proportional Withdrawal (3)	$19,230.77
New Strategy Interim Value	$84,000.00
New Strategy Base Value	$80,769.23

(1)	Strategy Interim Value Immediately before withdrawal.
(2)	Amount withdrawn is the Specific Gross Withdrawal, including any applicable surrender charge thereon that apply to this strategy.
(3)	Proportional Withdrawal is equal to (C / D) x E where:

•	C is the Gross Withdrawal, including any applicable Surrender Charge thereon;

•	D is the Strategy Interim Value immediately prior to the Gross Withdrawal; and

•	E is the Strategy Base Value immediately prior to the Withdrawal.

Note: You should note that the level of protection offered by ~~Floors and~~Buffers only ~~apply~~applies when Index-Linked Interest is applied on Crediting Date. In the case of Index-Linked Interest Strategies with an Annual Lock, the Buffer applies on each Contract Anniversary.

APPENDIX C: INDEX DISCLOSURES

S&P 500® Index

The “S&P 500® Index” is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”) and has been licensed for use by Fidelity & Guaranty Life Insurance Company. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Fidelity & Guaranty Life Insurance Company. It is not possible to invest directly in an index. These Annuity products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). Neither S&P Dow Jones Indices make any representation or warranty, express or implied, to the owners of these Annuity products or any member of the public regarding the advisability of investing in securities generally or in these Annuity products particularly or the ability of the S&P 500® Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices only relationship to Fidelity & Guaranty Life Insurance Company with respect to the S&P 500® Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Fidelity & Guaranty Life Insurance Company or the Annuity products. S&P Dow Jones Indices have no obligation to take the needs of Fidelity & Guaranty Life Insurance Company or the owners of Annuity products into consideration in determining, composing or calculating the S&P 500® Index. Neither S&P Dow Jones Indices are responsible for and have not participated in the determination of the prices, and amount of Annuity products or the timing of the issuance or sale of Annuity products or in the determination or calculation of the equation by which Annuity products is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of Annuity products. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIDELITY & GUARANTY LIFE INSURANCE COMPANY, OWNERS OF THE ANNUITY PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIDELITY & GUARANTY LIFE INSURANCE COMPANY, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Russell 2000® Index

Fidelity & Guaranty Life Insurance Company annuity products (the “Products”) have been developed solely by Fidelity & Guaranty Life Insurance Company. The Products are not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000® Index (the “Index”) vest in the relevant LSE Group company which owns the Index. “Russell®” and “Russell 2000®” are trade-marks of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Products. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Products or the suitability of the Index for the purpose to which it is being put by Fidelity & Guaranty Life Insurance Company.

NASDAQ-100® Index

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the NASDAQ-100® Index to track general stock market performance. The Corporations’ only relationship to Fidelity &Guaranty Life Insurance Company (“Licensee”) is in the licensing of the Nasdaq®, NASDAQ-100® Index, and certain trade names of the Corporations and the use of the NASDAQ-100® Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the NASDAQ-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI EAFE Index

THIS ANNUITY IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON. NONE OF THE MSCI

PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN ANNUITIES GENERALLY OR IN THIS ANNUITY PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS ANNUITY OR THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS ANNUITY TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS ANNUITY IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS ANNUITY.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE ANNUITY, OWNERS OF THE ANNUITY, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

BANK OF AMERICA MP INDICES

The Bank of America MP Indices (the “Indices” and each, an “Index”) are the property of BofA Securities Inc. and its Affiliates (“BofAS”) and licensed to Fidelity & Guaranty Life Insurance Company (“Licensee”). None of the [Insert name of Product] (“Product”), any strategy or feature of the Product is in any way sponsored, endorsed, sold or promoted by BofAS, and BofAS makes no representation as to the advisability of purchasing the Product. BofAS has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product or any strategy or feature of the Product, nor makes any representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the Product or the advisability of purchasing in the Product, particularly the ability of the Indices to track performance of any market or strategy. The selection of the Indices as a crediting option under the Product does not obligate the Licensee or BofAS to invest annuity payments in the components of the Indices or in other products linked to the Indices.

BofAS’s only relationship to Licensee is the licensing of certain trademarks and trade names and the Indices or components thereof and certain hedging arrangements between BofAS and the Licensee or its Affiliates and BofAS is not a party to any transaction contemplated hereby. The Indices are determined, composed and calculated by BofAS without regard to the Licensee or the Product or its holders. Subject to its regulatory obligations, BofAS has no obligation to take the needs of the Licensee or the holders of the Product into consideration in determining, composing or calculating the Indices, and BofAS shall not be liable, whether in negligence or otherwise, to any person for any errors or omissions in the Indices or in the calculation of the Indices or under any obligation to advise any person of any errors or omissions therein. BofAS is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be priced, sold, purchased, or redeemed. BofAS has no obligation or liability in connection with the administration, marketing, or trading of the Product. While volatility controls may result in less fluctuation in rates of return as compared to indices without volatility controls, they may also reduce the overall rate of return as compared to products not subject to volatility controls.

The rules governing the operation and calculation of the Indices and any Index component sponsored or administered by BofAS (the “Rules”) may be amended by BofAS. An amendment to the Rules may result from, without limitation, a change to the construction or calculation of the Indices or such Index component, or from BofAS determining that a change to the Rules is required or desirable in order to update them or to address an error, omission or ambiguity. No assurance can be given that any such amendment would not be detrimental to purchasers of the Product. BofAS has no obligation to continue to publish, and may discontinue publication of, the Indices or any such Index component. The end-of-day values of the Indices are published subject to provisions in the Rules. BofAS is not obligated to publish any information regarding the Indices other than as stipulated in such Rules.

THE INDICES AND ANY DATA, ARE PROVIDED “AS IS”. BOFAS DOES NOT GUARANTEE OR MAKE ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES ABOUT: THE ACCURACY, TIMELINESS, OR THE COMPLETENESS OF THE INDICES, THE CALCULATION THEREOF, OR ANY COMMUNICATIONS WITH RESPECT THERETO; OR THE RESULTS TO BE OBTAINED BY A LICENSEE, HOLDERS OF A PRODUCT (LINKED TO OR BASED ON THE INDICES, ANY DATA, CALCULATION, OR COMMUNICATIONS). BOFAS ALSO EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR SATISFACTORY QUALITY.

BOFAS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, UNAVAILABILITY, LATENESS, OR INTERRUPTIONS OR ANY OTHER CAUSE (INCLUDING NEGLIGENCE), UNDER ANY CAUSE OF ACTION, TO: A LICENSEE; HOLDERS OF ANY PRODUCT (LINKED OR BASED ON THE INDICES, THIS DOCUMENT, OR ANY DATA); OR ANY OTHER PERSON OR ENTITY-- ARISING FROM OR RELATED TO THE INDICES, ANY DATA, CALCULATION, OR COMMUNICATIONS, OR THE USE OF, OR RELIANCE ON THE INDICES, ANY DATA, CALCULATION, OR COMMUNICATIONS.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BOFAS (OR ANY AFFILIATE) HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, CONSEQUENTIAL DAMAGES, OR LOST PROFITS OR OPPORTUNITY, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THE LIMITATIONS IN THE ABOVE THREE PARAGRAPHS ARE INDEPENDENT OF EACH OTHER, AND THE FAILURE OF ESSENTIAL PURPOSE, OR UNENFORCEABILITY OF ANY PART SHALL NOT AFFECT ANY OTHER PART.

“BofAS” and the “Bank of America MP Indices” are trademarks of BofA Securities Inc. or its Affiliates and have been licensed for use by Fidelity & Guaranty Life Insurance Company f. BofAS receives compensation from the Licensee in connection with licensing rights to the Indices and certain hedging arrangements between BofAS and the Licensee or its affiliates.

Obligations to make payments under the Product are solely the obligation of the Licensee and are not the responsibility of BofAS. BofAS did not publish or approve this document, and BofAS does not accept any responsibility for its contents or use.

APPENDIX D: EXAMPLES OF CREDITING METHODS

Below are examples of how the various Crediting Methods would function under varying return scenarios. All examples assume that you do not make any withdrawals during the Crediting Period. If you make a withdrawal, your Strategy Account Value will be based on the Strategy Interim Value. Please see Appendix B for examples on how the Strategy Interim Value is calculated under various hypothetical scenarios.

Point~~-~~ to Point Cap Rate with Buffer

When you elect an Index-Linked Interest Strategy with a Crediting Method with a Cap Rate and a Buffer, you are partially protected from negative Index Change at the end of the Crediting Period, up to the stated Buffer amount. Any positive Index Change may be limited by the Cap Rate. Here are some examples of how a 10% Cap Rate and 10% Buffer work in combination based on different scenarios at the end of a Crediting Period:

Scenario 1: The Index Change for the Crediting Period is 20%. Due to the 10% Cap Rate, the Adjusted Index Change, which determines the amount of Index-Linked Interest credited to the Strategy Account Value, is 10%.

Scenario 2: The Index Change for the Crediting Period is 6%. Since the Index Change was positive but did not exceed the Cap Rate, the amount of Index-Linked Interest credited to the Strategy Account Value is based on the full return of 6%.

Scenario 3: The Index Change for the Crediting Period is -8%. Although the Index Change was negative, it was still within the 10% Buffer amount, so all of the negative return is absorbed by the 10% buffer and no Index-Linked Interest is credited to the Strategy Account Value.

Scenario 4: The Index Change for the Crediting Period is -12%. Since the negative Index Change exceeds the 10% Buffer, your Strategy Account Value is partially protected up to the 10% Buffer and the amount of negative Index-Linked Interest credited to the Strategy Account Value is based on the 2% loss.

~~Point to Point Cap Rate with Floor~~

~~When you elect an Index-Linked Interest Strategy with a Cap Rate and a Floor, you are exposed to negative Index Change at the end of the Crediting Period up to the stated Floor amount and any losses beyond that Floor are absorbed by us. Any positive Index Change may be limited by the Cap Rate. Here are some examples of how a 10% Cap Rate and 10% Floor work in combination based on different scenarios at the end of a Crediting Period.~~

~~Scenario 1: The Index Change for the Crediting Period is 20%. Due to the 10% Cap Rate, the Adjusted Index Change, which determines the amount of Index-Linked Interest credited to the Strategy Account Value, is 10%.~~

~~Scenario 2: The Index Change for the Crediting Period is 6%. Since the Index Change was positive but did not exceed the Cap Rate, the amount of Index-Linked Interest credited to the Strategy Account Value is based on the full return of 6%.~~

~~Scenario 3: The Index Change for the Crediting Period is -8%. Since the Index Change was negative but did not exceed the -10% Floor amount, the amount of negative Index-Linked Interest credited to the Strategy Account Value is based on the full -8% loss.~~

~~Scenario 4: The Index Change for the Crediting Period is -18%. Since the negative Index Change exceeds the -10% Floor, the amount of negative Index-Linked Interest credited to the Strategy Account Value is based on the – 10% floor and you are protected against the additional -8% Index Change.~~

Performance Trigger Rate with Buffer

When you elect an Index-Linked Interest Strategy with a Performance Trigger Rate and Buffer, you are partially protected from negative Index Change at the end of the end of the Crediting Period, up to the stated Buffer amount. Any positive Index Change will be subject to the Performance Trigger Rate. If the Index Change is zero or positive at the end of the Crediting Period, the full amount of the Performance Trigger Rate will be credited to the Strategy Account Value. Here are some examples of how a 5% Performance Trigger Rate and 10% Buffer work in combination based on different scenarios at the end of a Crediting Period:

Scenario 1: The Index Change for the Crediting Period is 12%. Since the Index Change is positive, the Adjusted Index Change, which determines the amount of Index-Linked Interest credited to the Strategy Account Value, is equal to the stated Performance Trigger Rate of 5%.

Scenario 2: The Index Change for the Crediting Period is 2%. Since the Index Change is positive, the Adjusted Index Change, which determines the amount of Index-Linked Interest credited to the Strategy Account Value, is equal to the Performance Trigger Rate of 5%.

Scenario 3: The Index Change for the Crediting Period is -8%. Although the Index Change was negative, it was still within the 10% Buffer amount, so all of the negative return is absorbed by the 10% buffer and no Index-Linked Interest is credited to the Strategy Account Value.

Scenario 4: The Index Change for the Crediting Period is -12%. Since the negative Index Change exceeded the 10% Buffer, Strategy Account Value is partially protected up to the 10% Buffer and the amount of negative Index-Linked Interest credited to the Strategy Account Value is based on the 2% loss.

Annual Lock Cap Rate with Buffer

When you elect an Annual Lock Index-Linked Interest Strategy with a Cap Rate and a Buffer, you are partially protected from negative Index Change, up to the stated Buffer amount for each Contract Year during the Crediting Period. Any positive Index Change is subject to the Cap Rate for each Contract Year during the Crediting Period. On each Contract Anniversary, the Index Change (positive, negative, or flat), adjusted for the Cap Rate and the Buffer, is “locked in” for calculation of Interest-Linked Interest at the end of the Crediting Period. At the end of the Crediting Period (6 Years in this example) the annual “locked in” changes are compounded to determine the Index-Linked Interest credited to your Strategy Account Value. No Interest Linked Interest is credited to your Strategy Account Value until the end of the Crediting Period. Here are some examples of how a 10% Cap Rate and 10% Buffer work in combination in an Index-Linked Interest Strategy with an Annual Lock:

Year 1: The Index Change for the Contract Year is 13%. Due to the 10% Cap Rate, the Adjusted Index Change locked in for that Contract Year is 10%.

Year 2: The Index Change for the Contract Year is -5%. Although the Index Change was negative, it was still within the 10% Buffer amount, so all of the all of the negative return is absorbed by the 10% buffer and the Adjusted Index Change locked in for that Contract Year is 0%.

Year 3: The Index Change for the Contract Year is 10%. Since the Index Change was positive but did not exceed the Cap Rate, the full 10% Index Change is locked in for that Contract Year.

Year 4: The Index Change for the Contract Year is -12%. Since the negative Index Change exceeds the 10% Buffer, you are partially protected from loss up to the 10% Buffer and the Adjusted Index Change locked in for that Contract Year is the remaining 2% loss.

Year 5: The Index Change for the Contract Year is 15%. Due to the 10% Cap Rate, the Adjusted Index Change locked in for that Contract Year is 10%.

Year 6: The Index Change for the Contract Year is 11%. Due to the 10% Cap Rate, the Adjusted Index Change locked in for that Contract Year is 10%.

At the end of the Crediting Period (Year 6 in this example), all the locked in Adjusted Index Changes for Years 1-6 are compounded to determine the Index-Linked Interest that will be credited to the Strategy Account Value. In this example, the total compounded return is 43.48%

Dealer Prospectus Delivery Obligation:

All dealers that effect transactions in these securities are required to deliver a prospectus.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses for the issuance and distribution of the contracts described in this prospectus, other than any underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fees	$0
Estimated Printing and Filing Fees	$0
Estimated Accounting fees and expenses	$0
Estimated Legal fees and expenses	$100,000

Item 14. Indemnification of Directors and Officers.

As more fully set forth in its By-Laws, the Registrant, to the fullest extent and under the circumstances permitted by the Iowa Business Corporation Act or any other applicable Iowa statutory or decisional law, as amended or interpreted, shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

The foregoing right of indemnification is not exclusive of any other rights to which those seeking indemnification may be entitled under the Registrant’s Articles of Incorporation, By-Laws, any agreement, vote of shareholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Registrant may pay expenses, including attorney’s fees, incurred in defending any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized by the directors in the specific case, upon receipt of (a) a written affirmation of the director’s or officer’s good faith belief that (i) the director or officer has met the relevant standard of conduct required for indemnification or (ii) such action, suit or proceeding involved conduct for which liability has been eliminated under the Registrant’s Articles of Incorporation and (b) a written undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that such director or officer is entitled to be indemnified by the Registrant.

The Iowa Business Corporation Act provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit	Description

1.	Underwriting and selling agreements~~*~~[2]

3.a	Restated Articles of Incorporation~~, filed herewith~~[1]

3.b	By-Laws~~, filed herewith~~[1]

4.a	Form of Non-Participating Single Premium Deferred Annuity with Index-Lined Interest Strategies~~, filed herewith~~[1]

1

Exhibit	Description

4.b	Form of Specifications Page – General~~, filed herewith~~ [1]

4.c	Form of Point-to-Point with Buffer Index-Linked Interest Strategy Rider~~,~~ [1]

4.d	Form of Point-to-Point with Floor Index-Linked Interest Strategy Rider~~,~~ [1]

4.e	Form of Point-to-Point with Buffer MI Index-Linked Interest Strategy Rider~~,~~ [1]

4.f	Form of Annual Lock with Buffer Index-Linked Interest Strategy Rider~~,~~ [1]

4.g	Form of Specifications Page – Index-Linked Interest Strategy Rider(s)~~, filed herewith~~ [1]

4.h	Form of Fixed Interest Strategy Rider~~, filed herewith~~ [1]

4.i	Form of Specifications Page – Fixed Interest Strategy Rider~~, filed herewith~~ [1]

4.j	Form of Specifications Page – Interest Strategy Allocations~~, filed herewith~~ [1]

4.k	Form of Free Withdrawal Rider~~, filed herewith~~ [1]

4.l	Form of Specifications Page – Free Withdrawal~~, filed herewith~~ [1]

4.m	Form of Return of Premium Death Benefit Rider~~, filed herewith~~ [1]

4.n	Form of Surrender Charge Waiver Rider – Impairment~~, filed herewith~~ [1]

4.o	Form of Surrender Charge Waiver Rider – Nursing Home Confinement~~, filed herewith~~ [1]

4.p	Form of Surrender Charge Waiver Rider – Required Minimum Distributions~~, filed herewith~~ [1]

4.q	Form of Surrender Charge Waiver Rider – Terminal Illness~~, filed herewith~~ [1]

4.r	Form of Specifications Page – Guaranteed Monthly Payment Tables~~, filed herewith~~ [1]

5.	Opinion regarding legality~~*~~[2]

10.	Amended and Restated Services Agreement between Fidelity & Guaranty Life Insurance Company (formerly known as OM Financial Life Insurance Company) and Fidelity & Guaranty Life Business Services, Inc. (formerly known as Old Mutual Business Services, Inc.) with effective date of January 1, 2007~~, filed herewith.~~ [1]

21.	Subsidiaries of Registrant~~, filed herewith.~~ [1]

23.	Consent of Independent Auditors~~*~~[2]

107.	Filing Fee Table, filed herewith

Note 1.	Incorporated herein by reference to Initial Filing of S-1 Registration Statement (File No. 333-267180) filed on August 31, 2022.
~~*~~Note 2.	To be filed by amendment.

Item 17. Undertakings.

A.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from low or high end estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20 percent change in maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

2

iii.

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of Contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration or made in any such document immediately prior to such date of first use.

5.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing materials or information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B.

In so far as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Des Moines, State of Iowa, on ~~August 31~~                , 2022.

Fidelity & Guaranty Life Insurance Company

By:	~~/s/ Christopher O. Blunt~~

Name:	Christopher O. Blunt
Title:	President and Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below on ~~August 31~~                , 2022.

Signature	Title
~~/s/ Christopher O. Blunt~~	President, Chief Executive Officer and Director (principal executive officer)
Christopher O. Blunt

~~/s/ Wendy J.B. Young~~	Executive Vice President, Chief Financial Officer and Director (principal financial officer)
Wendy J.B. Young

~~/s/ Mark Wiltse~~	Senior Vice President, Chief Accounting Officer and Treasurer (principal accounting officer)
Mark Wiltse

~~/s/ Anthony J. Park~~	Director
Anthony J. Park

~~/s/ Raymond R. Quirk~~	Director
Raymond R. Quirk

~~/s/ Michael J. Nolan~~	Director
Michael J. Nolan

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